   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 1997
                                                     REGISTRATION NO. 333-23791
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  -----------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                  -----------

                                 CONVERSE INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                  -----------

           DELAWARE                  3149                  43-1419731
 (STATE OR OTHER JURISDICTION (PRIMARY STANDARD         (I.R.S. EMPLOYER
              OF                  INDUSTRIAL          IDENTIFICATION NO.)
       INCORPORATION OR      CLASSIFICATION CODE
        ORGANIZATION)              NUMBER)

                               ONE FORDHAM ROAD
                            NORTH READING, MA 01864
                                (508) 664-1100
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                  -----------

                                 JACK A. GREEN
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                                 CONVERSE INC.
                               ONE FORDHAM ROAD
                            NORTH READING, MA 01864
                                (508) 664-1100
      (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                       AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO

            PETER S. SARTORIUS                       BETH R. NECKMAN
        MORGAN, LEWIS & BOCKIUS LLP                  LATHAM & WATKINS
           2000 ONE LOGAN SQUARE                     885 THIRD AVENUE
          PHILADELPHIA, PA 19103                    NEW YORK, NY 10022
              (215) 963-5466                          (212) 906-1200

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY STATE.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED MAY 15, 1997
PROSPECTUS
                                  $60,000,000
                                 CONVERSE INC.

                     % CONVERTIBLE SUBORDINATED NOTES DUE 2004
                           INTEREST PAYABLE    AND

                                    -------

  The % Convertible Subordinated Notes due 2004 (the "Notes") offered hereby (the "Offering") are convertible into Common Stock of Converse Inc. ("Converse" or the "Company") at any time at or before maturity, unless previously
redeemed, at a conversion price of $   per share, subject to adjustment in
certain events. The Common Stock of the Company is traded on the New York Stock Exchange under the symbol "CVE." On May 14, 1997, the last reported sale price of the Common Stock on the New York Stock Exchange was $17 3/4 per share.

  The Notes do not provide for a sinking fund. The Notes are redeemable, at the option of the Company, in whole or in part, at any time on or after , 2000 at the redemption prices set forth in this Prospectus, together with accrued interest. The Notes are subject to purchase by the Company at the option of the holder upon a Change of Control (as defined herein) at 100% of the principal amount thereof, plus accrued interest. See "Description of Notes."

  The Notes are unsecured obligations of the Company and are subordinated to all present and future Senior Indebtedness (as defined herein) of the Company and will be effectively subordinated to all indebtedness and other liabilities of subsidiaries of the Company. On a pro forma basis, after giving effect to the Offering and the application of the net proceeds therefrom, at March 29, 1997 borrowings of the Company constituting Senior Indebtedness would have been approximately $100 million, and indebtedness and other liabilities of subsidiaries would have been approximately $30 million. The Indenture will not restrict the incurrence of any other indebtedness or liabilities by the Company or its subsidiaries. See "Description of Notes--Subordination."

  The Notes have been authorized for listing on the New York Stock Exchange.

                                    -------

  SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                                    -------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF   THIS  PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              UNDERWRITING DISCOUNTS     PROCEEDS TO
          PRICE TO PUBLIC (1)  AND COMMISSIONS (2)       COMPANY (3)
--------------------------------------------------------------------
Per Note            %                     %                    %
--------------------------------------------------------------------
Total(4)        $                     $                     $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Plus accrued interest, if any, from      , 1997.
(2) For information regarding indemnification of the Underwriters, see "Underwriting."
(3) Before deducting expenses estimated at $1,000,000 payable by the Company.
(4) The Company has granted the Underwriters a 30-day option to purchase up to $9,000,000 principal amount of additional Notes solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and
    Proceeds to Company will be $   , $    and $   , respectively.

                                    -------

  The Notes are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that delivery of the Notes will be made in book-entry form through the facilities of The Depository Trust Company on or about
    , 1997.

SMITH BARNEY INC.                   -------

        DILLON, READ & CO. INC.

                DONALDSON, LUFKIN & JENRETTE
                      SECURITIES CORPORATION

                                                           GOLDMAN, SACHS & CO.

          , 1997

         [THE CONVERSE ALL STAR LOGO APPEARS ON THE PROSPECTUS COVER]


BASKETBALL

Converse(R) All Star(R) is the American performance brand with authentic sports heritage. As the creator of the original basketball shoe in 1917, it's only natural that today's Converse basketball products offer all of the innovative design and technology features made possible by 80 years of experience.

[Picture of All Star 91 Shoe]


ATHLEISURE

The shoe that started it all provides the Converse brand with its heritage and authenticity. As the original basketball shoe, the canvas All Star with its world-famous ankle patch is now worn by athletes off the court, along with the numerous other authentic athleisure products whose origins are rooted in sports.

[Picture of Chuck Taylor(R) All Star Shoe]

CHILDREN'S

Converse offers a full range of performance athletic footwear for each new generation of young athletes who aspire to be great. Whether it's playing pee wee basketball or hanging out in the park, Converse kids' products are worn by small athletes around the world.

[Picture of All Star Desire Shoe]


CROSS TRAINING

The product category designed for the multiple sport athlete who wants a versatile performance shoe to meet the demanding needs of his/her workout no matter how diverse the fitness regimen.

[Picture of Fit Star(TM) Shoe]

                                 ------------

  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE MARKET PRICE OF THE NOTES, THE COMMON STOCK, OR BOTH. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, MAY BID FOR, AND PURCHASE, THE NOTES, THE COMMON STOCK, OR BOTH, IN THE OPEN MARKET AND MAY IMPOSE PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

           [Pictures of Professional Basketball Players Appear Here]

                               PROSPECTUS SUMMARY

  The following is a summary of certain information appearing elsewhere in this Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information and financial statements, including the notes thereto, contained elsewhere or incorporated by reference in this Prospectus. As used in this Prospectus, unless the context indicates otherwise, the "Company" or "Converse" refers to Converse Inc. and its subsidiaries. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. The Company's fiscal year end is the Saturday closest to December 31 in each year. The results of operations will periodically include a 53 week fiscal year. For purposes of financial information concerning the Company, First Quarter 1997 refers to the three months ended March 29, 1997, First Quarter 1996 refers to the three months ended March 30, 1996, 1996 refers to the 52-week period ended December 28, 1996, 1995 refers to the 52-week period ended December 30, 1995 and 1994 refers to the 52-week period ended December 31, 1994.

                                  THE COMPANY

  Converse is a leading global designer, manufacturer and marketer of high quality athletic footwear for men, women and children. The Company is also a global licensor of sports apparel, accessories and selected footwear. The Company, founded in 1908, began establishing its authentic footwear heritage with the introduction of its original canvas Chuck Taylor(R) basketball shoe in 1923. Throughout its nearly 90-year history, Converse has achieved a high level of brand name recognition due to its reputation for high performance products, quality, value and style. Through its well-known Converse(R) All Star(R) brand, the Company has consistently maintained its position as the American performance brand with authentic sports heritage.

  The Company's footwear is focused on four core categories: basketball, athleisure, children's and cross training, which represented approximately 34%, 31%, 22% and 8%, respectively, of the Company's 1996 net sales. The basketball category is comprised of high performance footwear for athletes and typically features Converse's proprietary REACT(R) shock absorption technology. Converse's athleisure footwear offerings are centered on the Converse Chuck Taylor All Star canvas athletic shoe, which management believes is the world's all time best-selling athletic shoe with over 550 million pairs sold since its introduction. Converse's rapidly growing children's category consists of children's-sized versions of the Company's basketball, athleisure and cross training shoes, as well as certain styles designed exclusively for children. Cross training, which is the fastest growing category in the athletic footwear industry, consists of high performance athletic shoes used for sports training and fitness.

  The Company's products are distributed in over 90 countries to approximately 9,000 customers, which include speciality athletic, sporting goods, department and shoe stores, as well as to 37 Company-operated retail outlet stores. In 1996, the Company's reported net sales were $349.3 million. However, this figure understates the total worldwide presence of Converse-branded products since a large portion is sold through licensees, and the Company recognizes only the percentage of these sales which it records as royalty income. Global wholesale sales of Converse-branded products, which include direct sales by the Company to retailers, sales by Converse distributors and sales of licensed products by Converse licensees, were approximately $800 million in 1996, of which over $560 million, or approximately 70%, were international sales. Although the Company's reported net sales declined from 1995 to 1996, global wholesale sales of Converse-branded products increased approximately 11% during this period.

  During 1996, Converse implemented a series of strategies designed to position the Company for long-term growth and profitability (the "1996 Repositioning"). These strategies included: (i) establishing a new management team, (ii) focusing on four core product categories, (iii) creating a single brand identity, (iv) coordinating marketing and product development and (v) streamlining operations. Primarily as a result of the 1996 Repositioning, net earnings for First Quarter 1997, excluding the one-time gain related to the Apex litigation settlements and bankruptcy plan confirmation described in this Prospectus Summary under "Recent Developments," were $4.7 million, or $0.26 per share, compared to a net loss of $3.3 million, or a $0.20 loss per share, in First Quarter 1996. The Company's net sales for First Quarter 1997 were $136.0 million compared to $86.6 million in First Quarter 1996, an increase of 57%. During First Quarter 1997, the Company recorded substantial sales increases in each of its four product categories of basketball, athleisure, children's, and cross training of approximately 105%, 26%, 66% and 61%, respectively, compared to First Quarter 1996. The Company's gross profit margin also improved to 31.0% of net sales for First Quarter 1997 from 25.0% for First Quarter 1996. In addition, selling, general and administrative expenses, although increasing by $10.5 million in First Quarter 1997 compared to First Quarter 1996, decreased as a percentage of net sales to 27.0% from 30.4%. The foregoing factors enabled the Company to record earnings from operations of $12.3 million for First Quarter 1997 as compared to $0.2 million for First Quarter 1996. Converse's global backlog increased approximately 47% to $220.1 million at March 29, 1997 from $149.3 million at March 30, 1996. The backlog increases were approximately 32%, 83%, 40% and 14%, respectively, in the Company's categories of basketball, athleisure, children's and cross training.

 THE 1996 REPOSITIONING

  . Establishing a New Management Team. Since April 1996, the Company has recruited a new management team with proven experience in the athletic footwear and sporting goods industries. The Company appointed Glenn N. Rupp as Chairman and Chief Executive Officer, James E. Solomon as Senior Vice President, Marketing and Edward C. Frederick as Senior Vice President, Research and Development. Previously, Mr. Rupp was at Wilson Sporting Goods Co. for eight years and served as President from 1985 to 1991 and Chief Executive Officer from 1987 to 1991. From 1985 to 1991, net sales at Wilson more than doubled and operating performance significantly improved. Mr. Solomon had previously been President and Chief Operating Officer of Dansk International and, prior to holding that position, had significant experience in the athletic footwear industry with companies such as Avia and New Balance. Dr. Frederick has previously held senior product design and development positions at Nike and adidas. The Company believes that the strategies executed by the new management team have contributed significantly to the recent improvement in the Company's performance.

  . Focusing on Four Core Product Categories. The Company is focused on four core product categories: basketball, athleisure, children's and cross training. These four categories represented, industry-wide, over $7 billion in domestic retail athletic footwear sales in 1996, and management believes that each of these categories has strong growth potential for Converse All Star-branded products. During 1996, the Company completed its exit from the football, baseball, running, walking, tennis and outdoor categories. The decision to concentrate on the basketball and cross training categories was driven by management's belief that these categories are the two most important athletic footwear categories to the Company's target consumers, males and females ages 12 to 24. The decision to concentrate on the athleisure and children's categories was based on the Company's historic success in these two categories. The Company believes that its increased marketing, advertising, product development and selling focus on its four core product categories will lead to increased market share and profitability.

  . Creating a Single Brand Identity. Management has created a single new marketing and brand positioning statement that focuses the Company's global marketing efforts on the concept "Converse All Star is the American performance brand with authentic sports heritage." The Company believes that the Converse All Star brand name and the Chuck Taylor patch logo command significant consumer brand awareness generated by their nearly 80-year history. In addition, the Converse All Star brand is enhanced by the Company's position as the originator of the first basketball shoe, the canvas Chuck Taylor All Star. In an effort to capitalize on the Converse All Star brand's significant consumer recognition and authentic heritage, the Company will focus its marketing, advertising and product development to promote this single brand identity. Prior to 1996, the Company's products had been marketed under multiple brand names and logos with different marketing and advertising strategies for each brand. The Company's new singular focus on building one brand has resulted in higher consumer demand in relation to the Company's advertising and marketing expenditures.

  . Coordinating Marketing and Product Development. During 1996, the new management team greatly increased the Company's ability to develop products consistent with consumer preferences. As a result of consumer demand, the Company has increased the frequency of its product introductions as well as the depth of its products in each of its four core categories. Management anticipates introducing new products every six to eight weeks, as compared to generally having introduced new products semi-annually in the past. The Company's consumer research is integral to the development of both the Company's new products and its advertising campaigns and in-store point of purchase materials. Each of the Company's products is now fully supported by a consistent, integrated marketing program, responsive to the demands of the Company's target customers. Management attributes the success of its Spring 1997 basketball line to its improved marketing and product development. Management believes that the Company's top four selling Spring 1997 basketball shoes will generate net sales in excess of $40 million, a level more than double the net sales of the Company's top four basketball shoes in any prior Spring basketball line.

  . Streamlining Operations. Due to the elimination of non-core categories, the creation of a single brand marketing strategy and the reduction of infrastructure, the Company's expenses declined substantially during 1996. Selling, general and administrative expenses in 1996 were $114.9 million, or 32.9% of net sales, as compared to $146.3 million, or 35.9% of net sales, in 1995.

 GROWTH STRATEGIES

  . Increasing Penetration in Core Categories. The Company continues to aggressively pursue market share increases from its strong base in each of Converse's four core categories, and the Company's Spring 1997 footwear offerings achieved significant market share gains in each category. Management believes that the Company's integrated marketing and product support programs, more frequent product introductions and increased depth of product offering will enable the Company to build on the recent market share gains achieved by Spring 1997 products such as the All Star 2000 canvas, the All Star Springfield, the All Star Tourney and the Dr. J 2000. As a result of the increasing penetration in each of Converse's four core categories in First Quarter 1997, the Company experienced increases in total business (net sales for First Quarter 1997 plus global backlog at March 29, 1997 compared to net sales for First Quarter 1996 plus global backlog at March 30, 1996) in its four core categories of basketball, athleisure, children's and cross training of approximately 53%, 57%, 49% and 29%, respectively.

  . Enhancing Retail Distribution. The Company views specialty athletic retailers as one of the most important outlets to reach the Company's target consumers. These retailers often showcase Converse-branded head-to-toe footwear and apparel products thereby strengthening the Converse All Star brand. These specialty athletic retailers include Athlete's Foot, Champs, Finish Line, FOOTACTION USA and Foot Locker, among others. Strong consumer demand for the Converse All Star brand has enabled the Company to dramatically increase its sales to this channel. As a result of the Company's increased focus on sales to specialty athletic retailers, the Company's net sales for First Quarter 1997 plus backlog at March 29, 1997 with these five retailers was more than six times greater than net sales for First Quarter 1996 plus backlog at March 30, 1996 with these five retailers. Management believes there are significant opportunities to further increase sales to specialty athletic retailers.

  . Improving Margins. Increased demand for the Company's products resulting from the successful 1996 Repositioning should enable Converse to realize higher prices, thereby improving gross margins. Due to changes in product mix and less discounting, the Company's average domestic suggested retail price for its Spring basketball line increased from $57 for Spring 1996 to $69 for Spring 1997. The Company's gross profit margin improved to 31.0% for First Quarter 1997 from 25.0% for First Quarter 1996. In addition, management expects to improve its operating margins through the realization of operating leverage as the Company grows its sales more rapidly than its fixed expenses. As a result, selling, general and administrative expenses increased by $10.5 million in First Quarter 1997 compared to First Quarter 1996, but decreased as a percentage of net sales to 27.0% from 30.4%. Furthermore, the Company has improved the percentage of orders taken in advance of delivery. This higher percentage of future orders to sales, combined with more frequent product introductions, should lead to better inventory management and fewer discounts. Management believes that over time the Company will achieve margins more consistent with those of its competitors.

  . Continuing Focus on Licensing Opportunities. Through the licensing of sports apparel, accessories, and selected footwear, the Company anticipates strong Converse brand sales growth. Through its licensees, the Company provides consumers with Converse-branded products from head-to-toe. Management believes that the integrated apparel offerings provided by Converse's licensees enhance the sales of the Company's footwear and that Converse has strong long-term relationships with its licensees. Management attributes the growth in licensee royalty income from $17.3 million in 1995 to $27.6 million in 1996 and from $4.9 million in First Quarter 1996 to $6.4 million in First Quarter 1997 primarily to the strong consumer demand for Converse-branded apparel in the Pacific region. The Company believes that the strong consumer demand for Converse-branded apparel in the Pacific region is primarily attributable to the underlying strength of Converse's branded footwear sales in the region. Coordinating the licensed apparel effort more closely on a global basis should result in improved distribution of licensed products and increased royalty income.

  . Increasing International Sales. International wholesale sales of
    Converse-branded products by the Company and its distributors and licensees were over $560 million in 1996, representing approximately 70% of the approximately $800 million total Converse-branded global wholesale sales in 1996. Although the Company's reported international net sales declined from 1995 to 1996, such net sales increased $3.6 million in First Quarter 1997 from First Quarter 1996, representing an 8.4% increase. International wholesale sales of Converse-branded products increased 12% from approximately $500 million in 1995 to approximately $560 million in 1996. International wholesale sales of Converse-branded products increased 18% from approximately $118 million in First Quarter 1996 to approximately $139 million in First Quarter 1997. Management believes that the Company is well-positioned to continue to take advantage of additional growth opportunities in Europe and the Pacific Rim, as well as opportunities in the developing markets of Latin America and Eastern Europe. The Company also plans to target international consumers directly by customizing its products to suit specific customer needs and tastes in different markets.

  Management believes that with its experienced management team and focused marketing, product development and selling strategies in place, the Company will continue to build upon the momentum of its recent product successes in order to improve market share and profitability.

                              RECENT DEVELOPMENTS

 RECENT FINANCIAL RESULTS

  In the first four months of 1997, the Company's net sales were $163.5 million, a 48% increase from the comparable period of 1996, with substantial increases in all four core categories. The Company's global backlog increased to a record high of $227.9 million as of April 26, 1997, a 50% increase from $152.2 million as of April 27, 1996. Management attributes the improved performance of the Company to the 1996 Repositioning as well as the initial implementation of the Company's growth strategies.

 COMMITMENT FOR NEW CREDIT FACILITY

  On April 30, 1997, the Company accepted a commitment letter of BT Commercial Corporation to supply a new $150 million revolving credit facility (the "New Credit Facility"). The New Credit Facility will replace the Company's existing credit facility, will have a term of five years, will provide for borrowings and other credit accommodations in a manner similar to the existing credit facility and will be secured by substantially the same assets as the existing credit facility. Borrowings will initially bear interest at the rate currently provided for under the A Facility (as defined under "Use of Proceeds"), but such interest rate will be reduced in the event that the Company achieves certain financial ratios. The completion of the New Credit Facility is conditional upon completion of the Offering and other customary matters. However, the Offering is not conditioned on the New Credit Facility and no assurance can be given that the New Credit Facility will be completed.

 FAVORABLE RESOLUTION OF OUTSTANDING LITIGATION; CANCELLATION OF NOTES AND WARRANTS

  In January 1997, a New York State Supreme Court jury ruled unanimously in favor of Converse and awarded damages against certain former owners of Apex One, Inc. ("Apex") in a lawsuit between Converse and such former owners. Following this jury award, the Company was able to settle substantially all claims with the former owners of Apex. As part of these settlements, the former owners delivered to Converse $10.2 million of subordinated notes (discounted to approximately $8.9 million) and warrants to purchase 1.75 million shares of Converse Common Stock at $11.40 per share (valued at the time of issuance at approximately $3.5 million) and canceled $5.4 million of other contractual obligations, all of which Converse issued in connection with its 1995 acquisition of Apex. In addition, one former owner made a cash payment to Converse of $2.0 million. In February 1997, the United States Bankruptcy Court confirmed a plan of liquidation in connection with the Apex bankruptcy pursuant to which Converse made payments of approximately $4.5 million to the Apex estate and certain creditors of Apex. As a result of the litigation settlements and the bankruptcy plan confirmation, Converse recorded a net pretax gain of $13.1 million in First Quarter 1997. See "Business--Legal Proceedings."

                                  THE OFFERING

Securities Offered..........  $60,000,000 aggregate principal amount of     %
                              Convertible Subordinated Notes due 2004 (the
                              "Notes").

Maturity....................       , 2004

Payment of Interest.........        and      , commencing on      , 1997.

Conversion..................  The Notes are convertible at any time prior to maturity, unless previously redeemed, into Common Stock of the Company, at the option of the
                              holder, at a conversion price of $       per
                              share, subject to certain adjustments. See
                              "Description of Notes-- Conversion Rights."

Optional Redemption.........  The Notes will be redeemable, in whole or in part, at the option of the Company at any time on
                              or after             , 2000 at the redemption
                              prices set forth herein plus accrued interest to the date of redemption. See "Description of Notes--Optional Redemption."

Repurchase upon Change of     Upon a Change of Control (as defined herein),
 Control....................  holders of the Notes will have the right, subject to certain conditions and restrictions, to require the Company to purchase all or part of their Notes at 100% of the principal amount thereof, plus accrued interest. See "Risk
                              Factors--Certain Change of Control Matters" and
                              "Description of Notes--Purchase of Notes at the Option of the Holder Upon a Change of Control."

Subordination...............
                              The Notes are subordinated to all existing and future Senior Indebtedness (as defined herein) and will be effectively subordinated to all indebtedness and other liabilities of all subsidiaries of the Company. The Indenture governing the Notes will not restrict the incurrence of Senior Indebtedness or other indebtedness by the Company or its subsidiaries. On a pro forma basis after giving effect to the Offering and the application of the proceeds therefrom, at March 29, 1997, borrowings of the Company constituting Senior Indebtedness would have been approximately $100 million, and indebtedness and other liabilities of subsidiaries would have been approximately $30 million. See "Risk Factors--Subordination of Notes," "Capitalization" and "Description of Notes--Subordination."

Use of Proceeds.............  The net proceeds from the Offering will be used to repay outstanding indebtedness. See "Use of Proceeds."

Listing.....................
                              The Notes have been authorized for listing on the New York Stock Exchange.

Common Stock Trading........  The Common Stock is traded on the New York Stock
                              Exchange under the symbol "CVE."

  Information contained or incorporated by reference in this Prospectus contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. See, e.g., "The Company--The 1996 Repositioning," "The Company--Growth Strategies" and "Recent Developments" in this Prospectus Summary, "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--The 1996 Repositioning" and "Business--Growth Strategies." No assurance can be given that the future results covered by the forward-looking statements will be achieved. The Risk Factors beginning on page 12 constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to vary materially from the future results covered in such forward-looking statements. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect any future events or occurrences.

                                  ------------

  The Company is incorporated in Delaware, its principal executive offices are located at One Fordham Road, North Reading, Massachusetts 01864, and its telephone number at such location is (508) 664-1100.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

  The following summary historical and pro forma financial data of Converse are derived from and should be read in conjunction with Converse's consolidated financial statements and the notes thereto included elsewhere in this Prospectus.

                                              FISCAL YEAR ENDED                                 THREE MONTHS ENDED
                            ------------------------------------------------------------    ---------------------------------
                                                                    DECEMBER 28, 1996                     MARCH 29, 1997
                                                                    --------------------                 --------------------
                            JANUARY 1,   DECEMBER 31, DECEMBER 30,                PRO       MARCH 30,                  PRO
                               1994          1994         1995       ACTUAL     FORMA(1)      1996        ACTUAL     FORMA(1)
                            ----------   ------------ ------------  --------    --------    ---------    --------    --------
                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
 DATA:
Net sales.................   $380,427      $437,307     $407,483    $349,335    $349,335    $ 86,551     $135,969    $135,969
Gross profit..............    126,089       150,752      113,535      86,237      86,237      21,617       42,160      42,160
Selling, general and
 administrative expenses..    108,059       128,876      146,332     114,888     114,888      26,306       36,765      36,765
Royalty income............     10,808        14,212       17,257      27,638      27,638       4,928        6,377       6,377
Earnings (loss) from
 operations...............     28,838        36,088      (29,722)        164         164         239       12,336      12,336
Interest expense..........      7,501         7,423       14,043      17,776      13,627       3,837        2,679       2,033
Net earnings (loss).......     12,104        17,596      (71,747)    (18,435)    (15,946)     (3,260)      12,680(2)   13,068(2)
Net earnings (loss) per
 share....................   $    -- (3)   $   1.05     $  (4.30)   $  (1.10)   $  (0.95)   $  (0.20)    $   0.71(2) $   0.73(2)
Weighted average number of
 shares of common stock...        -- (3)     16,692       16,692      16,761      16,761      16,692       17,862      17,862
OTHER OPERATIONS DATA:
Gross margin..............       33.1%         34.5%        27.9 %      24.7 %      24.7 %      25.0 %       31.0%       31.0%
Selling, general and
 administrative expenses
 (as a percentage of net
 sales)...................       28.4%         29.5%        35.9 %      32.9 %      32.9 %      30.4 %       27.0%       27.0%
Earnings (loss) from
 operations (as a
 percentage of net
 sales)...................        7.6%          8.3%        (7.3)%       0.0 %       0.0 %       0.3 %        9.1%        9.1%
EBITDA(4).................   $ 27,387      $ 35,652     $(80,745)   $  3,087    $  3,087    $    646     $ 25,846    $ 25,846
EBITDA margin.............        7.2%         8.2.%       (19.8)%       0.9 %       0.9 %       0.7 %       19.0%       19.0%
Ratio of earnings to fixed
 charges(5)...............       3.17x         2.65x         -- (6)      -- (6)      -- (6)      -- (6)      7.52x       2.95x
BALANCE SHEET DATA
 (AT PERIOD END):
Working capital...........   $111,080      $131,400     $ 89,680    $(32,648)   $ 22,552    $ 91,054     $(32,323)   $ 22,127
Total assets..............    179,954       223,726      224,507     222,603     225,299     230,210      255,834     259,854
Long-term debt, including
 current maturities(7)....     70,313        77,087      119,148     127,409     132,209     123,420      154,777     160,327
Total stockholders'
 equity (deficiency)(8)...     10,270        44,987      (22,685)    (38,868)    (40,972)    (25,962)     (29,286)    (30,816)

--------
(1) Pro forma information reflects consummation of the Offering, application of the net proceeds thereof and execution and delivery of the New Credit Facility as of the first day of the period presented for Statement of Operations Data and Other Operations Data and at December 28, 1996 and March 29, 1997 for Balance Sheet Data. See "Selected Consolidated Historical and Pro Forma Financial Information" and "Use of Proceeds."
(2) Net earnings for First Quarter 1997, excluding the one-time gain related to the Apex litigation settlements and bankruptcy plan confirmation, were $4,654, or $0.26 per share, and, on a pro forma basis excluding such one-time gain, would have been $5,042, or $0.28 per share.
(3) Reflects the period prior to the Distribution (as defined herein). Converse was wholly-owned by Furniture Brands (as defined herein) throughout the year ended January 1, 1994.
(4) "EBITDA" represents net earnings (loss) before interest expense, income taxes, depreciation and amortization and other income and expense. EBITDA is presented as supplemental disclosure because it is a widely utilized financial indicator of a company's ability to generate cash to meet debt service and other obligations. However, EBITDA should not be construed as an alternative to operating earnings or cash flows from operating activities as determined in accordance with generally accepted accounting principles as an indicator of the Company's operating performance. Because all companies and analysts do not calculate EBITDA in an identical manner, EBITDA as presented above is not necessarily comparable to similarly-titled measures of other companies.
(5) For purposes of computing the ratio of earnings to fixed charges, "earnings" consist of income before income taxes plus fixed charges. "Fixed charges" consist of interest expense (including, in the case of pro forma information, interest capitalized in connection with the New Credit Facility and the Offering), amortization of deferred financing costs and one-third of rental expense (the portion deemed representative of the interest factor).
(6) Earnings did not cover fixed charges by $17,445, $19,466 and $4,235 for the periods ended December 30, 1995, December 28, 1996 and March 30, 1996, respectively. Earnings did not cover fixed charges by $20,117 on a pro forma basis for the Fiscal Year ended December 28, 1996.
(7) Long-term debt at December 30, 1995 and December 28, 1996 includes $8,870 of Apex-related debt that was delivered to the Company during First Quarter 1997 in satisfaction of the Company's indemnification claims against substantially all of the former owners of Apex. Long-term debt at March 29, 1997 excludes such amount. See "Business--Legal Proceedings."
(8) Total stockholders' equity (deficiency) at December 30, 1995 and December 28, 1996 includes warrants to purchase 1.75 million shares of Common Stock at $11.40 per share (valued at the time of issuance at $3,528) issued in connection with the acquisition of Apex that were delivered to the Company during First Quarter 1997 in satisfaction of the Company's indemnification claims against substantially all of the former owners of Apex. Total stockholders' equity (deficiency) at March 29, 1997 excludes amounts relating to such warrants. See "Business--Legal Proceedings."

                                 RISK FACTORS

  Prospective investors should carefully consider the following factors, together with other information contained and incorporated by reference in this Prospectus, in evaluating an investment in the shares of Common Stock.

RECENT OPERATING LOSSES

  The Company sustained an operating loss of $29.7 million in 1995 and an operating gain of $0.2 million in 1996. The Company had an accumulated stockholders' deficit of $29.3 million at March 29, 1997. Although the earnings that the Company achieved in First Quarter 1997 and the improvements in backlog are encouraging, there can be no assurance that the Company's recent profitability will be maintained.

LEVERAGE

  As of March 29, 1997, after giving pro forma effect to this Offering and the application of the net proceeds therefrom, the Company's consolidated long-term indebtedness, including current maturities, would have been $160.3 million, and the Company would have had a total consolidated stockholders' deficit of $30.8 million. On a pro forma basis, after giving effect to the New Credit Facility and the application of the estimated net proceeds of the Offering, at March 29, 1997 the Company's unutilized borrowing availability under the New Credit Facility would have been approximately $22 million. The Company's leveraged financial position poses substantial risks to holders of the Notes, including the risks that (i) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of interest on the Notes, borrowings under then existing credit facilities and other indebtedness; (ii) the Company's leveraged position may impede its ability to obtain financing in the future; and (iii) the Company's leveraged financial position may make it more vulnerable to economic downturns and may limit its ability to withstand competitive pressures. See "Use of Proceeds" and "Capitalization."

COMPETITION; CHANGES IN CONSUMER PREFERENCES

  The branded athletic footwear industry is highly competitive. Although worldwide industry data is unavailable, Nike, Inc. ("Nike"), Reebok International Ltd. ("Reebok") and adidas AG ("adidas") are considered the largest athletic footwear companies. Nike generates U.S. footwear revenues in excess of $2.5 billion annually and controls over 30% of the U.S. athletic footwear market. Reebok has U.S. footwear revenues in excess of $1.2 billion annually and controls over 15% of the U.S. athletic footwear market. These two companies, as well as a number of other companies, have full lines of product offerings, compete with Converse in the Far East for manufacturing sources and spend substantially more on product advertising than Converse. In addition, the general availability of offshore athletic shoe manufacturing capacity allows for rapid expansion by competitors and new entrants in the athletic footwear market. See "Business--Competition."

  The Company's success depends in part on its ability to anticipate and respond to changing merchandise trends and consumer preferences and demands in a timely manner. Accordingly, any failure by the Company to anticipate and respond to changing merchandise trends and consumer preferences and demands could materially adversely affect consumer acceptance of the Company's brand name and product lines, which in turn could materially adversely affect the Company's business, financial condition or results of operations.

FOREIGN PRODUCTION

  Approximately 70% of the Company's footwear is manufactured to its specifications by independent producers located in the Far East, particularly China, Taiwan, Macau, Indonesia, Vietnam and the Philippines. The Company also operates a facility in Mexico for the stitching of canvas uppers for certain athleisure category footwear. As a result of the Company's continuing use of foreign manufacturing facilities, the Company's operations are subject to the customary risks of doing business abroad, including fluctuations in the value of currencies, import and export duties and trade barriers (including quotas), restrictions on the transfer of funds, work stoppage and, in certain parts of the world, political instability. To date, these factors have not had an adverse impact on the Company's operations. See "Business--Sourcing and Manufacturing."

ECONOMIC CONDITIONS AND SEASONALITY

  Converse and the footwear industry in general are dependent on the economic environment and levels of consumer spending which affect not only the ultimate consumer, but also retailers, Converse's primary direct customers. As a result, Converse's results may be adversely affected by downward trends in the economy or the occurrence of events that adversely affect the economy in general. There can be no assurance that any prolonged economic downturn would not have a material adverse effect on Converse. Sales of Converse's footwear products are somewhat seasonal in nature with the strongest sales generally occurring in the first and third quarters. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

INTERNATIONAL SALES AND CURRENCY EXCHANGE

  International sales accounted for approximately 32%, 49%, 44% and 34% of Converse's net sales in 1994, 1995, 1996 and First Quarter 1997, respectively. Because a significant portion of Converse's international sales, particularly those in the Pacific region, are made through international distributors, Converse's future operating results will depend, in part, on the relationships with these companies. Additionally, Converse's international sales may be affected by changes in demand resulting from fluctuations in currency exchange rates. All foreign distributor agreements are denominated in U.S. dollars. As of the date of this Prospectus, all international sales are denominated in U.S. dollars, and an increase in the value of the U.S. dollar relative to foreign currencies could make Converse products less competitive in those markets. Converse does not currently engage in the use of currency hedges or any other derivative products in foreign currency exchange transactions, although it may engage in such activity in the future. International sales and operations may also be subject to risks such as the imposition of governmental controls, export license requirements, political instability, trade restrictions, changes in tariffs and difficulties in staffing and managing international operations and managing accounts receivable. In addition, the laws of certain countries do not protect Converse's products and intellectual property rights to the same extent as the laws of the United States. There can be no assurance that these factors will not have an adverse effect on Converse's future international sales and, consequently, on Converse's operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Sales and Distribution-- International."

NATURE OF ENDORSEMENT CONTRACTS

  A key element of Converse's marketing strategy has been to obtain endorsements from prominent athletes, and management believes that this has proven to be an effective way to gain global brand exposure. See "Business-- Marketing." These endorsement contracts generally have three to five-year terms, and there can be no assurance that they will be renewed or that endorsers signed by the Company will continue to be effective promoters of the Company's products. If Converse were unable in the future to secure suitable athletes to endorse its products on terms it deemed reasonable, it would be required to modify its marketing plans and could have to rely more heavily on other forms of advertising and promotion, which might not prove to be as effective as endorsements.

CONTROLLING STOCKHOLDERS

  Apollo Investment Fund, L.P. ("Apollo") and its affiliate Lion Advisors, L.P., on behalf of an investment account under management ("Lion"; Apollo and Lion together being referred to herein as the "Apollo Stockholders"), together beneficially owned approximately 65.1% of the outstanding Common Stock of the Company at March 29, 1997. By reason of their ownership of shares of Common Stock, the Apollo Stockholders have the power effectively to control or influence control of the Company, including in elections of the Board of Directors and other matters submitted to a vote of the Company's stockholders, including extraordinary corporate transactions such as mergers. The Apollo Stockholders may exercise such control from time to time. A majority of the Board of Directors consists of individuals associated with affiliates of Apollo and Lion. See "Management" and "Security Ownership of Certain Beneficial Owners and Management."

SHARES ELIGIBLE FOR FUTURE SALE

  The Company had 17,250,056 shares of Common Stock outstanding as of March 29, 1997. The Company, certain of its directors and officers and the Apollo Stockholders have agreed with the Underwriters that they will not, without the prior written consent of Smith Barney Inc., sell any Common Stock for a period of 90 days after the date of this Prospectus, subject to certain limited exceptions. See "Underwriting." Following the expiration of the lock-up period, the Apollo Stockholders could cause Converse to register the shares of Common Stock that they own pursuant to a registration rights agreement. See "Certain Transactions." Following the Offering, future sales of shares, or the availability of shares for future sale, could adversely affect the prevailing market prices of the Notes and the underlying Common Stock.

SUBORDINATION OF NOTES

  The Notes are subordinated to all existing and future Senior Indebtedness (as defined in the Indenture) of the Company and will be effectively subordinated to all indebtedness and other liabilities of any subsidiaries of the Company. Both the Credit Facility and the New Credit Facility would constitute Senior Indebtedness. Furthermore, the Notes would be effectively subordinated to the indebtedness outstanding under the Credit Facility and the New Credit Facility because such indebtedness is secured by substantially all of the Company's U.S. assets. On a pro forma basis, after giving effect to the Offering and the application of the net proceeds therefrom, at March 29, 1997 borrowings of the Company constituting Senior Indebtedness would have been approximately $100 million, and indebtedness and other liabilities of subsidiaries would have been approximately $30 million. Moreover, the Indenture governing the Notes does not restrict the incurrence of Senior Indebtedness or other indebtedness by the Company or its subsidiaries. As a result of such subordination, in the event of insolvency of the Company, holders of Senior Indebtedness will be entitled to be paid in full prior to any payment to the holders of the Notes, and other creditors of the Company also may recover more, ratably, than the holders of the Notes. Although the occurrence of an event of default under any Senior Indebtedness could result in a default under the Indenture governing the Notes, such event could also result in the Company being prevented from paying principal or interest on the Notes. In addition, an event of default under the Indenture governing the Notes may trigger defaults under Senior Indebtedness of the Company, in which case the holders of such Senior Indebtedness will have the power to demand payment in full and to be paid prior to any payment to the holders of the Notes. Moreover, the absence of limitations in the Indenture on the issuance of Senior Indebtedness could increase the risk that sufficient funds will not be available to pay holders of the Notes after payment of amounts due to the holders of Senior Indebtedness. See "Description of Notes--Subordination."

LACK OF PUBLIC MARKET

  The Notes are authorized for listing on the New York Stock Exchange. However, the Notes are a new issue of securities, have no established trading market and may not be widely distributed. The Company has been advised by the Underwriters that they currently intend to make a market in the Notes. However, such entities are not obligated to do so, and any market making may be discontinued at any time without notice. There can be no assurance as to whether an active trading market for the Notes will develop.

CERTAIN CHANGE OF CONTROL MATTERS

  The Indenture governing the Notes provides that in the event of a "Change of Control" (as defined in the Indenture), holders of the Notes will have the right, subject to certain conditions and restrictions, to require the Company to purchase all or part of their Notes at 100% of the principal amount thereof, plus accrued interest. In the event of any such Change of Control, there can be no assurance that the Company will have sufficient funds to pay the repurchase price for all Notes tendered for repurchase, or that such a repurchase would not constitute a default under Senior Indebtedness (as defined in the Indenture) entitling the holders of Senior Indebtedness to be paid in full prior to any payment on the Notes. The Company is obligated under the Indenture to comply with any applicable federal securities laws relating to tender offers in the event of any Note repurchase following a Change of Control. To the extent the Change of Control repurchase obligation of the Company increases the costs to, or presents additional burdens upon, any third party seeking to acquire a controlling interest in the Company, such repurchase obligation would have the effect of discouraging a takeover of the Company. See "Description of Notes--Purchase of Notes at the Option of the Holder Upon a Change of Control."

ANTI-TAKEOVER PROVISIONS

  The Company's Restated Certificate of Incorporation contains certain provisions, including authorization to issue "blank check" preferred stock ("Preferred Stock"), prohibition of stockholder action by written consent and the requirement of 75% ("supermajority") stockholder vote to alter, amend, repeal or adopt certain provisions of the Restated Certificate of Incorporation. In addition, the Company's Restated Certificate of Incorporation contains provisions limiting the ability of any person who is the beneficial owner of more than 10% of the outstanding voting stock to effect certain transactions involving the Company unless approved by a majority of the Disinterested Directors (as defined in the Restated Certificate of Incorporation of the Company). Such provisions could impede any merger, consolidation, takeover or other business combination involving the Company or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company. See "Description of Capital Stock."

                                USE OF PROCEEDS

  The net proceeds to Converse from the sale of the Notes offered hereby are estimated to be $57.2 million ($65.9 million if the Underwriters' over-allotment option is exercised in full) after deducting the estimated expenses of the Offering and underwriting discounts and commissions. Converse will use a portion of these funds to repay all of the outstanding borrowings under the "B" portion (the "B Facility") of the Company's existing secured credit facility (the "Credit Facility") with BT Commercial Corporation ("BTCC"), as agent, and certain other institutional lenders (the "Banks"). At March 29, 1997, outstanding borrowings under the B Facility were $26.5 million. The remaining net proceeds will be used to reduce borrowings under the "A" portion (the "A Facility") of the Credit Facility, which at March 29, 1997 were $128.3 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Financing Arrangements." Borrowings under the Credit Facility bear interest at floating rates that at March 29, 1997 were 8.26% for the A Facility and 11.24% for the B Facility. Indebtedness under the Credit Facility matures on November 17, 1997, subject to the right of the Company to extend it for an additional two years as long as the B Facility has been paid in full and no event of default exists. However, the Company anticipates replacing the Credit Facility with the New Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Financing Arrangements." On a pro forma basis giving effect to the Offering and the New Credit Facility, interest expense of the Company for 1996 would have been reduced by approximately $4.1 million. See "Selected Consolidated Historical and Pro Forma Financial Information."

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company at March 29, 1997 on a historical basis and as adjusted to reflect the sale by the Company of the Notes offered hereby, the application of the net proceeds therefrom and the execution and delivery of the New Credit Facility. See "Use of Proceeds." The information set forth in the table should be read in conjunction with the consolidated financial statements of the Company and the notes thereto included elsewhere in this Prospectus. See "Selected Consolidated Historical and Pro Forma Financial Information" and "Index to Consolidated Financial Statements."

                                                         MARCH 29, 1997
                                                     --------------------------
                                                      ACTUAL      AS ADJUSTED
                                                     -----------  -------------
                                                     (DOLLARS IN THOUSANDS)
Long-term debt, including current maturities:
  Credit facility................................... $   154,777   $   100,327
    % Convertible Subordinated Notes due 2004.......         --         60,000
                                                     -----------   -----------
  Total long-term debt..............................     154,777       160,327
                                                     -----------   -----------
Stockholders' equity (deficiency):
  Common Stock, $1.00 stated value, 50,000,000
   shares authorized, 17,250,056 shares issued and
   outstanding......................................      17,250        17,250
  Additional paid-in capital and retained earnings
   (deficit)........................................     (46,536)      (48,066)
                                                     -----------   -----------
    Total stockholders' equity (deficiency).........     (29,286)      (30,816)
                                                     -----------   -----------
Total capitalization................................ $   125,491   $   129,511
                                                     ===========   ===========

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Company's Common Stock is traded on the New York Stock Exchange under the symbol "CVE." The following table sets forth the range of high and low sales prices for the Common Stock as reported by the New York Stock Exchange for the periods indicated.

                                                                 HIGH     LOW
                                                                ------- -------
      1995
      First Quarter............................................ $11 3/4 $ 9 3/8
      Second Quarter...........................................   9 7/8   6 5/8
      Third Quarter............................................   8 5/8   5 3/8
      Fourth Quarter...........................................   5 3/4   3 1/2
      1996
      First Quarter............................................ $ 7 1/8 $ 4 1/8
      Second Quarter...........................................   5 1/2   3 7/8
      Third Quarter............................................   6 7/8   4 1/8
      Fourth Quarter...........................................  15 3/4       6
      1997
      First Quarter ........................................... $    28 $13 7/8
      Second Quarter (to May 14, 1997).........................  18 7/8  12 3/4

  On May 14, 1997, the last reported sale price of the Common Stock on the New York Stock Exchange was $17 3/4 per share. As of March 29, 1997, there were approximately 2,300 holders of record of the Company's Common Stock.

  The Company has not paid any dividends on its Common Stock during the periods indicated and does not anticipate paying any dividends on its Common Stock in the foreseeable future. In addition, both the Credit Facility and the New Credit Facility will restrict the payment of dividends. Any future payment of dividends will depend upon the financial condition, capital requirements, earnings and loan covenant restrictions of Converse, as well as upon other factors that the Board of Directors may deem relevant.

     SELECTED CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

  The following selected consolidated historical and pro forma financial information of Converse should be read in conjunction with Converse's historical consolidated financial statements and the notes thereto included elsewhere in this Prospectus. The following selected historical consolidated financial data has been derived from the historical consolidated financial statements of Converse. Prior to the Distribution (as hereinafter defined) effected on November 17, 1994, Converse was a wholly-owned subsidiary of Furniture Brands (as hereinafter defined). The historical consolidated financial statements of Converse for 1994 may not reflect the results of operations or financial position that would have been obtained had Converse been a separate, independent company during such period. The financial statements at March 29, 1997 and for the three months ended March 30, 1996 and March 29, 1997 are unaudited but include all adjustments, consisting of normal recurring accruals, which management of the Company considers necessary for a fair presentation. Results for the three months ended March 29, 1997 are not necessarily indicative of the results to be expected for any other interim period or for the full year. The pro forma information is presented for comparative purposes only and is not necessarily indicative of what the Company's financial position or results of operations would have been if the Offering and the New Credit Facility had been completed on the dates indicated.

                                              FISCAL YEAR ENDED
                            -----------------------------------------------------------------
                                                                       DECEMBER 28, 1996
                                                                       ----------------------
                            JANUARY 1,    DECEMBER 31, DECEMBER 30,                    PRO
                               1994           1994         1995         ACTUAL       FORMA(1)
                            ----------    ------------ ------------    --------      --------
                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF
 OPERATIONS DATA:
Net sales..........          $380,427       $437,307     $407,483      $349,335      $349,335
Cost of sales......           254,338        286,555      293,948       263,098       263,098
                             --------       --------     --------      --------      --------
Gross profit.......           126,089        150,752      113,535        86,237        86,237
Selling, general
 and
 administrative expenses..    108,059        128,876      146,332       114,888       114,888
Royalty income.....            10,808         14,212       17,257        27,638        27,638
Restructuring
 expense (credit)..               --             --        14,182        (1,177)       (1,177)
                             --------       --------     --------      --------      --------
Earnings (loss)
 from operations...            28,838         36,088      (29,722)          164           164
Loss (credit) on
 investment in
 unconsolidated
 subsidiary........               --             --        52,160        (1,362)       (1,362)
Interest expense...             7,501          7,423       14,043        17,776        13,627 (2)
Other expense,
 net...............             1,904            504        3,966         6,319         6,319
                             --------       --------     --------      --------      --------
Earnings (loss)
 before income tax
 expense
 (benefit).........            19,433         28,161      (99,891)      (22,569)      (18,420)
Income tax expense
 (benefit).........             7,329         10,565      (28,144)       (4,134)       (2,474)(4)
                             --------       --------     --------      --------      --------
Net earnings
 (loss)............          $ 12,104       $ 17,596     $(71,747)     $(18,435)     $(15,946)
                             ========       ========     ========      ========      ========
Net earnings (loss)
 per share.........          $    --  (7)   $   1.05     $  (4.30)     $  (1.10)     $  (0.95)(8)
                             ========       ========     ========      ========      ========
Weighted average
 number of shares
 of common stock...               --  (7)     16,692       16,692        16,761        16,761
OTHER OPERATIONS
 DATA:
Gross margin.......              33.1%          34.5%        27.9 %        24.7%         24.7%
Selling, general
 and
 administrative expenses
 (as a percentage
 of net sales).....              28.4%          29.5%        35.9 %        32.9%         32.9%
Earnings (loss)
 from operations
 (as a percentage
 of net sales).....               7.6%           8.3%        (7.3)%         0.0%          0.0%
EBITDA(9)..........          $ 27,387       $ 35,652     $(80,745)     $  3,087      $  3,087
EBITDA margin......               7.2%           8.2%       (19.8)%         0.9%          0.9%
Ratio of earnings
 to fixed
 charges(10).......              3.17x          2.65x         --  (11)      --  (11)      --  (11)
BALANCE SHEET DATA
 (AT PERIOD END):
Working capital....          $111,080       $131,400     $ 89,680      $(32,648)     $ 22,552 (12)
Total assets.......           179,954        223,726      224,507       222,603       225,299
Long-term debt,
 including
 current maturities(14)..      70,313         77,087      119,148       127,409       132,209
Total stockholders'
 equity (deficiency)(16)..     10,270         44,987      (22,685)      (38,868)      (40,972)

                                 THREE MONTHS ENDED
                             -----------------------------------
                                             MARCH 29, 1997
                                            --------------------
                             MARCH 30,                    PRO
                               1996          ACTUAL     FORMA(1)
                             ---------      --------    --------

STATEMENT OF
 OPERATIONS DATA:
Net sales..........          $ 86,551       $135,969    $135,969
Cost of sales......            64,934         93,809      93,809
                             --------       --------    --------
Gross profit.......            21,617         42,160      42,160
Selling, general
 and
 administrative expenses..     26,306         36,765      36,765
Royalty income.....             4,928          6,377       6,377
Restructuring
 expense (credit)..               --            (564)       (564)
                             --------       --------    --------
Earnings (loss)
 from operations...               239         12,336      12,336
Loss (credit) on
 investment in
 unconsolidated
 subsidiary........               --         (13,051)    (13,051)
Interest expense...             3,837          2,679       2,033 (3)
Other expense,
 net...............               877          2,090       2,090
                             --------       --------    --------
Earnings (loss)
 before income tax
 expense
 (benefit).........            (4,475)        20,618      21,264
Income tax expense
 (benefit).........            (1,215)         7,938       8,196 (5)
                             --------       --------    --------
Net earnings
 (loss)............          $ (3,260)      $ 12,680(6)  $13,068 (6)
                             ========       ========    ========
Net earnings (loss)
 per share.........          $  (0.20)      $   0.71(6) $   0.73 (6)(8)
                             ========       ========    ========
Weighted average
 number of shares
 of common stock...            16,692         17,862      17,862
OTHER OPERATIONS
 DATA:
Gross margin.......              25.0%          31.0%       31.0%
Selling, general
 and
 administrative expenses
 (as a percentage
 of net sales).....              30.4%          27.0%       27.0%
Earnings (loss)
 from operations
 (as a percentage
 of net sales).....               0.3%           9.1%        9.1%
EBITDA(9)..........          $    646       $ 25,846    $ 25,846
EBITDA margin......               0.7%          19.0%       19.0%
Ratio of earnings
 to fixed
 charges(10).......               --  (11)      7.52x       2.95x
BALANCE SHEET DATA
 (AT PERIOD END):
Working capital....          $ 91,054       $(32,323)   $ 22,127 (12)
Total assets.......           230,210        255,834     259,854 (13)
Long-term debt,
 including
 current maturities(14)..     123,420        154,777     160,327 (15)
Total stockholders'
 equity (deficiency)(16)..    (25,962)       (29,286)    (30,816)(17)

--------
 (1) Pro forma information reflects consummation of the Offering, application of the net proceeds thereof and execution and delivery of the New Credit Facility as of the first day of the period presented for Statement of Operations Data and Other Operations Data and December 28, 1996 and March 29, 1997 for Balance Sheet Data. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Result of Operations-- Liquidity and Capital Resources--Financing Arrangements."
 (2) The pro forma interest expense reduction of $4,149 represents (i) elimination of actual 1996 B Facility interest expense of $3,574, (ii) elimination of actual 1996 A Facility interest expense of $1,916 based upon the average borrowings outstanding under the A Facility during 1996,
     (iii) elimination of actual 1996 Credit Facility fees and amortization of certain fees totaling $4,109 no longer applicable by reason of the termination of the Credit Facility, (iv) addition of interest payable under the Notes of $4,350 at an assumed rate of 7 1/4%, (v) addition of $400 representing amortization of estimated fees and expenses relating to the Notes and (vi) addition of $700 representing amortization of estimated bank fees relating to the New Credit Facility.
 (3) The pro forma interest expense reduction of $646 represents (i) elimination of actual First Quarter 1997 B Facility interest expense of $743, (ii) elimination of actual First Quarter 1997 A Facility interest expense of $630 based upon the average borrowings outstanding under the A Facility during First Quarter 1997, (iii) elimination of actual First Quarter 1997 Credit Facility fees and amortization of certain fees totaling $611 no longer applicable by reason of the termination of the Credit Facility, (iv) addition of interest payable under the Notes of $1,088 at an assumed rate of 7 1/4%, (v) addition of $100 representing amortization of estimated fees and expenses relating to the Notes and
     (vi) addition of $150 representing amortization of estimated bank fees relating to the New Credit Facility.
 (4) Reflects the pro forma tax effect of $1,660, at the estimated rate of 40%, of the pro forma interest expense reduction of $4,149 discussed in Note (2) above.
 (5) Reflects the pro forma tax effect of $258, at the estimated rate of 40%, of the pro forma interest expense reduction of $646 discussed in Note (3) above.
 (6) Net earnings for First Quarter 1997, excluding the one-time gain related to the Apex litigation settlements and bankruptcy plan confirmation, were $4,654, or $0.26 per share, and, on a pro forma basis excluding such one-time gain, would have been $5,042, or $0.28 per share.
 (7) Reflects the period prior to the Distribution (as defined herein). Converse was wholly-owned by Furniture Brands (as defined herein) throughout the year ended January 1, 1994.
 (8) Fully-diluted earnings per share calculated using the "if converted" method, based on weighted average shares outstanding of 21,141 (assuming a conversion price of $18.30 per share), would have been $0.65 on a pro forma basis for First Quarter 1997. Such calculation was anti-dilutive on a pro forma basis for the Fiscal Year ended December 28, 1996.
 (9) "EBITDA" represents net earnings (loss) before interest expense, income taxes, depreciation and amortization and other income and expense. EBITDA is presented as supplemental disclosure because it is a widely utilized financial indicator of a company's ability to generate cash to meet debt service and other obligations. However, EBITDA should not be construed as an alternative to operating earnings or cash flows from operating activities as determined in accordance with generally accepted accounting principles as an indicator of the Company's operating performance. Because all companies and analysts do not calculate EBITDA in an identical manner, EBITDA as presented above is not necessarily comparable to similarly-titled measures of other companies.
(10) For purposes of computing the ratio of earnings to fixed charges, "earnings" consists of income before income taxes plus fixed charges. "Fixed charges" consist of interest expense (including, in the case of pro forma information, interest capitalized in connection with the New Credit Facility and the Offering), amortization of deferred financing costs and one-third of rental expense (the portion deemed representative of the interest factor).
(11) Earnings did not cover fixed charges by $17,445, $19,466 and $4,235 for the periods ended December 30, 1995, December 28, 1996 and March 30, 1996, respectively. Earnings did not cover fixed charges by $20,117 on a pro forma basis for the Fiscal Year ended December 28, 1996.

(12) At March 29, 1997, the Company had current maturities of long-term debt of $154,777, including all debt outstanding under the Credit Facility. All borrowings under the New Credit Facility will be classified as current maturities of long-term debt because the New Credit Facility is expected to provide for both a lockbox arrangement (whereby payments by the Company's customers are deposited in a lockbox controlled by the lenders) and certain subjective clauses concerning the eligibility of collateral that could cause a mandatory repayment. This classification is required by Emerging Issues Task Force 95-22, "Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreement that Includes both a Subjective Acceleration Clause and a Lockbox Arrangement."
(13) Represents (i) the elimination of $1,530 of prepaid Credit Facility fees no longer applicable as of March 29, 1997 on a pro forma basis, (ii) the addition of $2,850 of prepaid fees pertaining to the New Credit Facility, and (iii) the addition of $2,700 of prepaid issuance fees pertaining to the Notes.
(14) Long-term debt at December 30, 1995 and December 28, 1996 includes $8,870 of Apex-related debt that was delivered to the Company during First Quarter 1997 in satisfaction of the Company's indemnification claims against substantially all of the former owners of Apex. Long-term debt at March 29, 1997 excludes such amount. See "Business--Legal Proceedings."
(15) Represents additional pro forma debt incurred of $5,550 as of March 29, 1997 in conjunction with fees and issuance costs pertaining to the New Credit Facility and the Notes.
(16) Total stockholders' equity (deficiency) at December 30, 1995 and December 28, 1996 includes warrants to purchase 1.75 million shares of Common Stock at $11.40 per share (valued at the time of issuance at $3,528) issued in connection with the acquisition of Apex that were delivered to the Company during First Quarter 1997 in satisfaction of the Company's indemnification claims against substantially all of the former owners of Apex. Stockholders' equity (deficiency) at March 29, 1997 excludes amounts relating to such warrants. See "Business--Legal Proceedings."
(17) Represents the elimination of $1,530 of prepaid Credit Facility fees as a result of the New Credit Facility.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion is based upon and should be read in conjunction with the consolidated financial statements and the notes thereto of the Company included elsewhere herein.

GENERAL

  Converse was founded in 1908, and operated as an independent family-owned company until 1971, when it was acquired by Eltra Corporation, a diversified holding company. In 1983, Converse became a publicly-traded company through an initial public offering. In 1986, Furniture Brands International, Inc. ("Furniture Brands"), then named INTERCO INCORPORATED, acquired Converse. On November 17, 1994, Furniture Brands distributed to its stockholders all of the outstanding Common Stock of Converse (the "Distribution"), and Converse became an independent publicly-traded company.

  Converse is a leading global designer, manufacturer and marketer of high quality athletic footwear for men, women and children. The Company is also a global licensor of sports apparel, accessories and selected footwear. According to independently compiled statistics, the Company is the seventh largest manufacturer of branded athletic footwear based on 1996 U.S., international and licensed wholesale sales. Based on independent market research, Converse was also ranked as one of the top four U.S. basketball footwear brands in 1996 and the fourth largest brand in the Children's footwear category. Although there are no independently prepared data available for athleisure footwear, based on the Company's review of the published results of its principal competitors in this category, the Company believes that it is one of the largest sellers of athleisure footwear and the only seller of athleisure footwear with significant manufacturing facilities in the United States. The Company's products are distributed in over 90 countries to approximately 9,000 customers, which include athletic specialty, sporting goods, department and shoe stores, as well as to 37 Company-operated retail outlet stores. The primary costs and expenses of the Company result from the following: athletic products sourced from various Far East manufacturers, employee salaries and fringe benefits, advertising and promotion expenses and the purchase of raw materials used in the Company's manufacturing process.

COMPANY STRATEGIES

  The Company has been repositioned based on a series of key business strategies including: (i) establishing a new management team; (ii) focusing on four core product categories; (iii) creating a single brand identity; (iv) coordinating marketing and product development; and (v) streamlining operations.

  Strategies implemented by management during late 1995 and 1996 are beginning to yield positive results. The Company believes that further growth will be achieved through the execution of the following strategies: (i) increasing penetration in core categories; (ii) enhancing retail distribution; (iii) improving margins; (iv) continuing focus on licensing opportunities; and (v) increasing international sales.

RESULTS OF OPERATIONS

  The Company's fiscal year end is the Saturday closest to December 31 in each year. The results of operations will periodically include a 53 week fiscal year. For purposes of the Company's financial statements, First Quarter 1997 refers to the three months ended March 29, 1997 ("First Quarter 1997"), First Quarter 1996 refers to the three months ended March 30, 1996 ("First Quarter 1996"), fiscal 1996 refers to the 52-week period ended December 28, 1996 ("Fiscal 1996"), fiscal 1995 refers to the 52-week period ended December 30, 1995 ("Fiscal 1995"), and fiscal 1994 refers to the 52-week period ended December 31, 1994 ("Fiscal 1994").

COMPARISON OF FIRST QUARTER 1997 AND FIRST QUARTER 1996

  The following table sets forth certain items related to operations and such items as a percentage of net sales for First Quarter 1997 and First Quarter 1996.

                                        THREE MONTHS ENDED
                         ----------------------------------------------------------
                          MARCH 30, 1996      %         MARCH 29, 1997      %
                         ----------------------------  ----------------------------
                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales...............    $     86,551        100.0          $135,969       100.0
Gross profit............          21,617         25.0            42,160        31.0
Selling, general and
 administrative
 expenses...............          26,306         30.4            36,765        27.0
Royalty income..........           4,928          5.7             6,377         4.7
Earnings from
 operations.............             239          0.3            12,336         9.1
Loss (credit) on
 investment in
 unconsolidated
 subsidiary.............             --           --            (13,051)       (9.6)
Interest expense........           3,837          4.4             2,679         2.0
Net earnings (loss).....          (3,260)        (3.8)           12,680         9.3
Earnings (loss) per
 share..................    $      (0.20)                 $        0.71

 Net Sales

  Net sales for First Quarter 1997 increased to $136.0 million from $86.6 million for First Quarter 1996, a 57.0% increase. The $49.4 million improvement in net sales was attributable to increases of 104.9%, 26.2%, 65.8%, and 61.3% for First Quarter 1997 in the four core categories of basketball, athleisure, children's and cross training, respectively, as compared to First Quarter 1996.

  Net sales in the United States increased 105.3% to $89.3 million in First Quarter 1997 from $43.5 million for First Quarter 1996. Net sales increased 8.4% internationally to $46.7 million for First Quarter 1997 from $43.1 million for First Quarter 1996. First Quarter 1997 Pacific region net sales increased 61.0% from First Quarter 1996, partially offset by sales declines of 10.0% and 15.0% in Europe and Latin America, respectively.

 Gross Profit

  Gross profit increased to $42.2 million for First Quarter 1997 from $21.6 million for First Quarter 1996, a 95.4% improvement. Volume increases accounted for the majority of the gross profit improvement over this period, with the remaining improvement due to price increases, changes in product mix and a strong emphasis on future orders resulting in improved inventory controls. The Company's gross profit margin improved to 31% of net sales for First Quarter 1996 compared to 25% for First Quarter 1996.

 Selling, General and Administrative Expense

  Selling, general and administrative expenses increased 39.9% to $36.8 million for First Quarter 1997 from $26.3 million for First Quarter 1996. As a percentage of net sales, selling, general and administrative expenses decreased to 27.0% for First Quarter 1997 from 30.4% for the prior year period. This increase in selling, general and administrative expenses of $10.5 million was required to support the strong net sales growth and was primarily attributable to: (i) a 135.2% increase in United States advertising, (ii) a 31.0% increase in United States selling expenses to support a sales increase of approximately 105%, and (iii) a 22.7% increase in international sales and marketing expenditures.

 Royalty Income

  Royalty income increased by 30.6% to $6.4 million in First Quarter 1997 from $4.9 million in First Quarter 1996. Strong global demand for Converse apparel accounted for the majority of this increase. As a percentage of net sales, royalty income was 4.7% in First Quarter 1997 compared to 5.7% in First Quarter 1996.

 Earnings from Operations

  The Company recorded earnings from operations of $12.3 million for First Quarter 1997 as compared to $0.2 million for First Quarter 1996. The improvement in earnings from operations was mainly attributable to the factors discussed above. As a percentage of net sales, First Quarter 1997 earnings from operations were 9.1% as compared to 0.3% for First Quarter 1996.

 Loss (Credit) on Investment in Unconsolidated Subsidiary

  In First Quarter 1997, Converse recorded a pretax gain totaling $13.1 million relating to the settlement of certain Apex-related litigation and the Apex bankruptcy plan confirmation. See Note 8 to the Company's March 29, 1997 Consolidated Financial Statements included herein.

 Interest Expense

  Interest expense for First Quarter 1997 decreased to $2.7 million from $3.8 million for First Quarter 1996, a 29% decline. The decrease is primarily attributable to the reversal of $1.4 million of interest payments paid into escrow relating to the subordinated notes issued to the former owners of Apex. See Note 8 to the Company's March 29, 1997 Consolidated Financial Statements included herein.

 Net Earnings (Loss)

  Due to the factors described above, the Company recorded net earnings of $12.7 million for First Quarter 1997 compared to a net loss of $3.3 million for First Quarter 1996. Net earnings for First Quarter 1997 included a gain of approximately $8,000, net of income taxes, pertaining to the settlement of outstanding litigation relating to Apex and the Apex bankruptcy plan confirmation. See Note 8 to the Company's March 29, 1997 Consolidated Financial Statements included herein.

 Earnings (Loss) Per Share

  The Company recorded net earnings per share of $0.71 for First Quarter 1997 compared to a $0.20 loss per share for First Quarter 1996. Earnings per share for First Quarter 1997 include $0.45 pertaining to the Apex litigation settlements and bankruptcy plan confirmation referred to above.

COMPARISON OF FISCAL 1996 AND FISCAL 1995

  The following table sets forth certain items related to operations and such items as a percentage of net sales for Fiscal 1996 and Fiscal 1995:

                                           FISCAL YEAR ENDED
                          --------------------------------------------------------------
                          DECEMBER 30, 1995     %         DECEMBER 28, 1996     %
                          ------------------------------  ------------------------------
                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales...............      $     407,483        100.0      $     349,335        100.0
Gross profit............            113,535         27.9             86,237         24.7
Selling, general and ad-
 ministrative expenses..            146,332         35.9            114,888         32.9
Royalty income..........             17,257          4.2             27,638          7.9
Restructuring expenses
 (credit)...............             14,182          3.5             (1,177)        (0.3)
Earnings (loss) from op-
 erations...............            (29,722)        (7.3)               164          0.0
Loss (credit) on invest-
 ment in unconsolidated
 subsidiary.............             52,160         12.8             (1,362)        (0.4)
Interest expense........             14,043          3.4             17,776          5.1
Income tax expense (ben-
 efit)..................            (28,144)        (6.9)            (4,134)        (1.2)
Net earnings (loss).....            (71,747)       (17.6)           (18,435)        (5.3)
Earnings (loss) per
 share..................      $       (4.30)                  $       (1.10)

 Net Sales

  Net sales for Fiscal 1996 decreased to $349.3 million from $407.5 million for Fiscal 1995, a decrease of 14.3%. The $58.2 million decrease in net sales was attributable to declines in the athleisure (31%), cross training (22%) and basketball (3%) categories. These declines were slightly offset by a 20% improvement in the children's category. Fiscal 1996 net sales for the Company's four core product categories decreased 12.5% from Fiscal 1995. This decline was primarily attributable to decreased net sales in the core categories in the first half of Fiscal 1996 and partially offset by increased net sales in the second half of Fiscal 1996.

  Total unit sales for Fiscal 1996 decreased by 13.8% for all categories. Unit sales for the Company's basketball, athleisure and cross training categories were down by a total of 3.1 million units, while the children's category increased 1.0 million units. Volume decreases accounted for essentially all the total net sales decrease over the prior fiscal year. The unit sales for the Company's four core product categories decreased 11.2% over the prior year.

  During Fiscal 1996 net sales in the United States decreased to $194.1 million from $208.0 million in Fiscal 1995, a decrease of $13.9 million or 6.7%. The Company's international net sales decreased from $199.5 million to $155.3 million over the same period, a decrease of $44.2 million or 22%. Fiscal 1996 international sales declines over the prior year period were recorded in the following geographic regions: Europe, Middle East and Africa (18.4%), Pacific (12.6%) and the Americas (47.0%).

  As a result of its decision to focus on its four core product categories, during 1996, the Company discontinued manufacturing footwear in the football, baseball, tennis, running, walking and outdoor categories (the "Non-Core Categories"). Net sales of the discontinued Non-Core Categories decreased to $2.8 million in Fiscal 1996 from $13.0 million in Fiscal 1995.

 Gross Profit

  Gross profit decreased to $86.2 million for Fiscal 1996 from $113.5 million for Fiscal 1995, a 24.0% decline. The Company's gross profit margin decreased to 24.7% for Fiscal 1996, as compared to 27.9% for the prior year. Weak sell-throughs of certain products, manufacturing losses relating to production declines and operating inefficiencies, the sell off of discontinued categories and increased air freight costs all contributed to the decline in gross profit. Gross profit on the discontinued Non-Core Categories decreased to a loss of $1.0 million in Fiscal 1996 from a profit of $1.2 million in Fiscal 1995.

 Selling, General and Administrative Expense

  Selling, general and administrative expenses, which are primarily comprised of advertising, promotion and selling expenses in addition to employee salaries and benefits and other overhead costs, decreased to $114.9 million for Fiscal 1996 from $146.3 million for Fiscal 1995, a 21.5% decline. The decrease in selling, general and administrative expenses of $31.4 million is a result of the expense reduction plan announced by the Company in November 1995 and was primarily attributable to: (i) a reduction in sports marketing spending as a result of refocused endorsement efforts; (ii) a decrease in worldwide advertising expenses; and (iii) a reduction in salary and benefit expenses related to a streamlining of the Company's operations. As a percentage of net sales, selling, general and administrative expenses decreased to 32.9% for Fiscal 1996 from 35.9% for the prior year. As a result of the discontinuation of the Non-Core Categories, selling, general and administrative expenses directly related to the discontinued categories decreased to $0.8 million in Fiscal 1996 from $5.0 million in Fiscal 1995.


 Royalty Income

  Despite the decrease in the Company's net sales in Fiscal 1996, there has been a substantial increase in royalty income in Fiscal 1996 which management primarily attributes to the strong consumer demand for Converse-branded apparel in the Pacific region. Royalty income increased to $27.6 million for Fiscal 1996 from

$17.3 million for Fiscal 1995, an increase of $10.3 million or 59.5%. As a percentage of net sales, royalty income grew to 7.9% for Fiscal 1996 from 4.2% for Fiscal 1995. The $10.3 million growth was mainly attributable to a $7.7 million increase in royalty income in the Pacific Region and a $1.7 million increase in royalty income in the United States primarily as a result of growth in licensed apparel sales in these markets.

 Restructuring Expenses (Credit)

  The Company established restructuring reserves during 1995 which included the sale of certain idle assets of the Company. One such asset, a distribution center in Chester, South Carolina was sold at a gain of $2.2 million in June 1996. The gain on the sale of this asset was partly offset by additional restructuring charges for severance and additional asset write-offs. See Note 4 to the Company's December 28, 1996 Consolidated Financial Statements included herein.

 Earnings (Loss) from Operations

  The Company recorded earnings from operations in Fiscal 1996 of $0.2 million, compared to a loss of $29.7 million in Fiscal 1995. This change was primarily due to the factors discussed above.

 Loss (Credit) on Investment in Unconsolidated Subsidiary

  In the fourth quarter of 1996, Converse reversed certain accruals totaling $1.9 million relating to the settlement of certain Apex-related obligations. These reversals were partly offset by other Apex-related expenses. See Notes 3 and 16 to the Company's December 28, 1996 Consolidated Financial Statements included herein.

 Interest Expense

  Interest expense for Fiscal 1996 increased to $17.8 million from $14.0 million in Fiscal 1995, a 27.1% increase. The increase is primarily attributable to (i) increased borrowing levels under the A Facility to finance normal business activities; (ii) an increase in the interest rate charged for the B Facility; (iii) interest paid into escrow on the subordinated notes delivered in connection with the purchase of Apex; and (iv) fees paid in conjunction with certain amendments to the Credit Facility. These increases were partly offset by an interest expense reduction due to decreased borrowing levels on the B Facility. See Note 9 to the Company's December 28, 1996 Consolidated Financial Statements included herein.

 Income Tax Benefit

  Income tax benefit recorded for Fiscal 1996 was $4.1 million as compared to an income tax benefit for Fiscal 1995 of $28.1 million. Deferred income tax assets have been established for net operating loss carryforwards and net temporary differences between the book and the tax basis of assets and liabilities. Based on the review of operating forecasts, historical operating results and the significant net operating loss carryforwards, the Company has recorded a valuation allowance of $11.6 million against these tax assets. Approximately $107.0 million of future taxable income will be necessary to realize the Company's net deferred tax assets of $35.0 million. See Note 10 to the Company's December 28, 1996 Consolidated Financial Statements included herein.

 Net Loss

  Due to the factors described above, the Company recorded a net loss of $18.4 million for Fiscal 1996, compared to a $71.7 million net loss in the prior year.

 Loss Per Share

  The Company recorded a loss per share of $1.10 in Fiscal 1996 versus a loss per share of $4.30 in Fiscal 1995. The weighted average number of shares outstanding in Fiscal 1996 was 16,760,620 compared to 16,692,156 in Fiscal 1995.

COMPARISON OF FISCAL 1995 AND FISCAL 1994

  The following table sets forth certain items related to operations and such items as a percentage of net sales for Fiscal 1995 and Fiscal 1994:

                                           FISCAL YEAR ENDED
                          ------------------------------------------------------------
                          DECEMBER 31, 1994    %        DECEMBER 30, 1995     %
                          ----------------------------- ------------------------------
                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales...............      $     437,307       100.0     $     407,483        100.0
Gross profit............            150,752        34.5           113,535         27.9
Selling, general and ad-
 ministrative expenses..            128,876        29.5           146,332         35.9
Royalty income..........             14,212         3.2            17,257          4.2
Restructuring expenses..                --          --             14,182          3.5
Earnings (loss) from op-
 erations...............             36,088         8.3           (29,722)        (7.3)
Loss on investment in
 unconsolidated subsidi-
 ary....................                --          --             52,160         12.8
Interest expense........              7,423         1.7            14,043          3.4
Income tax expense (ben-
 efit)..................             10,565         2.4           (28,144)        (6.9)
Net earnings (loss).....             17,596         4.0           (71,747)       (17.6)
Earnings (loss) per
 share..................      $        1.05                 $       (4.30)

 Net Sales

  Net sales for Fiscal 1995 decreased to $407.5 million from $437.3 million for Fiscal 1994, a 6.8% decrease. The $29.8 million reduction in net sales was attributable to a 31.6% decrease in the Company's basketball category and a 4.5% decrease in its athleisure sales, partially offset by a 165.8% improvement in its cross training category, an 8.9% increase in its children's line, as well as $9.3 million of revenues realized from Converse's sale of inventory acquired from Apex. Volume decreases accounted for virtually all of the total net sales decrease over the prior year period, as unit sales of footwear decreased 6.0% over this period.

  Net sales in the United States decreased to $208.0 million from $297.8 million, a decrease of $89.8 million or 30.2%. Sales increased internationally in 1995 over 1994, improving to $199.5 million from $139.5 million, an increase of $60.0 million or 43.0%. Based on geographic location, net sales in Europe, Middle East and Africa increased by 84.8% over the prior year reflecting the success of the conversion to direct operating units of several of the Company's foreign independent distributors and the benefits of offering a complete product line in these markets. Net sales in the Pacific region improved 53.3% as consumer demand for the Company's athleisure product continued to increase. These international net sales improvements were partially offset by weakness in the Latin American market.

 Gross Profit

  Gross profit decreased to $113.5 million for Fiscal 1995 from $150.8 million in Fiscal 1994, a 24.7% reduction. The Company's gross profit margin decreased to 27.9% for Fiscal 1995 as compared to 34.5% for the prior year. Price decreases accounted for 39.1% of gross profit reduction over this period with the decrease due to poor U.S. sell-throughs of basketball and athleisure product making price reductions necessary, manufacturing losses related to capacity losses and operating inefficiencies, increased distribution costs incurred as a result of the international conversions of distributors to direct operating units, inventory writedowns related to product reserved for under a consumer product alert and unfavorable inventory purchasing variances.

 Selling, General and Administrative Expense

  Selling, general and administrative expenses increased to $146.3 million for Fiscal 1995 from $128.9 million for Fiscal 1994, a 13.5% increase. The increase in selling, general and administrative expenses of $17.4 million was primarily attributable to: (i) an increase in spending to convert and support international operations, as the Company supported the growth of its converted distributorships; and (ii) an increase in sports marketing activities, in part related to expenses associated with Converse's designation as the official shoe of the National Football League and subsequent conversion of the arrangement to that of an authorized supplier of footwear to the NFL. The increase in 1995 was partially offset by a reduction in United States advertising expenses. As a percentage of net sales, such expenses increased to 35.9% of net sales for Fiscal 1995 from 29.5% for Fiscal 1994.

 Royalty Income

  Royalty income increased to $17.3 million for Fiscal 1995 from $14.2 million for Fiscal 1994, a 21.8% increase. As a percentage of net sales, royalty income increased to 4.2% for Fiscal 1995 from 3.2% for Fiscal 1994. The $3.1 million increase was mainly attributable to a $3.0 million improvement in royalty income in the Pacific region.

 Restructuring Expenses

  During Fiscal 1995, the Company took steps to streamline its operations and established reserves totaling $14.2 million related to the closing of its Mission, Texas manufacturing facility, the consolidation of its Europe, Middle East and Africa operations, worldwide reduction in workforce of 140 people, the estimated losses on the sale of certain idle assets of the Company and the refocusing of its marketing contractual spending. The Mission, Texas plant closing was completed in September 1995. See Note 4 to the Company's December 28, 1996 Consolidated Financial Statements included herein.

 Earnings (Loss) From Operations

  The Company recorded a loss from operations of $29.7 million for Fiscal 1995, as compared to earnings from operations of $36.1 million for Fiscal 1994. The recognition of a loss from operations was mainly attributable to the factors discussed above.

 Loss on Investment in Unconsolidated Subsidiary

  As a result of the acquisition of Apex and subsequent decision to cease funding of Apex's operations, Converse recorded a loss on its investment in Apex of $52.2 million during Fiscal 1995. See Notes 3 and 16 to the Company's December 28, 1996 Consolidated Financial Statements included herein.

 Interest Expense

  Interest expense for Fiscal 1995 increased to $14.0 million from $7.4 million in Fiscal 1994, a 89.2% increase. The level of interest expense in 1995 reflects increased borrowing levels under the Company's principal borrowing facilities and increased fees paid for maintaining these facilities during the period.

 Income Tax Expense (Benefit)

  Income tax benefit recorded for Fiscal 1995 was $28.1 million as compared to income tax expense for Fiscal 1994 of $10.6 million. Deferred income tax assets have been established for net operating loss carryforwards and net temporary differences between the book and the tax basis of assets and liabilities. Based on the review of operating forecasts, historical operating results and the significant net operating loss carryforwards, Converse recorded a valuation allowance of $6.6 million against these tax assets. Approximately $78.0 million of future taxable income will be necessary to realize the Company's net deferred tax assets of $29.4 million. See Note 10 to the Company's December 28, 1996 Consolidated Financial Statements included herein.

 Net Earnings (Loss)

  Due to the factors described above, the Company recorded a net loss of $71.7 million for Fiscal 1995 as compared to net earnings of $17.6 million for Fiscal 1994.

 Net Earnings (Loss) Per Share

  The Company recorded a net loss per share of $4.30 for Fiscal 1995 compared to net earnings per share of $1.05 for Fiscal 1994.

LIQUIDITY AND CAPITAL RESOURCES

 Cash Flow

  For First Quarter 1997 and First Quarter 1996, net cash required for operating activities was $41.4 million and $4.4 million, respectively. During these periods, cash was predominantly used to fund the Company's working capital requirements. Net cash used by investing activities was $0.8 million and $1.4 million for First Quarter 1997 and First Quarter 1996, respectively. Cash invested was used for additions to property, plant and equipment. Net cash provided by financing activities was $40.2 million and $5.3 million for First Quarter 1997 and First Quarter 1996, respectively. Cash provided by financing activities consisted almost entirely of net proceeds from the Company's seasonal borrowings.

  For Fiscal 1996 net cash required for operating activities was $8.0 million. The major requirements for operating activities were a net loss of $18.4 million, a decrease in the reserve for loss on investment in unconsolidated subsidiary of $4.8 million, a decrease in the reserve for restructuring actions of $6.5 million, and an increase in net deferred tax assets of $5.6 million. Major components of cash provided by operating activities were a decrease in refundable income taxes of $10.8 million and an increase in accounts payable and accrued expenses of $16.9 million. For Fiscal 1995, the net cash required for operating activities was $35.9 million due to a net loss of $52.8 million after adjustments for non-cash expenses and an increase in other long-term assets and liabilities of $1.0 million, offset by reductions in working capital requirements of $17.9 million. Net cash required for operating activities in Fiscal 1994 was $11.5 million due to increases in working capital of $29.0 million offset by net earnings, after adjustments for non-cash expenses, of $17.5 million.

  Net cash used by investing activities was $0.2 million in Fiscal 1996. Additions to property, plant and equipment of $5.3 million were offset by proceeds of $5.1 million received from the disposal of a distribution facility in Chester, South Carolina. Net cash used by investing activities was $5.8 million and $8.5 million for Fiscal 1995 and Fiscal 1994, respectively, to fund additions to property, plant and equipment.

  Net cash provided by financing activities of $10.9 million in Fiscal 1996 is attributable to net proceeds from debt of $8.5 million and proceeds from the exercise of stock options of $2.4 million. Net cash provided by financing activities was $40.3 million and $21.7 million in Fiscal 1995 and Fiscal 1994, respectively. In 1995, cash was provided entirely by net proceeds from debt. In 1994, cash was provided by net proceeds from debt of $12.6 million and capital contributed from Furniture Brands, prior to the Distribution, of $9.1 million.

 Working Capital

  As of March 29, 1997, the Company's working capital (net of cash) position increased to a deficit of $36.2 million from a deficit of $38.6 million at December 28, 1996. Accounts receivable increased $52.9 million as a result of significantly higher shipments in First Quarter 1997. This increase was financed in large part by a decrease in inventories of $8.5 million and an increase in seasonal borrowings of $40.0 million.

  The Company's working capital (net of cash) position decreased by $125.5 million from $86.9 million on December 30, 1995 to a deficit of $38.6 million on December 28, 1996. The decrease is primarily attributable to an increase in the current maturity of long-term debt of $111.4 million as a result of reclassifying all debt outstanding as of December 28, 1996 under the Company's Credit Facility to current. The Credit Facility matures in November 1997 with a Company option to extend the expiration date an additional two years provided certain conditions are met, including payment in full of the B Facility on or prior to November 17, 1997. The Company intends to repay the B Facility in full with a portion of the proceeds from the Offerings and to replace the Credit Facility with a new credit facility. See "Financing Arrangements" below.

  As of December 28, 1996, total current assets (net of cash) were $170.7 million, a decrease of $5.8 million from prior year. The decrease was due primarily to the reduction in refundable income taxes by $10.8 million for federal income tax refunds received with respect to net operating loss carryback claims and overpayment of estimated taxes. Receivables decreased by $0.1 million from the prior year due to a reduction in trade receivables of $4.5 million as a result of a decrease in trade sales in the fourth quarter of Fiscal 1996 offset by an increase in licensee receivables of $4.4 million as a result of strength in licensee revenues. Offsetting these asset reductions were an increase in inventories of $4.9 million to $86.8 million, primarily to support a significant increase in customer orders for delivery in the first quarter of 1997, and an increase in prepaid expenses and other current assets of $0.2 million. Accounts payable increased $15.3 million due primarily to increased inventory purchases from foreign contract manufacturers. Accrued expenses decreased $8.2 million to $25.1 million due in large part to reductions in the provision for restructuring actions by $4.4 million and the provision for loss on investment in unconsolidated subsidiary by $4.8 million. Income taxes payable increased $1.6 million and short-term debt from the Company's foreign borrowing facilities decreased $0.5 million in 1996.

  The Company's sales to customers are somewhat seasonal in nature with peak shipments occurring in the first quarter for the spring season and in the third quarter for the back-to-school season. As a result, year-end or quarter-end levels of receivables and inventories are not necessarily representative of levels during the year. Year-end inventory levels are affected by order demand for the upcoming year as merchandise is received by the Company to ship to customers in the first quarter. Consequently, inventory levels can be significantly influenced by the timing of deliveries and shipments in any particular year.

 Financing Arrangements

  As of March 29, 1997, the Company had a $161.5 million secured credit facility (the "Credit Facility") with BT Commercial Corporation ("BTCC"), as agent, and certain other institutional lenders (collectively the "Banks"), comprised of an A Facility for $135.0 million, subject to a borrowing base formula, and a B Facility for $26.5 million of direct borrowings. The Credit Facility is secured by substantially all of the Company's assets located in the United States and Canada. As discussed below, the Company has received a commitment letter from BTCC to replace the Credit Facility with a new $150 million secured credit facility.

  Availability under the A Facility is determined on a formula basis by the amount of eligible collateral, principally accounts receivable and inventory from U.S. and Canadian operations (the "Borrowing Base"). The Borrowing Base was supplemented by $25.0 million in November 1995 with an irrevocable standby letter of credit issued for the account of Apollo, for the benefit of BTCC on behalf of the Banks. The standby letter of credit has an expiration date of June 30, 1997. In addition, in November 1996, the Banks agreed to provide a seasonal accommodation increase to the Borrowing Base of $10.0 million commencing November 15, 1996 and ending March 31, 1997. In March 1997, the Banks agreed to extend the seasonal accommodation and increase it to $15.0 million through October 15, 1997. In addition, the commitment of the Banks under the A Facility was increased from $135.0 million to $150.0 million. As of March 29, 1997, the Borrowing Base was $135.0 million, inclusive of availability as a result of the standby letter of credit and seasonal accommodation. As of March 29, 1997 utilization under the A Facility inclusive of the standby letter of credit and seasonal accommodation, consisted of revolving loans of $93.7 million, banker acceptances of $34.5 million and outstanding letters of credit of $3.6 million. As a result, $3.2 million of the maximum available Borrowing Base remained unutilized as of March 29, 1997. As of December 28, 1996, the Borrowing Base was $113.9 million, inclusive of availability as a result of the standby letter of credit and seasonal accommodation. As of December 28, 1996, utilization under the A Facility, inclusive of the standby letter of credit and seasonal accommodation, consisted of revolving loans of $78.5 million and banker acceptances of $11.0 million. In addition, outstanding letters of credit of $17.3 million as of December 28, 1996 were reserved against the maximum available Borrowing Base. As a result, $7.1 million of the maximum available Borrowing Base remained unutilized as of December 28, 1996. Revolving loans accrue interest at the Prime Lending Rate plus 1.25% or Adjusted LIBOR (as such terms are defined in the Credit Facility) plus 2.5%. The average weighted interest rate on the A Facility was 8.26% at March 29, 1997 and 8.20% at December 28, 1996.

  The B Facility was reduced from $40.0 million outstanding at December 30, 1995 to $28.3 million at December 28, 1996 and to $26.5 million at March 29, 1997. The proceeds applied, as required under the Credit Facility, were $5.0 million for the sale of the Chester, South Carolina facility and an aggregate of $2.4 million pursuant to the exercise of various stock options. In February 1996, the Credit Facility was amended to require the prepayment of certain tax refunds to the outstanding balance of the B Facility and, commencing on September 30, 1996, to pay equal quarterly principal installments of one-twentieth ( 1/20th) of the then outstanding principal amount of the B Facility. Accordingly, tax refund proceeds of $2.7 million and the first quarterly installment payment of $1.6 million were also applied to the reduction of the B Facility during the year. During First Quarter 1997, the quarterly installment of $1.6 million was made and $0.2 million was applied from the exercise of stock options. Loans outstanding under the B Facility accrue interest at the Prime Lending Rate plus 4.0% or Adjusted LIBOR plus 5.5% at March 29, 1997 (subject to an increase of 0.5% in May 1997). The average weighted interest rate on the B Facility was 11.24% at March 29, 1997 and 10.95% at December 28, 1996. The Company is not permitted further borrowings against the B Facility.

  The Credit Facility is scheduled to expire during 1997. Accordingly, the total indebtedness outstanding pertaining to these debt instruments of $154.8 million at March 29, 1997 has been classified as current. However, the Company has the right to extend the Credit Facility for an additional two years if it has paid off the B Facility and there is no event of default. On April 30, 1997, the Company accepted a commitment letter of BTCC to supply a new $150 million revolving credit facility (the "New Credit Facility"). The New Credit Facility will have a term of five years, will provide for borrowings and other credit accommodations in a manner similar to the A Facility and will be secured by substantially the same assets. Borrowings will initially bear interest at the rates currently provided under the A Facility, but such interest rates will be reduced in the event that the Company achieves certain financial ratios. On a pro forma basis after giving effect to the New Credit Facility and application of the estimated net proceeds of the Offering, at March 29, 1997 the Company's unutilized availability under the New Credit Facility would have been approximately $22.0 million. The commitment letter is conditional upon completion of the Offering and other customary matters. The Company anticipates that the New Credit Facility will be completed at the same time as or shortly after completion of the Offering. However, the Offering is not conditioned on the New Credit Facility and no assurance can be given that the New Credit Facility will be completed. In the event that the New Credit Facility or a similar new facility is not completed for any reason, the Company would extend the term of the existing Credit Facility for two years as described above.

  The Credit Facility, as amended, requires compliance with certain financial covenants. As of December 28, 1996, the Company was in default of one financial covenant that was waived by the Banks in March 1997. The Credit Facility was amended in March 1997 to reset the financial covenants for the term of the agreement and to extend and increase the seasonal accommodation (discussed above).

  The Company maintains asset based financing arrangements in certain European countries with various lenders. Borrowings outstanding under these financing arrangements totaled $16.4 million at March 29, 1997 and $13.4 million as of December 28, 1996. Interest is payable at the respective lender's base rate plus 1.5% (6.0% to 8.25% at March 29, 1997 and December 28, 1996). The
obligations are secured by a first priority lien on the respective European assets being financed.

  In conjunction with Converse's acquisition of 100% of the outstanding common stock of Apex (see Note 3 of the Notes to the December 28, 1996 Consolidated Financial Statements), Converse issued subordinated notes in the face amount of $11.0 million discounted at a rate of 12% to $9.6 million. The subordinated notes bear interest at a rate of 8% per annum for the first three years and increase to 10% and 12% in 1998 and 1999, respectively. The subordinated notes mature on May 18, 2003. As a result of the indemnification awards and claims against certain former owners of Apex and the related exchange and settlement agreements, no accretion of the subordinated note discount has been recorded in the December 28, 1996 Consolidated Financial Statements. The long-term debt of the Company as of December 28, 1996 includes $9.6 million of debt related to the Company's acquisition of Apex. In the first quarter of 1997 substantially all of these subordinated notes were delivered to the Company in full satisfaction of the Company's indemnification claims. See Note 16 to the Company's December 28, 1996 Consolidated Financial Statements included herein.

 Capital Expenditures

  Capital expenditures were $0.8 million, $5.3 million, $5.8 million and $8.5 million in First Quarter 1997, Fiscal 1996, Fiscal 1995 and Fiscal 1994, respectively. During First Quarter 1997, the Company spent $0.5 million to maintain and upgrade the Company's manufacturing facility in Lumberton, North Carolina, $0.2 million to upgrade the Company's trade show booth and $0.1 million on various smaller projects and improvements. During Fiscal 1996, the Company spent $1.4 million on leasehold improvements primarily to open or remodel the Company's retail stores, $1.0 million to maintain and upgrade the Company's manufacturing facility in Lumberton, North Carolina, $0.9 million in information technology to support improvements in networking, retail store operations and international operations, $0.9 million to upgrade the Company's trade show booth and $1.1 million on various smaller projects and improvements. Fiscal 1995 investments included $2.3 million in new equipment and improvements to upgrade the Company's manufacturing facility in Lumberton, North Carolina, $0.8 million in computer equipment, $0.7 million to move the research and development offices to its present location, $0.7 million to support international expansion and $0.4 million to open four new retail stores. The remaining $0.9 million was invested in various smaller projects. Fiscal 1994 investments included $2.7 million in new equipment and improvements to upgrade the Company's manufacturing facility in Lumberton, North Carolina, $1.6 million to complete a new factory in Mission, Texas, $1.7 million in computer equipment, $1.0 million to upgrade distribution facilities and $0.4 million to open four new retail stores. The remaining $1.1 million was invested in various smaller projects. The Company expects that capital expenditures during Fiscal 1997 will be in the range of $6.0 million to $8.0 million.

 Backlog

  At March 29, 1997, the Company's global backlog was $220.1 million, as compared to $149.3 million at March 30, 1996, an increase of 47.4%. The amount of backlog at a particular time is affected by a number of factors, including the scheduling of the introduction of new products and the timing of the manufacturing and shipping of the Company's products. Accordingly, a comparison of backlog as of two different dates is not necessarily meaningful.

                                   BUSINESS

  Converse is a leading global designer, manufacturer and marketer of high quality athletic footwear for men, women and children. The Company is also a global licensor of sports apparel, accessories and selected footwear. The Company, founded in 1908, began establishing its authentic footwear heritage with the introduction of its original canvas Chuck Taylor(R) basketball shoe in 1923. Throughout its nearly 90-year history, Converse has achieved a high level of brand name recognition due to its reputation for high performance products, quality, value and style. Through its well-known Converse(R) All Star(R) brand, the Company has consistently maintained its position as the American performance brand with authentic sports heritage.

  The Company's footwear is focused on four core categories: basketball, athleisure, children's and cross training, which represented approximately 34%, 31%, 22% and 8%, respectively, of the Company's 1996 net sales. The basketball category is comprised of high performance footwear for athletes and typically features Converse's proprietary REACT(R) shock absorption technology. Converse's athleisure footwear offerings are centered on the Converse Chuck Taylor All Star canvas athletic shoe, which management believes is the world's all time best-selling athletic shoe with over 550 million pairs sold since its introduction. Converse's rapidly growing children's category consists of children's-sized versions of the Company's basketball, athleisure and cross training shoes, as well as certain styles designed exclusively for children. Cross training, which is the fastest growing category in the athletic footwear industry, consists of high performance athletic shoes used for sports training and fitness.

  The Company's products are distributed in over 90 countries to approximately 9,000 customers, which include specialty athletic, sporting goods, department and shoe stores, as well as to 37 Company-operated retail outlet stores. In 1996, the Company's reported net sales were $349.3 million. However, this figure understates the total worldwide presence of Converse-branded products since a large portion is sold through licensees, and the Company recognizes only the percentage of these sales which it records as royalty income. Global wholesale sales of Converse-branded products, which include direct sales by the Company to retailers, sales by Converse distributors and sales of licensed products by Converse licensees, were approximately $800 million in 1996, of which over $560 million, or approximately 70%, were international sales. Although the Company's reported net sales declined from 1995 to 1996, global wholesale sales of Converse-branded products increased approximately 11% during this period.

  During 1996, Converse implemented a series of strategies designed to position the Company for long-term growth and profitability (the "1996 Repositioning"). These strategies included: (i) establishing a new management team, (ii) focusing on four core product categories, (iii) creating a single brand identity, (iv) coordinating marketing and product development and (v) streamlining operations. Primarily as a result of the 1996 Repositioning, net earnings for First Quarter 1997, excluding the one-time gain related to the Apex litigation settlements and bankruptcy plan confirmation described under "--Legal Proceedings," were $4.7 million, or $0.26 per share, compared to a net loss of $3.3 million, or a $0.20 loss per share in First Quarter 1996. The Company's net sales for First Quarter 1997 were $136.0 million compared to $86.6 million in First Quarter 1996, an increase of 57%. During First Quarter 1997, the Company recorded substantial sales increases in each of its four product categories of basketball, athleisure, children's, and cross training of approximately 105%, 26%, 66% and 61%, respectively, compared to First Quarter 1996. The Company's gross profit margin also improved to 31.0% of net sales for First Quarter 1997 from 25.0% for First Quarter 1996. In addition, selling, general and administrative expenses, although increasing by $10.5 million in First Quarter 1997 compared to First Quarter 1996, decreased as a percentage of net sales to 27.0% from 30.4%. The foregoing factors enabled the Company to record earnings from operations of $12.3 million for First Quarter 1997 as compared to $0.2 million for First Quarter 1996. Converse's global backlog increased approximately 47% to $220.1 million at March 29, 1997 from $149.3 million at March 30, 1996. The backlog increases were approximately 32%, 83%, 40% and 14%, respectively, in the Company's categories of basketball, athleisure, children's and cross training.

 THE 1996 REPOSITIONING

  . Establishing a New Management Team. Since April 1996, the Company has recruited a new management team with proven experience in the athletic footwear and sporting goods industries. The Company appointed Glenn N. Rupp as Chairman and Chief Executive Officer, James E. Solomon as Senior Vice President, Marketing and Edward C. Frederick as Senior Vice President, Research and Development. Previously, Mr. Rupp was at Wilson Sporting Goods Co. for eight years and served as President from 1985 to 1991, and Chief Executive Officer from 1987 to 1991. From 1985 to 1991, net sales at Wilson more than doubled and operating performance significantly improved. Mr. Solomon had previously been President and Chief Operating Officer of Dansk International and, prior to holding that position, had significant experience in the athletic footwear industry with companies such as Avia and New Balance. Dr. Frederick has previously held senior product design and development positions at Nike and adidas. The Company believes that the strategies executed by the new management team have contributed significantly to the recent improvement in the Company's performance.

  . Focusing on Four Core Product Categories. The Company is focused on four core product categories: basketball, athleisure, children's and cross training. These four categories represented, industry-wide, over $7 billion in domestic retail athletic footwear sales in 1996, and management believes that each of these categories has strong growth potential for Converse All Star-branded products. During 1996, the Company completed its exit from the football, baseball, running, walking, tennis and outdoor categories. The decision to concentrate on the basketball and cross training categories was driven by management's belief that these categories are the two most important athletic footwear categories to the Company's target consumers, males and females ages 12 to 24. The decision to concentrate on the athleisure and children's categories was based on the Company's historic success in these two categories. The Company believes that its increased marketing, advertising, product development and selling focus on its four core product categories will lead to increased market share and profitability.

  . Creating a Single Brand Identity. Management has created a single new marketing and brand positioning statement that focuses the Company's global marketing efforts on the concept "Converse All Star is the American performance brand with authentic sports heritage." The Company believes that the Converse All Star brand name and the Chuck Taylor patch logo command significant consumer brand awareness generated by their nearly 80-year history. In addition, the Converse All Star brand is enhanced by the Company's position as the originator of the first basketball shoe, the canvas Chuck Taylor All Star. In an effort to capitalize on the Converse All Star brand's significant consumer recognition and authentic heritage, the Company will focus its marketing, advertising and product development to promote this single brand identity. Prior to 1996, the Company's products had been marketed under multiple brand names and logos with different marketing and advertising strategies for each brand. The Company's new singular focus on building one brand has resulted in higher consumer demand in relation to the Company's advertising and marketing expenditures.

  . Coordinating Marketing and Product Development. During 1996, the new management team greatly increased the Company's ability to develop products consistent with consumer preferences. As a result of consumer demand, the Company has increased the frequency of its product introductions as well as the depth of its products in each of its four core categories. Management anticipates introducing new products every six to eight weeks, as compared to generally having introduced new products semi-annually in the past. The Company's consumer research is integral to the development of both the Company's new products and its advertising campaigns and in-store point of purchase materials. Each of the Company's products is now fully supported by a consistent, integrated marketing program, responsive to the demands of the Company's target customers. Management attributes the success of its Spring 1997 basketball line to its improved marketing and product development. Management believes that the Company's top four selling Spring 1997 basketball shoes will generate net sales in excess of $40 million, a level more than double the net sales of the Company's top four basketball shoes in any prior spring basketball line.

  . Streamlining Operations. Due to the elimination of non-core categories, the creation of a single brand marketing strategy and the reduction of infrastructure, the Company's expenses declined substantially during 1996. Selling, general and administrative expenses in 1996 were $114.9 million, or 32.9% of net sales, as compared to $146.3 million, or 35.9% of net sales, in 1995.

 GROWTH STRATEGIES

  . Increasing Penetration in Core Categories. The Company continues to aggressively pursue market share increases from its strong base in each of Converse's four core categories, and the Company's Spring 1997 footwear offerings achieved significant market share gains in each category. Management believes that the Company's integrated marketing and product support programs, more frequent product introductions and increased depth of product offering will enable the Company to build on the recent market share gains achieved by Spring 1997 products such as the All Star 2000 canvas, the All Star Springfield, the All Star Tourney and the Dr. J 2000. As a result of the increasing penetration in each of Converse's four core categories in First Quarter 1997, the Company experienced increases in total business (net sales for First Quarter 1997 plus global backlog at March 29, 1997 compared to net sales for First Quarter 1996 plus global backlog at March 30, 1996) in its four core categories of basketball, athleisure, children's and cross training of approximately 53%, 57%, 49% and 29%, respectively.

  . Enhancing Retail Distribution. The Company views specialty athletic retailers as one of the most important outlets to reach the Company's target consumers. These retailers often showcase Converse-branded head-to-toe footwear and apparel products thereby strengthening the Converse All Star brand. These specialty athletic retailers include Athlete's Foot, Champs, Finish Line, FOOTACTION USA and Foot Locker, among others. Strong consumer demand for the Converse All Star brand has enabled the Company to dramatically increase its sales to this channel. As a result of the Company's increased focus on sales to specialty athletic retailers, the Company's net sales for First Quarter 1997 plus backlog at March 29, 1997 with these five retailers was more than six times greater than net sales for First Quarter 1996 plus backlog at March 30, 1996 with these five retailers. Management believes there are significant opportunities to further increase sales to specialty athletic retailers.

  . Improving Margins. Increased demand for the Company's products resulting from the successful 1996 Repositioning should enable Converse to realize higher prices, thereby improving gross margins. Due to changes in product mix and less discounting, the Company's average domestic suggested retail price for its Spring basketball line increased from $57 for Spring 1996 to $69 for Spring 1997. The Company's gross profit margin improved to 31.0% for First Quarter 1997 from 25.0% for First Quarter 1996. In addition, management expects to improve its operating margins through the realization of operating leverage as the Company grows its sales more rapidly than its fixed expenses. As a result, selling, general and administrative expenses increased by $10.5 million in First Quarter 1997 compared to First Quarter 1996, but decreased as a percentage of net sales to 27.0% from 30.4%. Furthermore, the Company has improved the percentage of orders taken in advance of delivery. This higher percentage of future orders to sales, combined with more frequent product introductions, should lead to better inventory management and fewer discounts. Management believes that over time the Company will achieve margins more consistent with those of its competitors.

  . Continuing Focus on Licensing Opportunities. Through the licensing of sports apparel, accessories, and selected footwear, the Company anticipates strong Converse brand sales growth. Through its licensees, the Company provides consumers with Converse-branded products from head-to-toe. Management believes that the integrated apparel offerings provided by Converse's licensees enhance the sales of the Company's footwear and that Converse has strong long-term relationships with its licensees. Management attributes the growth in licensee royalty income from $17.3 million in 1995 to $27.6 million in 1996 and from $4.9 million in First Quarter 1996 to $6.4 million in First Quarter 1997 primarily to the strong consumer demand for Converse-branded apparel in the Pacific region. The Company believes that the strong consumer demand for Converse-branded apparel in the Pacific region is primarily attributable to the underlying strength of Converse's branded footwear sales in the region. Coordinating the licensed apparel effort more closely on a global basis should result in improved distribution of licensed products and increased royalty income.

  . Increasing International Sales. International wholesale sales of
    Converse-branded products by the Company and its distributors and licensees were over $560 million in 1996, representing approximately 70% of the approximately $800 million total Converse-branded global wholesale sales in 1996. Although the Company's reported international net sales declined from 1995 to 1996, such net sales increased $3.6 million in First Quarter 1997 from First Quarter 1996, representing an 8.4% increase. International wholesale sales of Converse-branded products increased 12% from approximately $500 million in 1995 to approximately $560 million in 1996. International wholesale sales of Converse-branded products increased 18% from approximately $118 million in First Quarter 1996 to approximately $139 million in First Quarter 1997. Management believes that the Company is well-positioned to continue to take advantage of additional growth opportunities in Europe and the Pacific Rim, as well as opportunities in the developing markets of Latin America and Eastern Europe. The Company also plans to target international consumers directly by customizing its products to suit specific customer needs and tastes in different markets.

  Management believes that with its experienced management team and focused marketing, product development and selling strategies in place, the Company will continue to build upon the momentum of its recent product successes in order to improve market share and profitability.

PRODUCTS

  As a result of the Company's 1996 Repositioning, Converse now focuses all of its marketing, product development and sales efforts on its four core categories: basketball, athleisure, children's and cross training.

 Basketball

  Converse's basketball footwear offerings are comprised of high performance footwear for athletes and typically feature Converse's proprietary REACT shock absorption technology. The Company's basketball footwear is worn by a number of NBA players, including endorsers such as Dennis Rodman, Latrell Sprewell, Kevin Johnson and Anthony Mason, and by many major NCAA basketball teams.

  The Company continues to introduce new state-of-the-art designs under the Converse All Star brand, such as the All Star Springfield and the All Star Tourney. Recently, many of Converse's successful basketball shoes, including the All Star 2000 canvas and the Dr. J. 2000, have featured design elements that trace their heritage to authentic Converse footwear of the 1950s, 1960s and 1970s. The Dr. J. 2000 and the All Star 2000 canvas shoes are designed for the performance needs of today's basketball players, yet are familiar to consumers who have known Converse products throughout the years. Both the Dr.
J. 2000 and the All Star 2000 canvas incorporate the Company's REACT technology. Management believes that these top four Spring 1997 basketball shoes will generate net sales in excess of $40 million, a level of net sales that is more than double the net sales of the top four basketball shoes in any prior Spring basketball line.

  Management believes that the domestic branded retail market for basketball footwear was approximately $2.4 billion in 1996. The Company's basketball footwear sells in the U.S. at suggested retail prices ranging from $45.00 to $85.00 through an extensive network of athletic specialty, sporting goods, department and shoe stores. While the target consumers for Converse basketball shoes are males and females ages 12 to 24, the Company's basketball shoes appeal to a broad group of consumers.

  In First Quarter 1997, sales of the Company's basketball footwear were $54.5 million, a 105% increase from the prior year period. In addition, the Company's backlog for basketball footwear was $82.5 million as of March 29, 1997, a 32% increase from the Company's backlog of $62.5 million as of March 30, 1996.

 Athleisure

  Converse athleisure footwear offerings are centered on the Chuck Taylor All Star canvas athletic shoe, which management believes is the world's all time best-selling athletic shoe with over 550 million pairs sold since its introduction in 1923 as the world's first basketball shoe. Converse's athleisure footwear encompasses both classic, time-tested athletic shoes and styles targeted at alternative sports enthusiasts. The Company believes that the main consumers for these products are male and female athletes that seek a more simply styled athletic shoe when not playing sports. Because these shoes have authentic sports heritage, many have remained unchanged since their inception and have become true American sports icons.

  The Company's athleisure products, which come in a wide variety of colors, sell in the U.S. at suggested retail prices ranging from $20.00 to $65.00 in athletic specialty, sporting goods, department and shoe stores, as well as specialty apparel retailers. The Company's Spring 1997 athleisure footwear offerings include the canvas Chuck Taylor All Star, the One Star, the Jack Purcell and the Boarderline.

  In First Quarter 1997, sales of the Company's athleisure footwear were $40.1 million, a 26% increase from the prior year period. In addition, the Company's backlog for athleisure footwear was $70.8 million as of March 29, 1997, a 83% increase from the Company's backlog of $38.7 million as of March 30, 1996.

 Children's

  Converse's rapidly growing children's category consists of children's-sized versions of the Company's basketball, athleisure and cross training shoes, as well as certain styles designed exclusively for children. The Company's children's footwear is rooted in sports, offering all the features and benefits of the adult models and the same unique styling that attracts adults to the Company's basketball, athleisure and cross training products. With the Company's current momentum in adult basketball shoes, there is a renewed interest on the part of retailers and consumers for children's versions of these popular offerings.

  Management believes that the domestic branded retail market for children's footwear was approximately $2.0 billion in 1996. The Company's children's footwear is generally sold in the U.S. at suggested retail prices ranging from $22 to $60 through athletic specialty, children's bootery, sporting goods and department stores.

  In First Quarter 1997, sales of the Company's children's footwear were $28.3 million, a 66% increase from the prior year period. In addition, the Company's backlog for children's footwear was $42.7 million as of March 29, 1997, a 40% increase from the Company's backlog of $30.6 million as of March 30, 1996.

 Cross Training

  Cross training, which is the fastest growing category in the athletic footwear industry, consists of high performance athletic shoes used for multiple sports activities. The Company believes this category represents a major growth opportunity since Converse's cross training and basketball products have similar target purchasers. With Converse's current positive momentum in the basketball category, the Company believes that there are significant opportunities to expand the sales of Converse's cross training products.

  Management believes that the domestic branded retail market for cross training footwear was approximately $1.7 billion in 1996. In addition, cross training is estimated by Converse to be a larger worldwide category than basketball. The Company's cross training footwear sells in the U.S. at suggested retail prices ranging from $50.00 to $75.00 through an extensive network of athletic specialty, sporting goods, department and shoe stores. The Company's Spring 1997 cross training footwear offerings include the One Star 2000 and the Fit Star.

  In First Quarter 1997, sales of the Company's cross training footwear were $8.6 million, a 61% increase from the prior year period. In addition, the Company's backlog for cross training footwear was $12.9 million as of March 29, 1997, a 14% increase from the Company's backlog of $11.3 million as of March 30, 1996.

MARKETING AND PRODUCT DEVELOPMENT

  The Company's marketing strategy is centered on the Converse All Star brand, which is positioned as the American performance brand with authentic sports heritage. The Company believes that there are significant opportunities to continue to build the brand, which commands high consumer awareness generated by its nearly 80-year history. As a result of its single brand marketing strategy, management believes that it will be able to build the Converse All Star brand in a more efficient and focused manner than in previous years.

  Management believes that the increased coordination between the Company's marketing and product development teams has greatly improved the Company's ability to develop products consistent with consumer preferences. As a result, the Company has been able to increase the frequency of its product introductions as well as the depth of its products in each of its four core categories. The Company's consumer research has become an integral part of its product development, advertising campaigns and in-store point of purchase materials. Each of the Company's products is now fully supported by a consistent, integrated marketing program, responsive to the demands of the Company's target customers.

  To complement its marketing strategies, Converse cultivates the endorsement and promotion of Converse footwear among athletes. In 1996, management rationalized its endorsement programs consistent with the Company's single brand strategy and focus on the Company's four core product categories.

  The Company's endorsers include both current NBA athletes, such as Dennis Rodman, Latrell Sprewell, Anthony Mason and Kevin Johnson and NBA athletes from an earlier era, including Julius "Dr. J" Erving and Larry Bird. The Company is also a leading supplier of athletic shoes to premier NCAA basketball teams, including the University of Arkansas, Clemson University, the University of Georgia, Indiana University, the University of Louisville, the University of New Mexico, Oklahoma University and the University of South Carolina. Management believes that there are substantial opportunities to utilize these endorsers to influence its target customers and further build the Converse All Star brand through the Company's focused and integrated marketing strategies.

SALES AND DISTRIBUTION

  The Company's products are distributed in over 90 countries to approximately 9,000 customers, which include athletic specialty, sporting goods, department and shoe stores, as well as to 37 Company-operated retail outlet stores. Recently, the Company has significantly increased its distribution through specialty athletic retailers that showcase the Company's and its licensees' coordinated head-to-toe product offerings.


 United States

  The Company's 48 member U.S. sales force markets Converse footwear through approximately 4,200 active retail accounts. In 1996, domestic sales represented 55% of total Company net sales. The Company has recently refined its distribution strategy to increase its focus on key growth accounts such as specialty athletic retailers. National and large regional accounts are serviced by 12 account executives who are paid on a salary and bonus basis, and who focus on the product and merchandising needs of these retailers. A majority of the Company's domestic sales are served by an electronic data interface ("EDI") ordering system. In addition, a quick response system has been implemented with a number of the Company's highest volume accounts. The quick response system provides for the rapid replenishment of retailer stock through an inventory management process which produces constant "on-hand" inventory quantities.

  All sales to U.S. retailers other than the national or large regional accounts are serviced by the Company's 36 member direct sales force, which is compensated on a commission basis. The commission schedule is structured to reward future orders (orders placed four to five months before delivery), product mix, and profitability. This compensation structure is integral to the Company's inventory management program, which emphasizes future orders over "at once" orders to reduce inventory investment and risk.

  In 1996, two key accounts, Sears Roebuck and J.C. Penney, each contributed over $10 million to the Company's net sales. Together they accounted for 10.5% of the Company's total U.S. net sales in 1996 (as compared to 7.5% in 1995) and 5.8% of 1996 worldwide net sales (as compared to 3.8% in 1995). The Company strives to maintain the integrity of the Converse image by controlling the distribution channels for its products based on criteria which include the retailer's image and ability to effectively promote the Company's products. The Company works with its retailers to display, stock and sell a greater volume of the Company's products.

  The Company operates 35 retail outlet stores in the United States which serve as a vehicle to close out inventory in a controlled manner. In addition, these stores showcase the Company's current product offerings. The retail outlets average 4,400 square feet each and contributed a total of $26.6 million to 1996 net sales. The Company continually upgrades the design and layout of its retail outlet stores to further promote the Converse brand image.

 International

  Management believes that the Company is well-positioned to continue to take advantage of additional international growth opportunities. Although the tradition of the Converse All Star brand as a high performance athletic brand is not as well known internationally as in the United States, the Company believes that because of the global reach of music, fashion, media and alternative sports, the styles and trends among the Company's target customer group internationally are similar in many ways to those in the United States. Management believes that the Company is well-positioned to continue to take advantage of additional growth opportunities in Europe and the Pacific Rim as well as opportunities in the developing markets of Latin America and Eastern Europe.

  In the key western European markets of France, Italy, Spain, Benelux, United Kingdom, Germany, Portugal, Scandinavia, Austria and Switzerland, Converse has converted its independent distributors to operating units of the Company to better control the distribution of its products in these markets. These Converse operating units are responsible for the marketing and distribution of Converse-branded footwear, apparel and accessories to sporting goods, department, and specialty stores within these territories. The Company operates two retail outlet stores in England. Sales in Eastern Europe, the Middle East and Africa are made through independent importer/distributors.

  Sales of footwear in the Pacific region are made through independent importer/distributors, the largest of which is Moon-Star Chemical Corporation, which is the Company's exclusive distributor of footwear in Japan. Moon-Star contributes approximately 12% to the Company's total net sales worldwide. Sales of Converse-branded apparel and accessories in the Pacific region are made by over 20 licensees who generated approximately $270 million in wholesale sales in 1996. The Pacific region contributes the largest percentage of international licensee income. See "Licensing Agreements."

  The Latin America market which is supplied by nine footwear importer/distributors and four apparel licensees, continues to show strong growth potential.

LICENSING AGREEMENTS

  Converse utilizes licensees who manufacture or purchase and distribute sports apparel, accessories and selected footwear to provide consumers head-to-toe Converse-branded products globally. Converse has entered into 65 separate licensing agreements permitting the licensees to design and market specific products under the Converse brand name in specific markets. Under the terms of Converse's licensee arrangements, all products designed by licensees, as well as the related advertising, must be approved in advance by Converse. In addition, Converse has the right to monitor the quality of the licensed products on an ongoing basis.

  The following table details sales by Converse's licensees that produced royalties to Converse for the years indicated and Converse's resulting royalty income:

                                   FISCAL YEAR ENDED            THREE MONTHS ENDED
                         -------------------------------------- -------------------
                         DECEMBER 31, DECEMBER 30, DECEMBER 28, MARCH 30, MARCH 29,
                             1994         1995         1996       1996      1997
                         ------------ ------------ ------------ --------- ---------
                                           (DOLLARS IN THOUSANDS)
Total sales by
 licensees:
  Footwear..............   $ 90,449     $ 84,231     $101,117    $23,012   $31,874
  Apparel and accesso-
   ries.................    106,490      178,185      307,011     53,566    60,343
                           --------     --------     --------    -------   -------
  Total.................   $196,939     $262,416     $408,128    $76,578   $92,217
                           ========     ========     ========    =======   =======
Total royalty income:
  Footwear..............   $  7,653     $  7,046     $  7,944    $ 1,723   $ 2,508
  Apparel and accesso-
   ries.................      6,559       10,211       19,693      3,205     3,869
                           --------     --------     --------    -------   -------
  Total.................   $ 14,212     $ 17,257     $ 27,637    $ 4,928   $ 6,377
                           ========     ========     ========    =======   =======

  In Japan, Converse has agreements with 10 licensees to produce Converse-branded apparel, accessories and selected footwear for the Japanese market. These Japanese licensees accounted for approximately 54.6% of total worldwide royalty income in 1996. Licensees in Australia and Taiwan contributed 15.2% of total worldwide royalty income in 1996. Licensee income generated in the U.S. represented approximately 9.7% of total worldwide royalty income in 1996.

SOURCING AND MANUFACTURING

  The majority of the Company's footwear is sourced from various Far East factories. However, most of the Company's athleisure products are manufactured domestically.

 Sourcing

  In 1996, approximately 70% of all Converse footwear was sourced from a variety of Far East manufacturers on a per order basis. These manufacturers produce the Company's footwear according to the Company's own design specifications and quality standards. Sourcing is managed by the Company's corporate headquarters in the United States. In selecting subcontractors, Converse attempts to use manufacturers that specialize in the type of footwear being produced and to avoid overdependence on any particular supplier by having a sufficient diversity of sources. The Company utilizes one sourcing agent in Taiwan who assists the Company in selecting and overseeing third party contractors, ensuring quality, sourcing fabrics and monitoring quotas and other trade regulations. The Company's production staff and independent sourcing agent together oversee all aspects of manufacturing and production. Many of the manufacturers utilized by Converse are also used by the Company's competitors.

  Starting in 1995, the Company shifted a portion of its footwear production from Korea and Indonesia to China and other Pacific Rim countries to reduce costs while maintaining the Company's high product quality standards. In 1996, the Company purchased over 11.7 million pairs of shoes from 24 manufacturers located in China, Taiwan, Macau, Vietnam, Indonesia and the Philippines. While one manufacturer produces approximately 24% of the Company's products, the Company believes such manufacturer can be replaced, if necessary, subject to short-term supply disruptions.

 Manufacturing

  Converse is the largest manufacturer of athletic footwear in the United States, producing over 5.2 million pairs in 1996. Converse owns and operates manufacturing facilities in Lumberton, North Carolina and Reynosa, Mexico. During 1995, due to decreasing order volume, the Company closed its leased manufacturing facility in Mission, Texas and transferred all of its stitching operations to Reynosa, Mexico. During First Quarter 1997, due to increased demand for athleisure products, the Company reopened the Mission facility for cutting and limited production.

  The Company manufactures most of its athleisure footwear at the Company's approximately 350,000 square foot Lumberton facility. The Lumberton factory produces components and is responsible for the final assembly of the Company's athleisure footwear. All stitching is done at the Reynosa facility to capitalize on lower labor costs. The Lumberton facility presently operates at approximately 55% of capacity. The Company is evaluating alternative ways to best utilize this excess capacity.

  The domestic manufacturing of Converse's athleisure products has enabled the Company to go on EDI/Quick response with some of its major customers. Converse's ability to produce its best-selling athleisure models with significantly shorter lead-times than foreign-sourced products is a competitive advantage.

  The principal materials used in Converse's athleisure footwear products are canvas, linen and rubber. The Company purchases its raw materials from diverse suppliers. While one supplier accounts for approximately 20% of raw materials purchases, the Company believes such supplier can be replaced, if necessary, subject to short term supply disruptions.

RESEARCH AND DEVELOPMENT

  Converse is a leading innovator of new footwear technologies, an important factor in increasing sales to the Company's target customers. The Company spent $7.8 million, $8.6 million and $6.5 million on research and development in 1994, 1995 and 1996, respectively. Converse's state of the art biomechanics laboratory, located in a leased facility near the Company's headquarters, continually conducts research on new performance-enhancing technologies. The Company's biomechanical engineers are also involved in the design stages of athletic footwear to help develop new technologies and attributes to improve the function of shoes for specific sports. The Company maintains a full set of production equipment at its North Reading headquarters to develop prototypes, and to ensure that new products can be manufactured efficiently to Converse's specifications. In addition, Converse maintains a chemistry laboratory that develops and tests midsole and outsole compounds, adhesives and fabrics for use in its products.

  Many of Converse's basketball shoes use the patented REACT shock absorption technology. REACT gel is a polymer encapsulated in the midsoles of Converse basketball shoes in the heel and forefoot regions that attenuates shock as athletes run and jump and force pressure on their feet. Management believes that REACT technology attenuates shock better than the technologies of its competitors. Competitive athletes have reacted favorably to the comfort and performance of REACT technology.

BACKLOG

  At March 29, 1997, the Company's global backlog was $220.1 million, as compared to $149.3 million at March 30, 1996, an increase of 47.4%. The amount of backlog at a particular time is affected by a number of factors, including the scheduling of the introduction of new products and the timing of the manufacturing and shipping of the Company's products. Accordingly, a comparison of backlog as of two different dates is not necessarily meaningful.

COMPETITION

  The athletic footwear market is highly competitive. Industry participants compete with respect to fashion, price, quality, performance and durability. The athletic footwear industry in the United States can be broken down into several groups. Nike, with 1996 estimated U.S. footwear revenues exceeding $2.5 billion, controls over 30% of the U.S. athletic footwear market. Reebok, with 1996 estimated U.S. footwear revenues exceeding $1.2 billion, controls approximately 15% of the U.S. athletic footwear market. Each of these companies has full lines of product offerings, competes with Converse in the Far East for manufacturing sources, distributes to more than 10,000 outlets worldwide and spends substantially more on advertising and promotion than Converse. Fila

USA, Inc. has estimated U.S. footwear sales exceeding $500 million, and adidas, New Balance Athletic Shoe, Inc. and Stride Rite Corporation each have 1996 U.S. footwear revenues of between $200 million and $500 million. All of these companies also compete with Converse for access to foreign manufacturing facilities. In addition to these competitors, there are companies with U.S. revenues of under $200 million, including Airwalk, ASICS Tiger Corporation, British Knights, Inc., Etonic, Inc., Hyde Athletic Industries, Inc., K-Swiss, Inc., L.A. Gear, Inc. and Vans, Inc., among others. Some of these companies emphasize footwear in categories such as running, tennis or teamsports that are not produced by the Company. Worldwide footwear industry data is unavailable, but the largest companies worldwide are believed to be Nike, Reebok and adidas.

TRADEMARKS AND PATENTS

  Converse utilizes trademarks on virtually all of its footwear and licensed apparel. Converse's main trademarks are "Converse(R) All Star(R)", "Chuck Taylor(R)" and "REACT(R)" name and design and the "Converse All Star Chuck Taylor Patch" and "All Star and Design" logos. In addition to those main trademarks, from time to time Converse registers and/or uses other special trademarks for special product lines or products or features. Converse believes that these trademarks are important in identifying its products with the Converse brand image, and the trademarks are often incorporated prominently in product designs.

  The Company believes the Converse brand to be among its most important and valuable assets for its marketing, and generally seeks protection for its trademarks in most countries where significant existing or potential markets for its products exist. Converse takes vigorous action to defend its trademarks in any jurisdiction where infringement is threatened or has occurred or others have tried to register them. It is impossible to estimate the amount of counterfeiting involving Converse products or the effect such counterfeiting may have on Converse's revenue and brand image.

  Accordingly, the Company maintains and preserves its trademarks and the related registrations and aggressively protects such rights by taking appropriate legal action against infringement, counterfeiting and misuse. The Company is not aware of any material claim of infringement or other challenges to the Company's right to use any of its trademarks, tradenames, or patents.

  The Company has a variety of patents, including a number of U.S. and foreign patents and patent applications on its REACT(R) technology.

ENVIRONMENTAL MATTERS

  The Company's operations are subject to federal, state and local laws, regulations and ordinances relating to the operation and removal of underground storage tanks and the storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials, substances and wastes. The nature of the Company's operations expose it to the risk of claims with respect to environmental matters and there can be no assurance that material costs or liabilities will not be incurred in connection with such claims.

  Based on the Company's experience to date, the Company believes that its future cost of compliance with environmental laws, regulations and ordinances, or exposure to liability for environmental claims, will not have a material adverse effect on the Company's business, operations, financial position or liquidity. However, future events, such as changes in existing laws and regulations, or unknown contamination of sites owned or operated by the Company (including contamination caused by prior owners and operators of such sites) may give rise to additional compliance costs which could have a material adverse effect on the Company's financial condition.

EMPLOYEES

  As of December 28, 1996, Converse employed 2,249 individuals, of whom 1,220 were in manufacturing, and 1,029 were in sales, administration, development and distribution. Management believes its relationship with its employees to be good. Converse has not experienced any material work stoppages or strikes in recent years. The Reynosa, Mexico manufacturing workforce, representing approximately 17% of Converse's work force, is represented by a union.

LEGAL PROCEEDINGS

  In January 1997, a New York State Supreme Court jury ruled unanimously in favor of Converse and awarded damages against certain former owners of Apex in a lawsuit between Converse and such former owners. Following this jury award, the Company was able to settle substantially all claims with the former owners of Apex. As part of these settlements, the former owners delivered to Converse $10.2 million of subordinated notes (discounted to approximately $8.9 million) and warrants to purchase 1.75 million shares of Converse Common Stock at $11.40 per share (valued at the time of acquisition at approximately $3.5 million) and cancelled $5.4 million of other contractual obligations, all of which Converse issued in connection with its 1995 acquisition of Apex. In addition, one former owner made a cash payment to Converse of $2.0 million. As a result, the Company will save approximately $1.0 million in annual interest expense relating to these subordinated notes and there will be no stockholder dilution relating to the exercise of these warrants.

  In February 1997, the United States Bankruptcy Court confirmed a plan of liquidation in connection with the Apex bankruptcy. The plan confirmation process included settlements pursuant to which Converse made payments of approximately $4.5 million to the Apex estate and to certain creditors of Apex. Converse also relinquished its claims against Apex. The confirmed plan included an injunction which precludes Apex and its creditors from bringing or continuing any Apex-related claims against Converse.

  As a result of the litigation settlements and the bankruptcy plan confirmation discussed above, Converse recorded a net pretax gain of $13.1 million in First Quarter 1997. See Note 16 to the Company's December 28, 1996 Consolidated Financial Statements and Note 8 to the Company's March 29, 1997 Consolidated Financial Statements included herein.

                                  MANAGEMENT

DIRECTORS

  The directors of Converse are as follows:

NAME                   AGE                 PRINCIPAL OCCUPATION
----                   ---                 --------------------
Glenn N. Rupp.........  52 Chairman of the Board and Chief Executive Officer of
                           Converse
Donald J. Barr........  62 Retired; formerly Executive Vice President of Time
                           Inc.
Leon D. Black.........  45 Officer and Director of Apollo Capital Management,
                           Inc. and Lion Capital Management, Inc.
Julius W. Erving......  47 President, The Erving Group and Dr. J. Enterprises
Robert H. Falk........  58 Officer of Apollo Capital Management, Inc. and Lion
                           Capital Management, Inc.
Gilbert Ford..........  65 Consultant; formerly Chairman of the Board and Chief
                           Executive Officer of Converse
Michael S. Gross......  35 Officer of Apollo Capital Management, Inc. and Lion
                           Capital Management, Inc.
John J. Hannan........  44 Officer and Director of Apollo Capital Management,
                           Inc. and Lion Capital Management, Inc.
Joshua J. Harris......  32 Officer of Apollo Capital Management, Inc. and Lion
                           Capital Management, Inc.
John H. Kissick.......  55 Officer of Lion Capital Management, Inc. and advisor to Apollo Capital Management, Inc.
Richard B. Loynd......  69 Chairman of the Board of Furniture Brands
                           International, Inc. and formerly its Chief Executive
                           Officer
Michael D. Weiner.....  44 Officer of Apollo Capital Management, Inc. and Lion
                           Capital Management, Inc.

  MR. RUPP was elected Chairman of the Board and Chief Executive Officer by Converse's Board of Directors on April 11, 1996. From August 1994 to April 1996, Mr. Rupp was the Acting Chairman of McKenzie Sports Products, Inc. and a Strategic Planning Advisor for CRC Industries, Inc. Mr. Rupp was President and Chief Executive Officer of Simmons Upholstered Furniture Inc. ("Simmons") from August 1991 until May 1994. Prior to 1991, Mr. Rupp held various positions with Wilson Sporting Goods Co., including President and Chief Executive Officer from 1987 to 1991. Mr. Rupp is also a director of Consolidated Papers, Inc. In July 1994, a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code was filed on behalf of Simmons.

  MR. BARR was elected a director of Converse on December 15, 1994. From October 1990 until his retirement in October 1996, Mr. Barr served as an Executive Vice President of Time Inc. Prior to 1990 Mr. Barr was the publisher of Sports Illustrated from 1985 to 1990 and Vice President of Time Inc. from 1987 to 1990. Mr. Barr was an employee of Time Inc. for 39 years.

  MR. BLACK has been a director of Converse since August 1994. Mr. Black is one of the founding principals of Apollo Advisors, L.P. ("Apollo Advisors"), which acts as general partner of Apollo and other private securities investment funds, of Lion, which acts as financial advisor to and representative for certain institutional investors with respect to securities investments, and of Apollo Real Estate Advisors, L.P. ("Apollo Real Estate Advisors"), which acts as general partner of Apollo Real Estate Investment Fund, L.P., a private real estate oriented investment fund. Mr. Black has been director and officer of Apollo Capital Management, Inc. ("Apollo Capital") and Lion Capital Management, Inc. ("Lion Capital") since 1990 and of Apollo Real Estate Management, Inc. ("Apollo Real Estate") since 1993. Apollo Capital is the general partner of Apollo Advisors; Lion Capital is the general partner of Lion Advisors; and Apollo Real Estate is the managing general partner of Apollo Real Estate Advisors. Mr. Black also serves as a director of Big Flower Press, Inc., Culligan Water Technologies, Inc., Furniture Brands International, Inc., Samsonite Corporation, Telemundo Group, Inc. and Vail Resorts, Inc.

  MR. ERVING was elected a director of Converse in November 1994. Since 1979 Mr. Erving has been the President of The Erving Group and Dr. J. Enterprises. Mr. Erving is also a part owner of Philadelphia Coca-Cola Bottling Company and Television Station WKBW, Buffalo, New York. Mr. Erving also serves as an analyst for professional basketball for NBC Sports. He was a member of the Philadelphia 76'ers basketball team until April 1987 and has been an endorser of Converse's products since 1975. Mr. Erving is also a director of CoreStates Bank, N.A. and Philadelphia Coca-Cola Bottling Company.

  MR. FALK has been a director of Converse since August 1994. Mr. Falk has been an officer of Apollo Capital and Lion Capital since 1992. Prior thereto, Mr. Falk was a partner in the law firm of Skadden, Arps, Slate, Meagher & Flom. Mr. Falk is also a director of Culligan Water Technologies, Inc., Florsheim Group Inc. and Samsonite Corporation.

  MR. FORD has been a director of Converse since 1987. Mr. Ford served as Chief Executive Officer of Converse from October 1986 to April 1996 and as Chairman of the Board from September 1994 to April 1996. Mr. Ford served as Converse's Vice Chairman from April 1996 until his retirement in December 1996. Previously, Mr. Ford held various positions within Converse, including President from 1986 to 1994, Executive Vice President from 1981 to 1986, Vice President of Sales and Marketing from 1976 to 1981, Vice President of Sales from 1972 to 1976 and National Sales Manager from 1969 to 1972. Mr. Ford was an employee of Converse for over 34 years.

  MR. GROSS has been a director of Converse since 1992. Mr. Gross is one of the founding principals of Apollo Advisors and Lion Advisors and has served as an officer of Apollo Capital and Lion Capital since 1990. Mr. Gross is a director of Florsheim Group Inc., Furniture Brands International, Inc., Proffitt's Inc. and Urohealth, Inc.

  MR. HANNAN has been a director of Converse since August 1994. Mr. Hannan is one of the founding principals of Apollo Advisors, Lion Advisors and Apollo Real Estate Advisors and has served as an officer and director of Apollo Capital and Lion Capital since 1990 and of Apollo Real Estate since 1993. Mr. Hannan is a director of Aris Industries, Inc., Florsheim Group Inc., Furniture Brands International, Inc. and United Auto Group, Inc.

  MR. HARRIS has been a director of Converse since 1992. Mr. Harris is an officer of Apollo Capital and Lion Capital, having been associated with them since 1990. Mr. Harris is a director of Florsheim Group Inc. and Furniture Brands International, Inc.

  MR. KISSICK has been a director of Converse since August 1994. Mr. Kissick is one of the founding principals of Apollo Advisors and Lion Advisors and has served as an officer of Lion Capital and a consultant to Apollo Capital since 1991. Mr. Kissick is also a director of Continental Graphics Holdings, Inc., Florsheim Group Inc., Food 4 Less Holdings, Inc. and Furniture Brands International, Inc.

  MR. LOYND has been a director of Converse since 1982. Mr. Loynd was Chief Executive Officer of Furniture Brands International, Inc. from 1989 to October 1, 1996 and continues as Chairman of the Board. Mr. Loynd was also Chairman of the Board of Converse from 1982 to August 1994. Mr. Loynd is also a director of Emerson Electric Co. and Florsheim Group Inc.

  MR. WEINER has been a director of Converse since 1996. Mr. Weiner has been an officer of Apollo Capital and Lion Capital since 1992 and of Apollo Real Estate since 1993. Prior to 1992, Mr. Weiner was a partner in the law firm of Morgan, Lewis & Bockius LLP. Mr. Weiner is also a director of Applause, Inc., Capital Apartment Properties, Inc., Continental Graphics Holdings, Inc., Florsheim Group Inc. and Furniture Brands International, Inc.

EXECUTIVE OFFICERS

  The executive officers of Converse are as follows:

NAME                    AGE                       POSITION
----                    ---                       --------
Glenn N. Rupp.........   52 Chairman of the Board and Chief Executive Officer
Donald J. Camacho.....   46 Senior Vice President and Chief Financial Officer
Edward C. Frederick...   50 Senior Vice President, Research and Development
Jack A. Green.........   51 Senior Vice President, General Counsel and Secretary
Thomas L. Nelson......   42 Senior Vice President, Sales/North America
Herbert R. Rothstein..   55 Senior Vice President, Production
Ronald J. Ryan........   55 Senior Vice President, Operations
James E. Solomon......   41 Senior Vice President, Marketing
Alistair M. Thorburn..   39 Senior Vice President, International
James E. Lawlor.......   43 Vice President, Finance and Treasurer

  MR. RUPP'S biography appears under "Directors."

  MR. CAMACHO has served as Senior Vice President and Chief Financial Officer since September 1994. Previously, Mr. Camacho held the positions of Vice President and Controller from 1992 to 1994, Controller from 1984 to 1992, Assistant Controller from 1980 to 1984, and several other positions of increasing responsibility since 1974.

  DR. FREDERICK has served as Senior Vice President, Research and Development since April 1997. From February 1996 to April 1997, Dr. Frederick was a consultant to Converse through his wholly-owned consulting company, Exeter Research, Inc. ("Exeter") and held the title of Chief Product Executive of Converse. Dr. Frederick has been the President of Exeter since 1987. Since 1995, Dr. Frederick has also served as an Adjunct Professor in the Department of Exercise Sciences, School of Public Health and Health Sciences, University of Massachusetts. Dr. Frederick worked as a consultant for adidas, AG in the fields of development, design and technology from 1991 to 1996. Previously, Dr. Frederick worked as the Director of Research for Nike from 1980 to 1986 and as a design consultant for Nike from 1978 to 1980 and from 1986 to 1990.

  MR. GREEN has served as Senior Vice President and General Counsel and Secretary since August 1985, having joined the Company as Vice President Legal in 1983.

  MR. NELSON joined Converse as Senior Vice President, Sales/North America on March 13, 1995. Before joining Converse, Mr. Nelson worked for The Rockport Company, a subsidiary of Reebok International Ltd., where he served as Senior Vice President of Sales/Operations from 1992 to 1995. Prior to that, Mr. Nelson worked for G.H. Bass & Company from 1983 to 1992 where he held several sales-related positions before being promoted to Senior Vice President of Sales in 1990.

  MR. ROTHSTEIN has served as Senior Vice President, Production since January 1996. Previously, Mr. Rothstein was Senior Vice President Sourcing from 1992 to 1996, Senior Vice President of Materials

Management and Manufacturing from 1991 to 1992 and Vice President of Materials Management from 1988 to 1991. Before joining Converse, Mr. Rothstein held several senior management positions with Reebok International Ltd. from 1985 to 1988, Morse Shoe Inc. from 1973 to 1985, BGS Shoe Corporation from 1969 to 1972 and Signet from 1964 to 1969.

  MR. RYAN has served as Senior Vice President, Operations since September 1994. Previously, Mr. Ryan held the position of Senior Vice President of Finance and Operations since May 1994, having joined the Company as Senior Vice President of Finance and Administration from 1990 to 1994. Prior thereto, Mr. Ryan served as Vice President of Finance and Business Planning for the Europe, Middle East and Africa divisions of the Bristol-Myers Squibb Company from 1984 to 1990.

  MR. SOLOMON has served as Senior Vice President, Marketing since October 1996. Previously, Mr. Solomon worked for Lenox Inc. from August 1990 to September 1996 in a number of senior positions, including president and chief operating officer of the Dansk International Design division from May 1994 to September 1996 and Gorham, Kirk-Stieff, Dansk division from July 1991 to May 1994. He also has experience in the athletic footwear industry, having served as Executive Vice President of Kangaroos USA from 1989 to 1990, Vice President, Marketing of Avia Athletic Footwear from 1985 to 1988, and Group Product Manager, New Balance Athletic Shoes from 1981 to 1983.

  MR. THORBURN has served as Senior Vice President, International since December 1993. Prior to joining the Company, Mr. Thorburn was Vice President Europe/Asia Pacific for the Wilson Sporting Goods Co., Ltd. from 1987 to 1993.

  MR. LAWLOR has served as Vice President, Finance of Converse since June 1995. Previously, Mr. Lawlor held the positions of Vice President and Treasurer from September 1994 to June 1995, Treasurer from 1984 to 1994 and other positions of increasing responsibility since 1975.

                             CERTAIN TRANSACTIONS

CONSULTING AGREEMENT

  The Company is a party to a consulting agreement (the "Consulting Agreement") with Apollo Advisors pursuant to which Apollo Advisors provides corporate advisory, financial and other consulting services to the Company. Fees under the Consulting Agreement are payable at an annual rate of $500,000, plus out-of-pocket expenses. The Consulting Agreement is for a term currently expiring on December 31, 1997 and is automatically renewable for successive one-year terms unless terminated by independent members of the Board of Directors.

REGISTRATION RIGHTS AGREEMENT

  Converse has granted registration rights to the Apollo Stockholders with respect to their shares of Common Stock. The Apollo Stockholders can require Converse to file registration statements and to include the Apollo Stockholders' shares in registration statements otherwise filed by Converse. Costs and expenses of preparing such registration statements are required to be paid by Converse.

CREDIT SUPPORT

  In November 1995, Apollo caused a standby letter of credit for the account of Apollo in the amount of $25 million to be provided to the Banks under Converse's Credit Facility, which had the effect of allowing Converse to borrow an additional $25 million above its borrowing base. This letter of credit was subsequently extended through June 30, 1997, and Apollo has agreed to cause it to be further extended to November 17, 1997, if required. In consideration of the foregoing, Apollo received a fee from the Company equal to 3% of the face amount of the letter of credit and a subsequent fee of $100,000 upon extension of the letter of credit.

ENDORSEMENT CONTRACT

  Mr. Erving has a contract with Converse whereby he has agreed to perform certain services. The agreement provides for Mr. Erving's endorsement of the Company's footwear and activewear, the right to use his name and likeness to advertise the Company's products, promotional appearances, advertising production and product development consulting. The agreement provides for an annual fee of $162,500 from October 1, 1995 through September 30, 1996 and $200,000 from October 1, 1996 through September 30, 1997 and beyond and expires on September 30, 2000. Mr. Erving is also entitled to receive a royalty of (i) 1% of the net sales for the first 500,000 pairs of the Dr. J 2000 shoe and 1.5% of net sales for all pairs of the Dr. J 2000 shoe sold in excess of 500,000, (ii) 1.5% of the net sales of apparel items which bear Mr. Erving's name or are designed to coordinate with shoes bearing Mr. Erving's name and (iii) 1% of the net sales of any shoes other than the Dr. J. 2000 which bear Mr. Erving's name or for which Mr. Erving is the Company's primary designated endorser. The agreement provides for a minimum royalty of $145,000 to be paid to Mr. Erving for all shoe and apparel net sales in 1997. Mr. Erving earned a total of $215,336 under this agreement in 1996.

CONSULTING AGREEMENT

  Converse entered into a consulting agreement in February 1996 with Exeter whereby Exeter provides certain services to Converse in the fields of research and development and product design. Converse entered into an additional consulting agreement with Exeter in May 1996 to provide additional product development services. Exeter is owned by Edward C. Frederick, who was hired as the Company's Senior Vice President, Research and Development in April 1997. The consulting agreements with Exeter provide for an aggregate fee of $290,000 per year plus expenses. One of the consulting agreements, the fee for which was $200,000 per year, was terminated in April 1997 when Dr. Frederick was hired as an officer of the Company. The remaining consulting agreement relates to consulting services provided by employees of Exeter other than Dr. Frederick. Exeter was paid a total of $238,679 under these two agreements during 1996.

TAX REFUND TRANSACTION

  In connection with the Distribution, Converse and Furniture Brands entered into a Tax Sharing Agreement (the "Tax Sharing Agreement") providing, among other things, for an equal allocation between Furniture Brands and Converse of benefits derived from a carryback of federal and state tax liabilities to periods prior to completion of the Distribution. On February 21, 1996, Converse and Furniture Brands executed an amendment to the Tax Sharing Agreement under which Converse agreed to carry back federal income tax operating losses for the years ended December 30, 1995 and December 28, 1996 to one or more Pre-Distribution tax periods. The amendment applies to the first $41 million of tax operating losses generated, which approximates the taxable income available in the carryback period. For the year ended December 30, 1995, tax operating losses of approximately $31 million were carried back generating a tax refund of approximately $10.8 million. In accordance with the Tax Sharing Agreement, as amended, Furniture Brands paid Converse $8 million on February 29, 1996 and in return Furniture Brands became entitled to the full amount of the tax refund. Furniture Brands is also entitled to any tax refunds resulting from the first $10 million of tax operating losses for the year ended December 28, 1996. Furniture Brands is not entitled to any refund of the $8 million payment in the event the ultimate tax refund it receives from the Internal Revenue Service is less than anticipated.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth certain information as of April 25, 1997 regarding the beneficial ownership of shares of Converse Common Stock by (i) each person known by Converse to beneficially own more than 5% of the outstanding shares of Converse Common Stock, (ii) each of the executive officers and directors of Converse and (iii) the directors and executive officers of Converse as a group.

                                                       NUMBER OF    PERCENT OF
                                                         SHARES    COMMON STOCK
                                                      BENEFICIALLY BENEFICIALLY
                                                         OWNED        OWNED
                                                      ------------ ------------
Apollo Investment Fund, L.P.
 and
Lion Advisors, L.P
 Two Manhattanville Road
 Purchase, New York 10577 (1).......................   11,230,365      65.1%
Glenn N. Rupp (2)...................................      105,000        *
Donald J. Camacho (2)...............................       34,500        *
Edward C. Frederick (2).............................       20,000        *
Jack A. Green (2)...................................       17,000        *
James E. Lawlor (2).................................       20,250        *
Thomas L. Nelson (2)................................       14,000        *
Herbert R. Rothstein (2)............................        4,000        *
Ronald J. Ryan (2)..................................       28,250        *
James E. Solomon (2)................................            0        *
Alistair M. Thorburn (2)............................       32,250        *
Donald J. Barr (2)..................................        7,500        *
Leon D. Black (1)(3)................................   11,230,365      65.1
Julius W. Erving (2)................................        5,000        *
Robert H. Falk (1)(3)...............................   11,230,365      65.1
Gilbert Ford........................................       10,000        *
Michael S. Gross (1)(3).............................   11,230,365      65.1
John J. Hannan (1)(3)...............................   11,230,365      65.1
Joshua J. Harris (1)(3).............................   11,230,365      65.1
John H. Kissick (1)(3)..............................   11,230,365      65.1
Richard B. Loynd (2)................................       42,166        *
Michael D. Weiner (1)(3)............................   11,230,365      65.1
Directors and executive officers of the Company as a
 group (21 persons) (1)(3)..........................   11,570,281      72.6

--------
 * Indicates less than 1%.
(1) Includes 5,616,306 shares beneficially owned by Apollo and 5,614,059 shares beneficially owned by Lion. Apollo Capital and Lion Capital, as the general partners of Apollo Advisors and Lion, respectively, are the entities having dispositive power and voting control over shares beneficially owned by Apollo and Lion. Messrs. Black and Hannan are directors, officers and the principal stockholders of Apollo Capital and Lion Capital.
(2) Shares beneficially owned represent options to purchase Converse Common Stock that are exercisable within 60 days, except for shares held of record by the following: Mr. Rupp 5,000 shares, Mr. Camacho 2,500 shares, Mr. Lawlor 5,000 shares, Mr. Ryan 2,000 shares, Mr. Barr 2,500 shares and Mr. Loynd 37,166 shares.
(3) Messrs. Black and Hannan are directors, officers and the principal stockholders of Apollo Capital and Lion Capital. Messrs. Falk, Gross, Harris and Weiner are officers of Apollo Capital and Lion Capital. Mr. Kissick is an officer of Lion Capital and a consultant to Apollo Capital. Each such director disclaims beneficial ownership of, and a personal pecuniary interest in, the shares beneficially owned by Apollo and Lion.

                             DESCRIPTION OF NOTES

  The Notes will be issued under an indenture dated as of         , 1997 (the
"Indenture") between the Company and First Union National Bank, as trustee (the "Trustee"). The following summaries of certain provisions of the Indenture and the Notes do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definition therein of certain terms. Whenever defined terms of the Indenture are referred to, such defined terms are incorporated herein by reference. A copy of the proposed form of Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

GENERAL

  The Notes will be unsecured, subordinated obligations of the Company, will be limited to $69,000,000 in aggregate principal amount (including the Notes issuable under the Underwriters' over-allotment option) and will mature on
          , 2004. The Notes will bear interest at the rate per annum shown on the front cover of this Prospectus from the date of original issuance of Notes pursuant to the Indenture, or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually on
         and           of each year, commencing            , 1997, to the
person in whose name the Note (or any predecessor Note) is registered at the
close of business on the preceding          or          , as the case may be
(whether or not a Business Day). Interest on the Notes will be paid on the basis of a 360-day year of twelve 30-day months.

  Principal of and premium, if any, and interest on the Notes will be payable and the conversion and transfer of Notes may be registered at the office of the Trustee in New York, New York. In addition, payment of interest may be made at the option of the Company by check mailed to the address of the persons entitled thereto as it appears in the Register for the Notes on the Regular Record Date for such interest.

  The Notes will be issued only in registered form, without coupons and in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge and any other expenses (including the fees and expenses of the Trustee) payable in connection therewith. The Company is not required (i) to issue or register the transfer or exchange of any Notes during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption and ending at the close of business on the day of such mailing,
(ii) to register the transfer of or exchange of any Note selected for redemption in whole or in part, except the unredeemed portion of Notes being redeemed in part or (iii) to register the transfer or exchange of any Notes surrendered for conversion or repurchase upon the occurrence of a Change of Control.

  All monies paid by the Company to the Trustee or any Paying Agent for the payment of principal of and premium and interest on any Note which remain unclaimed for two years after such principal, premium or interest become due and payable may be repaid to the Company. Thereafter, the holder of such Note may, as an unsecured general creditor, look only to the Company for payment thereof.

CONVERSION RIGHTS

  The Notes will be convertible, in whole or from time to time in part (in denominations of $1,000 or integral multiples thereof), into shares of Common Stock of the Company at any time prior to redemption or final maturity on
             , 2004 at the conversion price set forth on the cover page of this Prospectus, adjusted as described in the following paragraphs, except that if a Note or portion thereof is earlier called for redemption, the conversion right with respect thereto will terminate at the close of business on the business day prior to the date fixed for redemption and will be lost if not exercised prior to that time, unless the Company shall default in payment of the redemption price.

  Fractional shares of Common Stock will not be delivered upon conversion, but a cash adjustment will be paid in respect of such fractional interests based on the current market price of the Company's Common Stock.

  The initial conversion price is subject to adjustment upon certain events, including (i) the issuance of Common Stock as a dividend or distribution on capital stock, including the Common Stock; (ii) a combination, subdivision or reclassification of Common Stock; (iii) the issuance to all holders of Common Stock of rights, warrants or options entitling them to subscribe for or purchase Common Stock (or securities convertible into Common Stock) at less than the Current Market Price; provided, however, that in the case of certain rights, warrants or options that are not exercisable until the occurrence of a specified event or events, the conversion price will not be adjusted until the occurrence of the earliest such specified event; (iv) the distribution to all holders of Common Stock of capital stock (other than Common Stock), evidences of indebtedness of the Company, assets (excluding regular periodic cash dividends paid from surplus), or rights, warrants or options to subscribe for or purchase securities of the Company (excluding the dividends, distributions, rights and warrants mentioned above); (v) a distribution consisting exclusively of cash (excluding any cash distributions referred to in (iv) above or made in connection with a merger or similar transaction) to all holders of Common Stock in an aggregate amount that, together with (A) all other cash distributions (excluding any cash distributions referred to in (iv) above) made within the 12 months preceding such distribution and (B) any cash and the fair market value of other consideration payable in respect of any previous tender offer by the Company or a Subsidiary (as defined in the Indenture) for the Company's Common Stock consummated within the 12 months preceding such distribution, exceeds 10% of the Company's market capitalization (being the Current Market Price times the number of shares of Common Stock then outstanding) on the date fixed for determining the stockholders entitled to such distribution; (vi) the completion of a tender offer made by the Company or any Subsidiary for the Company's Common Stock involving an aggregate consideration that, together with (X) any cash and the fair market value of any other consideration paid or payable in respect of any previous tender offer by the Company or a Subsidiary for the Company's Common Stock consummated within the 12 months preceding the consummation of such tender offer and (Y) the aggregate amount of all cash distributions (excluding any cash distributions referred to in (iv) above) to all holders of Common Stock within the 12 months preceding the consummation of such tender offer exceeds 10% of the Company's market capitalization on the date of consummation of such tender offer; and (vii) issuances of Common Stock to an Affiliate (as defined in the Indenture) for a net consideration per share less than the Current Market Price (other than issuances of Common Stock under certain benefit plans of the Company).

  The Company will be permitted to make such reductions in the conversion price as it determines to be advisable in order that any stock dividend, subdivision of shares, distribution of rights to purchase stock or securities or distribution of securities convertible into or exchangeable for stock made by the Company to its stockholders will not be taxable to the recipients.

  Except as stated above, the conversion price will not be adjusted for the issuance of Common Stock, or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing, in exchange for cash, property or services.

  If at any time (a) the Company makes a distribution of property to its stockholders or purchases Common Stock in a tender offer and such distribution or purchase would be taxable to such stockholders as a dividend for federal income tax purposes (e.g., distributions of evidences of indebtedness or assets of the Company but generally not stock dividends or rights to subscribe for capital stock) and, pursuant to the antidilution provisions of the Indenture, the conversion price of the Notes is reduced or (b) the conversion price is reduced at the discretion of the Company, such reduction may be deemed to be the receipt of taxable income by holders of the Notes. Holders of Notes therefore could have taxable income as a result of an event in which they receive no cash or property. See "Certain United States Federal Tax Consequences--Adjustment of Conversion Price."

  Subject to any applicable right of the holders to cause the Company to repurchase their Notes upon a Change of Control (as defined below), in the case of certain consolidations, mergers or statutory exchanges of securities with another corporation to which the Company is a party, or the sale or conveyance of the Company's assets substantially as an entirety, there will be no adjustment to the conversion price, but each holder will have the right, at the holder's option, to convert all or any portion of such holder's Notes into the kind and amount of securities, cash or other property receivable upon the consolidation, merger, statutory exchange or transfer by a holder of the number of shares of Common Stock into which such Note might have been converted immediately prior to such consolidation, merger, statutory exchange or transfer (assuming such holder failed to exercise any rights of election and received per share the kind and amount of consideration received per share by a plurality of non-electing shares). In the case of a cash merger of the Company into another corporation or any other cash transaction of the type mentioned above, the effect of these provisions would be that thereafter the Notes would be convertible at the conversion price in effect at such time into the same amount of cash per share into which the Notes would have been convertible had the Notes been converted into Common Stock immediately prior to the effective date of such cash merger or transaction. Depending upon the terms of such cash merger or transaction, the aggregate amount of cash into which the Notes would be converted could be more or less than the principal amount of the Notes.

  Notes surrendered for conversion after the close of business on a record date for payment of interest and before the close of business on the next succeeding interest payment date (unless there exists a default in the payment of interest on such Notes or such Notes have been called for redemption) must be accompanied by payment of an amount equal to the interest thereon that is to be paid on such interest payment date. Subject to the foregoing, no payments or adjustments will be made upon conversion on account of accrued interest on the Notes or for any dividends or distributions on any shares of Common Stock delivered upon such conversion. No adjustment of the conversion price will be required to be made in any case until cumulative adjustments amount to at least 1% of the conversion price, as last adjusted. Any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment.

SUBORDINATION

  The payment of the principal of and premium, if any, and interest on the Notes, including purchase at the option of a holder upon the occurrence of a Change of Control, is subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness of the Company. Senior Indebtedness is defined as (a) the principal of, premium, if any, and accrued and unpaid interest on (i) indebtedness of the Company for money borrowed, whether outstanding on the date of execution of the Indenture or thereafter created, incurred or assumed, (ii) guarantees by the Company of indebtedness for money borrowed by any other person, or reimbursement obligations under letters of credit, in either case, whether outstanding on the date of execution of the Indenture or thereafter created, incurred or assumed, (iii) indebtedness evidenced by notes (other than the Notes), debentures, bonds or other instruments of indebtedness for the payment of which the Company is responsible or liable, by guarantees or otherwise, whether outstanding on the date of execution of the Indenture or thereafter created, incurred or assumed, (iv) obligations of the Company under interest rate and currency swaps, caps, floors, collars or similar agreements or arrangements intended to protect the Company against fluctuations in interest or currency rates, whether outstanding on the date of execution of the Indenture or thereafter created, incurred or assumed, and (v) obligations of the Company under any agreement to lease, or any lease of, any real or personal property, which obligations, whether outstanding on the date of execution of the Indenture or thereafter created, incurred or assumed, are required to be capitalized on the books of the Company in accordance with generally accepted accounting principles, or guarantees by the Company of similar obligations of others, and (b) modifications, renewals, extensions and refundings of any such indebtedness, obligations or guarantees; unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such indebtedness, obligations or guarantees, or such modification, renewal, extension or refunding thereof, is not superior in right of payment to the Notes; provided, however, that Senior Indebtedness will not be deemed to include, and the Notes will rank pari passu in right of payment with, any obligation of the Company to any of its Subsidiaries.

  In the event of (a) any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relative to the Company or to its creditors, as such, or to its assets or (b) any liquidation, dissolution or other winding-up of the Company, whether total or partial, whether voluntary or involuntary and whether involving insolvency or bankruptcy, or (c) any assignment for the benefit of creditors or any other marshaling of assets and liabilities of the Company, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due thereon or in respect thereof before the holders of the Notes are entitled to receive any payment on account of the principal of, or premium, if any, or interest on the Notes (other than payment (a "Permitted Payment") consisting solely of shares of stock, securities or indebtedness subordinated at least to the extent of the Notes provided by a plan of reorganization or adjustment that does not adversely alter the rights of holders of Senior Indebtedness). Following the occurrence of any of the events described above, if the Trustee or any holder of the Notes receives any payment or distribution of assets of the Company of any kind or character before all Senior Indebtedness is paid in full, then such payment or distribution (other than a Permitted Payment) will be required to be paid over or delivered to the trustee in bankruptcy, receiver, liquidating trustee, custodian, assignee, agent or other person making payment or distribution of the assets of the Company for application to the payment of all amounts payable on or in respect of Senior Indebtedness remaining unpaid, to the extent necessary to pay such amounts in full after giving effect to any concurrent payment or distribution to or for the holders of Senior Indebtedness.

  The Indenture also provides that in the event there shall have occurred and be continuing (i) any default in the payment when due of principal of, premium, if any, or interest on any Senior Indebtedness or (ii) any other event of default with respect to any Senior Indebtedness, then no payment shall be made by the Company on account of the principal of, premium, if any, or interest on the Notes or on account of the purchase or redemption or other acquisition of the Notes (x) in the case of any event of default described in clause (i) above, unless and until the Senior Indebtedness to which such default relates is discharged or such event of default shall have been cured or waived or shall have ceased to exist or the holders of such Senior Indebtedness or their agents shall have waived the benefits of this provision, and (y) in the case of any event of default specified in clause (ii) above, from the date the Company or the Trustee receives written notice of such default (a "Senior Default Notice") from the agent for the lenders under the Credit Facility or the New Credit Facility or any replacement thereof or from the holders of at least 25% in principal amount of any other kind or category of Senior Indebtedness to which such default relates or any representative of such holders until the earlier of (A) 180 days after such date or (B) the date, if any, on which the Senior Indebtedness to which such default relates is discharged or such default shall have been cured or waived or shall have ceased to exist or the holders of such Senior Indebtedness or their agents shall have waived the benefits of this provision; provided, however, that not more than one Senior Default Notice is permitted to be given during any period of 360 consecutive days, regardless of the number of defaults with respect to Senior Indebtedness during such 360-day period. Subject to the payment in full of all Senior Indebtedness, the holders of the Notes will be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of assets of the Company applicable to Senior Indebtedness until the Notes are paid in full.

  Notwithstanding anything in the Indenture to the contrary, neither the Trustee nor any holder of Notes may exercise any right either may have to accelerate the maturity of the Notes at any time when payment of any amount owing on the Notes is prohibited, in whole or in part, as described in the preceding paragraphs; provided, however, that such right may nevertheless be so exercised upon the earliest of the acceleration of the maturity of any Senior Indebtedness, the exercise by any holder of Senior Indebtedness of any remedies available to such holder upon a default or event of default with respect to such Senior Indebtedness or the occurrence of an Event of Default relating to certain events of bankruptcy, insolvency or reorganization.

  By reason of the subordination of the Notes, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the holders of the Notes. In addition, the right of the Company, and, therefore, the right of creditors of the Company (including Noteholders), to participate in any distribution of assets of any subsidiary of the Company upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of the Company itself as a creditor of the subsidiary may be recognized.

  The Indenture will not limit the amount of other indebtedness or securities that may be issued by the Company or any of its subsidiaries.

OPTIONAL REDEMPTION

  The Notes may not be redeemed by the Company prior to             , 2000.
Thereafter, the Notes may be redeemed at the option of the Company, in whole or in part, at any time and from time to time, upon not less than 15 nor more than 60 days notice by mail at the applicable redemption prices (expressed in percentages of principal amount) set forth below.

  If redeemed during the twelve-month period beginning      in the year
indicated (     in the case of the year 2000), the redemption price shall be:

             YEAR                     REDEMPTION PRICE
             ----                     ----------------
             2000....................
             2001....................
             2002....................
             2003....................

together with interest accrued and unpaid thereon to the date fixed for redemption. If all accrued and payable interest on the Notes has not been paid, the Notes may not be redeemed in part and the Company may not purchase or acquire any Notes otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of the Notes.

  If less than all the Notes are to be redeemed, the Trustee will select those to be redeemed by lot or such other method as the Trustee in its discretion shall deem appropriate and fair. Notice of redemption will be given to holders of the Notes to be redeemed by first class mail at their last address appearing on the Register for the Notes.

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Company will not consolidate with or merge into any other person or convey, transfer or lease its properties and assets substantially as an entirety to any person, and the Company will not permit any person to consolidate with or merge into the Company unless (a) if applicable, the person formed by such consolidation or into which the Company is merged or the person or corporation which acquires the properties and assets of the Company substantially as an entirety is a corporation, partnership or trust organized and validly existing under the laws of the United States or any state thereof or the District of Columbia and expressly assumes payment of the principal of and premium, if any, and interest on the Notes and performance and observance of each obligation of the Company under the Indenture, (b) after consummating such consolidation, merger, transfer or lease, no Event of Default or event which, after notice or lapse of time or both, would become an Event of Default will occur and be continuing, (c) such consolidation, merger, conveyance, transfer or lease does not adversely affect the validity or enforceability of the Notes and (d) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease complies with the provisions of the Indenture.

REPURCHASE OF NOTES AT THE OPTION OF THE HOLDER UPON A CHANGE OF CONTROL

  In the event of a Change of Control, each holder of Notes will have the right, at the holder's option, subject to the terms and conditions of the Indenture, to require the Company to repurchase all or any part (provided that the principal amount must be $1,000 or an integral multiple thereof) of the holder's Notes on the date that is 40 business days after the occurrence of such Change of Control (the "Repurchase Date") for a repurchase price equal to 100% of the principal amount thereof, plus interest accrued and unpaid thereon to the Repurchase Date.

  Within 20 business days after the occurrence of the Change of Control, the Company shall mail to the Trustee and to each holder (and to beneficial owners as required by law) a notice of the occurrence of the Change of Control, setting forth, among other things, the terms and conditions of, and the procedures required for exercise of, the holder's right to require the repurchase of such holder's Notes.

  To exercise the repurchase right, a holder must deliver written notice of such exercise to the Trustee prior to the close of business on the Repurchase Date, specifying the Notes with respect to which the right of repurchase is being exercised. Such notice of exercise may be withdrawn by the holder by a written notice of withdrawal delivered to the Trustee at any time prior to the close of business on the Repurchase Date.

  Under the Indenture, a "Change of Control" is deemed to have occurred at such time as (i) there shall be consummated a sale of all or substantially all of the Company's assets as an entirety, (ii) any Acquiring Person has become such Person or (iii) there shall be consummated any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation (other than a consolidation or merger with a wholly owned subsidiary of the Company in which all shares of Common Stock outstanding immediately prior to the effectiveness thereof are changed into or exchanged for the same consideration) or pursuant to which the Common Stock would be converted into cash, securities or other property, in each case, other than a consolidation or merger in which the holders of Common Stock immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of common stock of the continuing or surviving corporation immediately after the consolidation or merger; provided, however, that a Change of Control shall not be deemed to have occurred if the last sale price of the Common Stock for any five trading days during the ten trading days immediately preceding the Change of Control is at least equal to 105% of the conversion price in effect immediately preceding the time of such Change of Control.

  "Acquiring Person" means any person or group (as defined in Section 13(d)(3) of the Exchange Act) who or which, together with all affiliates and associates (as defined in Rule 12b-2 under the Exchange Act), becomes the beneficial owner of shares of Common Stock or other voting securities of the Company having more than 50% of the total number of votes that may be cast for the election of directors of the Company; provided, however, that an Acquiring Person shall not include (w) the Apollo Stockholders and their affiliates, (x) the Company, (y) any Subsidiary of the Company or (z) any current or future employee benefit plan of the Company or any Subsidiary of the Company or any entity holding Common Stock of the Company for or pursuant to the terms of any such plan. Notwithstanding the foregoing, no person shall become an Acquiring Person as the result of an acquisition of Common Stock by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to more than 50% of the Common Stock of the Company then outstanding; provided, however, that if a Person shall become the beneficial owner of 50% or more of the Common Stock of the Company then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, become the beneficial owner of any additional shares of Common Stock of the Company, then such Person shall be deemed to be an Acquiring Person.

  The Company will comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable, and will file Schedule 13E-4 or any other schedule required thereunder in connection with any offer by the Company to repurchase Notes at the option of the holders upon a Change of Control.

  The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. The Change of Control purchase feature is a standard term contained in other similar debt offerings, and the terms of such feature result from negotiations between the Company and the Underwriters.

  The right to require the Company to repurchase Notes as a result of a Change of Control could create an event of default under Senior Indebtedness of the Company as a result of which any repurchase could, absent a waiver, be blocked by the subordination provisions of the Notes. The Company's Board of Directors may not waive a Change of Control. Failure by the Company to repurchase the Notes when required will result in an

Event of Default with respect to the Notes whether or not such a repurchase is permitted by the subordination provisions.

  If a Change of Control were to occur, there can be no assurance that the Company would have sufficient funds to pay the Change of Control purchase price for all Notes tendered by the holders thereof. The Company's ability to make such payments may be limited by the terms of its then-existing borrowing and other agreements.

EVENTS OF DEFAULT

  An Event of Default with respect to the Notes is defined in the Indenture as being default for 30 days in payment of any interest installment of the Notes (even if such payment is prohibited by the subordination provisions of the Indenture); default in payment of principal of or premium, if any, on the Notes either in connection with any redemption or otherwise (even if such payment is prohibited by the subordination provisions of the Indenture); default in the payment of the purchase price in respect of any Note on the Purchase Date therefor (even if such payment is prohibited by the subordination provisions of the Indenture); failure to provide timely notice of a Change of Control as required by the Indenture; failure to observe or perform for 45 days after notice thereof any other covenant in the Indenture; default in respect of any instrument or instruments evidencing or securing other indebtedness for borrowed money of the Company or any Significant Subsidiary having an aggregate principal amount of $10,000,000 or more, which default (i) is caused by a failure to pay principal of or premium, if any, or interest on such indebtedness after the expiration of any applicable grace or forbearance period relating to such indebtedness or (ii) results in the acceleration of such indebtedness prior to its stated maturity, which acceleration shall not have been rescinded or annulled within 30 days after notice is given to the Company by the Trustee or to the Company and the Trustee by the holders of 25% or more in aggregate principal amount of the Notes; entry of a final judgment or judgments against the Company or any Significant Subsidiary in the amount of at least $10,000,000 that remain undischarged and unstayed for a period of 30 days; or certain events of bankruptcy, insolvency, reorganization, receivership or liquidation involving the Company or any Significant Subsidiaries.

  The Company is required to file with the Trustee annually a written statement as to the fulfillment of its obligations under the Indenture. The Indenture provides that the Trustee may withhold notice to the holders of the Notes of any default (except in payment of principal of, premium, if any, or interest on the Notes) if the Trustee considers it in the interest of the holders of the Notes to do so. The Indenture provides that, if an Event of Default (other than an Event of Default resulting from bankruptcy, insolvency or reorganization) shall have occurred and be continuing, either the Trustee or the holders of 25% or more in aggregate principal amount of the Notes may declare the principal of all the Notes and the interest accrued thereon to be due and payable immediately, but if the Company shall cure all defaults (except the nonpayment of principal of and premium, if any, and accrued interest on Notes that shall have become due by acceleration) and certain other conditions are met, such declaration may be annulled and past defaults may be waived by the holders of a majority in aggregate principal amount of the Notes. Prior to a declaration of acceleration, certain Events of Default and past defaults may be waived by the holders of a majority in aggregate principal amount of the Notes. In the case of an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization, all unpaid principal of and accrued interest on the Notes then outstanding shall be due and payable immediately without any declaration or other act on the part of the Trustee or the holders of Notes.

  Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default should occur and be continuing, the Trustee shall be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Noteholders, unless such Noteholders have offered to the Trustee reasonable security or indemnity. Subject to such provision for security or indemnification, the holders of a majority in aggregate principal amount of the Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, provided that the Trustee shall have the right to decline to follow any such direction if the Trustee shall be advised by counsel that the action or proceeding so directed may not lawfully be taken or the Trustee shall determine that the action or proceeding so directed could involve the Trustee in personal liability or would be unduly prejudicial to the rights of the holders not joining in such directions or would conflict with the Indenture.

MODIFICATION OF THE INDENTURE

  The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority of the aggregate principal amount of the Notes then outstanding, to execute a supplemental indenture to add provisions to, or change in any manner or eliminate any provisions of, the Indenture or modify in any manner the rights of the holders of the Notes, provided that no such supplemental indenture may, among other things, (1) extend the time for payment of principal of or any premium or interest on any Note or reduce the principal amount thereof or the interest thereon or any premium payable upon the redemption thereof or impair the right of any holder to institute suit for payment of the Notes, or make the principal thereof or any premium or interest thereon payable in any coin or currency other than that provided in the Indenture, or modify the subordination provisions of the Indenture in a manner adverse to the holders or impair the right to convert the Notes into Common Stock or to require the Company to repurchase the Notes upon the occurrence of a Change of Control without the consent of the holder of each outstanding Note so affected, or (2) reduce the aforesaid percentage of the aggregate principal amount of Notes, the holders of which must consent to authorize any such supplemental indenture, without the consent of the holders of all outstanding Notes.

GOVERNING LAW

  The Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York, without giving effect to such state's conflicts of laws principles.

BOOK-ENTRY

  The Notes will be issued in the form of a global note or notes (together, the "Global Note") deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of Cede & Co. as DTC's nominee. Owners of beneficial interests in the Notes represented by the Global Note will hold such interests pursuant to the procedures and practices of DTC and must exercise any rights in respect of their interests (including any right to convert or require repurchase of their interests) in accordance with those procedures and practices. Such beneficial owners will not be deemed holders of Notes, and will not be entitled to any rights under the Global Note or the Indenture, with respect to the Global Note and the Company and the Trustee, and any of their respective agents, may treat DTC as the sole holder and owner of the Global Note.

  DTC has advised the Company as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

  Unless and until they are exchanged in whole or in part for certificated Notes in definitive form as set forth below, the Global Note may not be transferred except as a whole by DTC to a nominee of DTC, or by a nominee of DTC to DTC or another nominee of DTC.

  The Notes represented by the Global Note will not be exchangeable for certificated Notes, provided that if DTC is at any time unwilling, unable or ineligible to continue as depositary, the Company will issue individual Notes in definitive form in exchange for the Global Note. In addition, the Company may at any time and in its sole discretion determine not to have a Global Note, and, in such event, will issue individual Notes in definitive form in exchange for the Global Note previously representing all such Notes. In such instances, an owner of a beneficial interest in a Global Note will be entitled to physical delivery of Notes in definitive form equal in principal amount to such beneficial interest and to have such Notes registered in its name. Individual Notes so issued in definitive form will be issued in denominations of $1,000 and any larger amount that is an integral multiple of $1,000 and will be issued in registered form only, without coupons.

  Payments of principal of and interest on the Notes will be made by the Company through the Trustee to DTC or its nominee, as the case may be, as the registered owner of the Global Note. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. The Company expects that DTC, upon receipt of any payment of principal or interest in respect of the Global Note, will credit the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Global Note as shown on the records of DTC. The Company also expects that payments by participants to owners of beneficial interests in the Global Note will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

  So long as the Notes are represented by a Global Note, DTC or its nominee will be the only entity that can exercise a right to repayment pursuant to the holder's option to elect repayment of its Notes or the right of conversion of the Notes. Notice by participants or by owners of beneficial interests in a Global Note held through such participants of the exercise of the option to elect repayment, or the right of conversion, of beneficial interests in Notes represented by the Global Note must be transmitted to DTC in accordance with its procedures on a form required by DTC and provided to participants. In order to ensure that DTC's nominee will timely exercise a right to repayment, or the right of conversion, with respect to a particular Note, the beneficial owner of such Notes must instruct the broker or other participant through which it holds an interest in such Notes to notify DTC of its desire to exercise a right to repayment, or the right of conversion. Different firms have different cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other participant through which it holds an interest in a Note in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to DTC. The Company will not be liable for any delay in delivery of such notice to DTC.

LISTING

  The Notes have been authorized for listing on the New York Stock Exchange.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  Pursuant to the Company's Restated Certificate of Incorporation (the "Converse Certificate"), the authorized capital stock of the Company consists of 50 million shares of Common Stock, without par value, and 10 million shares of Preferred Stock, without par value. The Common Stock has a stated value of $1.00 per share.

  As of March 29, 1997, there were 17,250,056 shares of Common Stock outstanding held of record by approximately 2,300 persons, and 1,666,300 shares of Common Stock reserved for issuance upon exercise of stock options granted to employees, consultants and non-employee directors. All of the outstanding shares of Common Stock are fully paid and non-assessable. No shares of Preferred Stock have been issued by Converse, and the Company has no present intention to issue shares of Preferred Stock.

COMMON STOCK

  Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders and are not entitled to cumulate votes for the election of directors. Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of shares of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of Converse, the holders of shares of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding. Shares of Common Stock have no preemptive, conversion or other subscription rights and there are no redemption or sinking fund provisions applicable to the Common Stock.

  Converse is not subject to the provisions of Section 203 of the Delaware General Corporation Law ("DGCL"). Subject to certain exceptions, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors of Converse or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

PREFERRED STOCK

  The Converse board of directors is authorized to provide for the issuance of such Preferred Stock in one or more series and to fix the dividend rate, conversion rights, voting rights, rights and terms of redemption, redemption price or prices, liquidation preferences and qualifications, limitations and restrictions thereof with respect to each series, without any further vote or action by the stockholders of Converse. Any Preferred Stock that is issued could have terms that adversely affect the holders of the Common Stock. Furthermore, because the terms of the Preferred Stock may be fixed by the Converse board of directors without stockholder action, the Preferred Stock could be issued quickly with terms calculated to defeat a proposed takeover of Converse, or to make the removal of management of Converse more difficult. See "Risk Factors--Anti-Takeover Provisions."


TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is Boston EquiServe Limited Partnership, Canton, Massachusetts.

LIMITATION OF LIABILITY

  As permitted by the DGCL, the Converse Certificate provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (iv) for any transaction from which the director derives an improper personal benefit.

                CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES

  The following is a summary of certain United States federal income and estate tax considerations relating to the purchase, ownership and disposition of the Notes and the Common Stock into which Notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change. This summary deals only with holders that will hold Notes and Common Stock as capital assets and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, persons that will hold the Notes or Common Stock as part of an integrated investment (including a "straddle") comprised of Notes or shares of Common Stock and one or more other positions, persons that have a "functional currency" other than the U.S. dollar or holders of Notes that did not acquire the Notes in the initial distribution thereof at their original issue price. In addition, the following discussion does not address foreign, state or local tax consequences. Prospective investors are urged to consult their tax advisors regarding the U.S. federal tax consequences of acquiring, holding and disposition of Notes and Common Stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

UNITED STATES HOLDERS

  As used herein, the term "United States Holder" means the beneficial owner of a Note or Common Stock that is a United States person. A "United States person" is (1) a citizen or resident of the United States, (2) an entity created or organized in or under the laws of the United States or any political subdivision thereof that is classified as a corporation or as a partnership, (3) an estate the income of which is subject to United States federal income taxation regardless of its source, or (4) a trust if (i) a U.S. court is able to exercise primary supervision over the trust's administration and (ii) one or more U.S. fiduciaries have the authority to control all the trust's substantial decisions. The term "United States" means the United States of America (including the States and the District of Columbia).

PAYMENT OF INTEREST

  Interest on a Note generally will be includible in the income of a United States Holder as ordinary income at the time such interest is received or accrued, in accordance with such holder's method of accounting for United States federal income tax purposes.

SALE, EXCHANGE OR REDEMPTION OF THE NOTES

  Upon the sale, exchange or redemption of a Note, a United States Holder generally will recognize capital gain or loss equal to the difference between
(i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income, which is taxable as ordinary income) and (ii) such holder's adjusted tax basis in the Note. A United States Holder's adjusted tax basis in a Note generally will equal the cost of the Note to such holder. Such capital gain or loss will be long-term capital gain or loss if the holder's holding period in the Note was more than one year at the time of sale, exchange or redemption.

CONVERSION OF THE NOTES

  A United States Holder generally will not recognize any income, gain, or loss upon conversion of a Note into Common Stock except with respect to cash received in lieu of a fractional Share of Common Stock. Such holder's basis in the Common Stock received on conversion of a Note will be the same as such holder's adjusted tax basis in the Note at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the Common Stock received on conversion will generally include the holding period of the Note converted.

  Cash received in lieu of a fractional share of Common Stock upon conversion will be treated as a payment in exchange for the fractional share of Common Stock. Accordingly, the receipt of cash in lieu of a fractional share of Common Stock generally should result in capital gain or loss (measured by the difference between the cash received for the fractional share and the United States Holder's adjusted basis in the fractional share).

ADJUSTMENT OF CONVERSION PRICE

  If at any time (a) the Company makes a distribution of property to its stockholders or purchases Common Stock in a tender offer and such distribution or purchase would be taxable to such stockholders as a dividend for federal income tax purposes (e.g., distributions of evidences of indebtedness or assets of the Company but generally not stock dividends or rights to subscribe for capital stock) and, pursuant to the antidilution provisions of the Indenture, the conversion price of the Notes is reduced or (b) the conversion price is reduced at the discretion of the Company, such reduction may be deemed to be the receipt of taxable income by holders of the Notes. Holders of Notes therefore could have taxable income as a result of an event in which they receive no cash or property. Similarly, a failure to adjust the conversion price of the Notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding Company Common Stock could in some circumstances give rise to deemed dividend income to United States Holders of such Common Stock.

DIVIDENDS ON THE COMMON STOCK

  Dividends paid on the Common Stock generally will be includible in the income of a United States Holder as ordinary income to the extent of the Company's current or accumulated earnings and profits. Subject to certain limitations, a corporate taxpayer holding Common Stock that receives dividends thereon generally will be eligible for a dividends received deduction equal to 70 percent of the dividends received. Under legislation proposed as part of the Clinton administration's fiscal year 1998 budget proposal, the 70 percent dividends received deduction would be reduced to 50 percent for dividends paid or accrued more than 30 days after the date of enactment of the legislation. It is not clear whether such legislation would be enacted in the current form.

SALE, EXCHANGE OR REDEMPTION OF COMMON STOCK

  Upon the sale, exchange or redemption of shares of Common Stock, a United States Holder generally should recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption and (ii) such holder's adjusted tax basis in the Common Stock. Such capital gain or loss will be long-term capital gain or loss if the holder's holding period in the Common Stock was more than one year at the time of sale, exchange or redemption.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

  In general, information reporting requirements will apply to payments of principal, premium, if any, and interest on a Note, payments of dividends on Common Stock, and payments of the proceeds of the sale of a Note or Common Stock to certain non-corporate United States holders, and a 31% backup withholding tax may apply to such payments if the United States Holder (i) fails to furnish or certify its correct taxpayer identification number to the payer in the manner required, (ii) is notified by the Internal Revenue Service (the "IRS") that it has failed to report payments of interest and dividends properly, or (iii) under certain circumstances, fails to certify that it has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. Any amounts withheld under the backup withholding rules from a payment to a United States Holder will be allowed as a credit against such holder's United States federal income tax liability and may entitle the holder to a refund.

NON-UNITED STATES HOLDERS

  Subject to the discussion of backup withholding below, payments of interest on the Notes to, or on behalf of, any beneficial owner of a Note that is not a United States Holder (a "Non-U.S. Holder") will not be subject to U.S. federal income or withholding taxes, provided that such interest income is not effectively connected with a United States trade or business of the Non-U.S. Holder and provided that (i) such Non-U.S. Holder does not actually or constructively own 10 percent or more of the total combined voting power of all classes of stock of the Company, (ii) such Non-U.S. Holder is not a controlled foreign corporation for U.S. tax purposes that is related to the Company actually or constructively through stock ownership and (iii) the Non-U.S. Holder certifies, under penalties of perjury, that it is not a United States person and provides its name and address in compliance with applicable requirements.

  Except to the extent that an applicable treaty otherwise provides, a Non-U.S. Holder generally will be taxed in the same manner as a United States Holder with respect to interest paid on the Notes if the interest income is effectively connected with a United States trade or business of the Non-U.S. Holder. Effectively connected interest received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or, if applicable, a lower treaty rate). Even though such effectively connected interest is subject to income tax, and may be subject to the branch profits tax, it is not subject to withholding tax if the holder delivers IRS Form 4224 to the payor.

  Any capital gain realized on the sale, exchange, redemption or other disposition of a Note or of shares of Common Stock (including the receipt of cash in lieu of fractional shares upon conversion of a Note into shares of Common Stock) by a Non-U.S. Holder will not be subject to United States federal income or withholding taxes unless (1) in the case of an individual, such holder is present in the United States for 183 days or more in the taxable year of the sale, exchange, redemption, or other disposition or receipt and certain other conditions are met, (2) the gain is effectively connected with a United States trade or business of the Non-U.S. Holder, (3) the holder is subject to tax pursuant to the provisions of the Code applicable to certain United States expatriates, or (4) the Company is a United States real property holding corporation. The Company does not believe that it is or is likely to become a United States real property holding corporation.

  Except as described above with respect to the receipt of cash in lieu of fractional shares by certain Non-U.S. Holders upon conversion of a Note, no United States federal income or withholding taxes will be imposed upon the conversion of a Note into shares of Common Stock.

  Dividends paid (or deemed paid, as described under "United States Holders-- Adjustment of Conversion Price") on shares of Common Stock held by a Non-U.S. Holder (excluding dividends that are effectively connected with the conduct of a trade or business in the United States by such holder) will be subject to withholding of United States federal income tax at a 30 percent rate (or lower rate provided under any applicable tax treaty, assuming the holder of the Common Stock satisfies any certification or documentation requirements necessary to claim the benefits of such treaty). Except to the extent that an applicable tax treaty otherwise provides, a Non-U.S. Holder will be taxed in the same manner as a United States Holder on dividends paid (or deemed paid) that are effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder. If such Non-U.S. Holder is a foreign corporation, it may also be subject to a United States branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Even though such effectively connected dividends are subject to income tax, and may be subject to the branch profits tax, they will not be subject to U.S. withholding tax if the holder delivers IRS Form 4224 to the payor.

  Payments made on a Note or shares of Common Stock and proceeds from the sale of a Note or shares of Common Stock received by a Non-U.S. Holder will generally not be subject to a backup withholding tax of 31% or to information reporting requirements unless, in general, the holder fails to comply with certain reporting procedures, the payment is received by a U.S. office of a U.S. or foreign broker or the holder otherwise fails to establish an exemption from such tax or reporting requirements under applicable provisions of the Code.

  On April 15, 1996, the Internal Revenue Service released proposed revisions (the "Proposed Regulations") to the regulations interpreting the withholding tax, information reporting and backup withholding tax rules described above. In general, the Proposed Regulations would require certain Non-U.S. Holders to provide additional information in order to establish an exemption from or reduce the rate of withholding tax or backup withholding tax, and in particular would require that foreign partnerships and partners of a foreign partnership provide certain information and comply with certain certification requirements not required under existing law.
The Proposed Regulations are proposed generally to be effective for payments made after December 31, 1997. It is not possible to predict whether, or in what form, the Proposed Regulations ultimately will be adopted.

  A Note will not be subject to United States federal estate tax as a result of the death of a holder who is not a citizen or resident of the United States at the time of death, provided that such holder did not at the time of death actually or constructively own 10 percent or more of the combined voting power of all classes of stock of the Company and, at the time of such holder's death, payments of interest on such Note would not have been effectively connected with the conduct by such holder of a trade or business in the United States. Shares of Common Stock held by an individual at the time of the individual's death (or previously transferred subject to certain retained rights or powers) will be subject to United States federal estate tax unless otherwise provided by an applicable estate tax treaty.

                                 UNDERWRITING

  Under the terms and subject to the conditions contained in the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), each of the underwriters named below (the "Underwriters"), has severally agreed to purchase from the Company the principal amount of Notes set forth opposite the name of such Underwriter below:

                                                                PRINCIPAL AMOUNT
UNDERWRITERS                                                        OF NOTES
------------                                                    ----------------
Smith Barney Inc...............................................
Dillon, Read & Co. Inc.........................................
Donaldson, Lufkin & Jenrette Securities Corporation............
Goldman, Sachs & Co............................................
                                                                  -----------
  Total........................................................   $60,000,000
                                                                  ===========

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Notes offered hereby are subject to the approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the Notes offered hereby (other than those covered by the over-allotment option described below) if any such Notes are purchased.

  The Underwriters initially propose to offer part of the Notes offered hereby directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the Notes offered hereby to certain
dealers at a price which represents a concession not in excess of    % of the
principal amount per Note under the price to public. The Underwriters may
allow, and such dealers may reallow, a concession not in excess of    % of the
principal amount per Note to certain other dealers. After the Offering, the public offering price and such concessions may be changed by the Underwriters.

  The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to $9,000,000 principal amount of additional Notes at the public offering price set forth on the cover page hereof less underwriting discounts and commissions. The Underwriters may exercise such option to purchase additional Notes solely for the purpose of covering over-allotments, if any, incurred in connection with the sales of the Notes offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional Notes as the principal amount of Notes set forth opposite such Underwriter's name in the preceding Underwriters table bears to the total principal amount of Notes in such table.

  The Company, certain of its directors and officers and the Apollo Stockholders have agreed that, for a period of 90 days from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell, or otherwise dispose of, any shares of Common Stock (or any securities convertible into or exercisable or exchangeable for, Common Stock), or grant any options or warrants to purchase Common Stock, except in certain circumstances.

  In connection with the Offering and in compliance with applicable law, the Underwriters may effect transactions which stabilize or maintain the market price of the Notes, the Common Stock, or both at levels above those which might otherwise prevail in the open market. Specifically, the Underwriters may overallot in connection with the Offering creating a short position in the Notes for their own account. For the purposes of covering a syndicate short position or stabilizing the price of the Notes, the Underwriters may place bids for the Notes, the Common Stock, or both or effect purchases of the Notes, the Common Stock, or both in the open market. A syndicate short position may also be covered by exercise of the over-allotment option described above. Finally, the Underwriters may impose a penalty bid on certain Underwriters and dealers. This means that the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Notes in the Offering if the syndicate repurchases previously distributed Notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. The Underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

  Smith Barney Inc. has from time to time performed various investment banking services for the Company. In 1996, Smith Barney Inc. provided financial advisory services to the Company and received customary fees in respect of such services.

  The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  The Notes are authorized for listing on the New York Stock Exchange. However, the Notes are a new issue of securities, have no established trading market and may not be widely distributed. The Company has been advised by the Underwriters that they currently intend to make a market in the Notes. However, such entities are not obligated to do so, and any market making may be discontinued at any time without notice. There can be no assurance as to whether an active trading market for the Notes will develop.

                                 LEGAL MATTERS

  The validity of the Notes offered hereby and certain legal matters with respect to the Company will be passed upon by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Certain legal matters will be passed upon for the Underwriters by Latham & Watkins, New York, New York.

                                    EXPERTS

  The consolidated financial statements of Converse Inc. and subsidiaries as of December 28, 1996 and December 30, 1995 and for the years then ended have been included herein and in the Registration Statement (as defined below) in reliance upon the report of Price Waterhouse LLP, independent accountants as set forth in their report also included herein upon the authority of said firm as experts in accounting and auditing. The consolidated financial statements of Converse Inc. and subsidiaries for the year ended December 31, 1994 have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent accountants, as set forth in their report also included herein and upon the authority of said firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, as well as at the following Commission Regional Offices: Seven World Trade Center, 13th Floor, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies can be obtained from the Commission by mail at prescribed rates. Requests should be directed to the Commission's Public Reference Branch, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Such material can be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York, 10005, on which the Company's Common Stock is listed. Such material may also be accessed electronically by means of the Commission's home page on the Internet (http://www.sec.gov).

  This Prospectus constitutes a part of a registration statement on Form S-3 (herein, together with all exhibits thereto, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described above. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission (File No. I-13430) are incorporated by reference in this Prospectus:

    (1) Annual Report on Form 10-K for the year ended December 28, 1996;

    (2) Quarterly Report on Form 10-Q for the quarter ended March 29, 1997;

    (3) Current Report on Form 8-K filed April 17, 1997; and

    (4) the description of the Company's Common Stock contained in its Form 10/A, Amendment No. 2, filed with the Commission on November 23, 1994.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offerings shall be deemed to be incorporated by reference into this Prospectus.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. These documents (not including exhibits to the documents incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates) are available without charge to each person to whom a Prospectus is delivered upon written or oral request. Requests should be directed to Converse Inc., One Fordham Road, North Reading, Massachusetts 01864,
Attention: Secretary (telephone number (508) 664-1100).

                         CONVERSE INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
AUDITED CONSOLIDATED FINANCIAL STATEMENTS:
  Report of Independent Accountants 1995 and 1996.........................  F-2
  Independent Auditors' Report 1994.......................................  F-3
  Consolidated Balance Sheet..............................................  F-4
  Consolidated Statement of Operations....................................  F-5
  Consolidated Statement of Cash Flows....................................  F-6
  Consolidated Statement of Stockholders' Equity (Deficiency).............  F-7
  Notes to Consolidated Financial Statements..............................  F-8
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS:
  Condensed Consolidated Balance Sheet as of March 29, 1997 .............. F-30
  Condensed Consolidated Statement of Operations for the Three Months
   Ended March 30, 1996 and March 29, 1997 ............................... F-31
  Condensed Consolidated Statement of Cash Flows for the Three Months
   Ended March 30, 1996 and March 29, 1997 ............................... F-32
  Notes to Consolidated Financial Statements ............................. F-33

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors andStockholders of Converse Inc.

  In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, cash flows and stockholders' equity (deficiency) present fairly, in all material respects, the financial position of Converse Inc. and its subsidiaries at December 30, 1995 and December 28, 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

Boston, Massachusetts
February 19, 1997, except as to Note 16, which is as of March 14, 1997

                         INDEPENDENT AUDITORS' REPORT

The Board of DirectorsConverse Inc.:

  We have audited the consolidated statements of operations, cash flows and stockholders' equity (deficiency) of Converse Inc. and subsidiaries ("Converse") for the year ended December 31, 1994. These consolidated financial statements are the responsibility of Converse's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of Converse for the year ended December 31, 1994 in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Boston, Massachusetts
February 15, 1995

                         CONVERSE INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                             DECEMBER 30, 1995 DECEMBER 28, 1996
                                             ----------------- -----------------
                  ASSETS
                  ------
Current assets:
  Cash and cash equivalents................      $  2,738          $  5,908
  Restricted cash..........................           443             1,354
  Receivables, less allowances of $2,237
   and $1,994, respectively................        61,688            61,546
  Inventories (Note 5).....................        81,903            86,799
  Refundable income taxes (Note 10)........        11,377               582
  Prepaid expenses and other current assets
   (Note 10)...............................        21,059            20,383
                                                 --------          --------
    Total current assets...................       179,208           176,572
Asset held for sale (Note 4)...............         3,066               --
Net property, plant and equipment (Note
 6)........................................        15,521            17,849
Other assets (Note 10).....................        26,712            28,182
                                                 --------          --------
                                                 $224,507          $222,603
                                                 ========          ========
   LIABILITIES AND STOCKHOLDERS' EQUITY
               (DEFICIENCY)
   ------------------------------------
Current liabilities:
  Short-term debt (Note 7).................      $ 13,906          $ 13,421
  Current maturities of long-term debt
   (Note 9)................................         6,324           117,765
  Accounts payable.........................        34,208            49,503
  Accrued expenses (Note 8)................        33,295            25,124
  Income taxes payable (Note 10)...........         1,795             3,407
                                                 --------          --------
    Total current liabilities..............        89,528           209,220
Long-term debt (Note 9)....................       112,824             9,644
Current assets in excess of reorganization
 value (Note 2)............................        34,454            32,376
Deferred postretirement benefits other than
 pensions (Note 11)........................        10,386            10,231
Commitments and contingencies (Note 14)
Stockholders' equity (deficiency):
  Common stock, $1.00 stated value,
   50,000,000 shares authorized, 16,692,156
   and 17,213,157 shares issued and
   outstanding at December 30, 1995 and
   December 28, 1996, respectively.........        16,692            17,213
  Preferred stock, no par value, 10,000,000
   shares authorized, none issued and
   outstanding.............................           --                --
  Additional paid-in capital...............         3,528             5,392
  Retained earnings (deficit)..............       (41,830)          (60,265)
  Foreign currency translation adjustment..        (1,075)           (1,208)
                                                 --------          --------
    Total stockholders' equity
     (deficiency)..........................       (22,685)          (38,868)
                                                 --------          --------
                                                 $224,507          $222,603
                                                 ========          ========

          See accompanying notes to consolidated financial statements.

                         CONVERSE INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                            FISCAL YEAR ENDED
                          -----------------------------------------------------
                          DECEMBER 31, 1994 DECEMBER 30, 1995 DECEMBER 28, 1996
                          ----------------- ----------------- -----------------
Net sales...............      $437,307          $407,483          $349,335
Cost of sales...........       286,555           293,948           263,098
                              --------          --------          --------
Gross profit............       150,752           113,535            86,237
Selling, general and
 administrative
 expenses...............       128,876           146,332           114,888
Royalty income..........        14,212            17,257            27,638
Restructuring expense
 (credit) (Note 4)......           --             14,182            (1,177)
                              --------          --------          --------
Earnings (loss) from
 operations.............        36,088           (29,722)              164
Loss (credit) on
 investment in
 unconsolidated
 subsidiary (Note 3)....           --             52,160            (1,362)
Interest expense........         7,423            14,043            17,776
Other expense, net (Note
 15)....................           504             3,966             6,319
                              --------          --------          --------
Earnings (loss) before
 income taxes...........        28,161           (99,891)          (22,569)
Income tax expense
 (benefit) (Note 10)....        10,565           (28,144)           (4,134)
                              --------          --------          --------
Net earnings (loss).....      $ 17,596          $(71,747)         $(18,435)
Net (loss) per share
 (Note 2)...............                        $  (4.30)         $  (1.10)
                                                ========          ========
Pro forma net earnings
 per share (Note 2).....      $   0.96
                              ========

          See accompanying notes to consolidated financial statements.

                         CONVERSE INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                            FISCAL YEAR ENDED
                          -----------------------------------------------------
                          DECEMBER 31, 1994 DECEMBER 30, 1995 DECEMBER 28, 1996
                          ----------------- ----------------- -----------------
Cash flows from
 operating activities:
  Net earnings (loss)...      $ 17,596          $(71,747)         $(18,435)
  Adjustments to
   reconcile net
   earnings (loss) to
   net cash provided by
   (required for)
   operating activities:
  Loss on investment in
   unconsolidated
   subsidiary, less cash
   payments of $28,763
   in Fiscal 1995 and
   $3,439 in Fiscal
   1996.................           --             23,397            (4,801)
  Provision for
   restructuring
   actions, less cash
   payments of $1,230 in
   Fiscal 1995 and
   $5,316 in Fiscal
   1996.................           --             12,952            (6,493)
  Depreciation of
   property, plant and
   equipment............         1,493             2,744             3,100
  Amortization of
   intangible assets....           148               471               539
  Amortization of
   current assets in
   excess of
   reorganization
   value................        (2,077)           (2,078)           (2,078)
  Deferred income
   taxes................           326           (18,551)           (5,614)
Changes in assets and
 liabilities:
  Receivables...........        (6,438)            7,940              (759)
  Inventories...........       (15,644)           18,546            (5,844)
  Refundable income
   taxes................           --            (11,377)           10,795
  Prepaid expenses and
   other current
   assets...............        (5,453)            1,627                64
  Accounts payable and
   accrued expenses.....          (718)              912            16,889
  Income taxes payable..          (747)              223             1,612
  Other long-term assets
   and liabilities......            10              (966)            3,009
                              --------          --------          --------
    Net cash required
     for operating
     activities.........       (11,504)          (35,907)           (8,016)
                              --------          --------          --------
Cash flows from
 investing activities:
  Proceeds from disposal
   of assets............             6               --              5,101
  Additions to property,
   plant and equipment..        (8,520)           (5,760)           (5,305)
                              --------          --------          --------
    Net cash used by
     investing
     activities.........        (8,514)           (5,760)             (204)
                              --------          --------          --------
Cash flows from
 financing activities:
  Net proceeds from
   short-term debt......         5,813             7,861               231
  Net proceeds from the
   A Facility...........        37,087            32,417            19,963
  Proceeds from
   (payments on) the B
   Facility.............        40,000               --            (11,702)
  Payments made in
   conjunction with the
   Distribution.........      (70,313)               --                --
  Net proceeds from
   exercise of stock
   options..............           --                --              2,385
  Net capital
   contribution from
   Furniture Brands.....         9,072               --                --
                              --------          --------          --------
    Net cash provided by
     financing
     activities.........        21,659            40,278            10,877
                              --------          --------          --------
Effect of foreign
 currency rate
 fluctuations on cash
 and cash equivalents...           --               (865)              513
                              --------          --------          --------
Net increase (decrease)
 in cash and cash
 equivalents............         1,641            (2,254)            3,170
Cash and cash
 equivalents at
 beginning of period....         3,351             4,992             2,738
                              --------          --------          --------
Cash and cash
 equivalents at end of
 period.................      $  4,992          $  2,738          $  5,908
                              ========          ========          ========
Supplemental
 disclosures:
  Cash payments for
   (refunds of) income
   taxes, net...........      $ 10,469          $  5,081          $(10,150)
                              ========          ========          ========
  Cash payments for
   interest.............      $  7,282          $ 12,276          $ 13,283
                              ========          ========          ========
Non cash activities:
Contributions from
 Furniture Brands in the
 form of property, plant
 and equipment..........      $  6,425          $    --           $    --
                              ========          ========          ========
Issuance of notes for
 Apex acquisition.......      $    --           $  9,644          $    --
                              ========          ========          ========

          See accompanying notes to consolidated financial statements.

                         CONVERSE INC. AND SUBSIDIARIES

          CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                          FOREIGN
                                  ADDITIONAL RETAINED                    CURRENCY       TOTAL
                          COMMON   PAID-IN   EARNINGS    INTER-COMPANY  TRANSLATION STOCKHOLDERS'
                           STOCK   CAPITAL   (DEFICIT)  CAPITAL ACCOUNT ADJUSTMENT  (DEFICIENCY)
                          ------- ---------- ---------  --------------- ----------- -------------
Balance, January 1,
 1994...................  $ 1,000  $ 3,926   $ 13,841       $(5,251)      $(3,246)    $ 10,270
Net earnings............                       17,596                                   17,596
Foreign currency
 translation............                                                    1,624        1,624
Adjustment to reflect
 common stock at stated
 value..................   15,692  (14,172)    (1,520)
Other capital activity
 (Note 15)..............            10,246                    5,251                     15,497
                          -------  -------   --------       -------       -------     --------
Balance, December 31,
 1994...................   16,692      --      29,917           --         (1,622)      44,987
                          =======  =======   ========       =======       =======     ========
Net loss................                      (71,747)                                 (71,747)
Foreign currency
 translation............                                                      547          547
Issuance of common stock
 warrants (Note 3)......             3,528                                               3,528
                          -------  -------   --------       -------       -------     --------
Balance, December 30,
 1995...................   16,692    3,528    (41,830)          --         (1,075)     (22,685)
                          =======  =======   ========       =======       =======     ========
Net loss................                      (18,435)                                 (18,435)
Foreign currency
 translation............                                                     (133)        (133)
Exercise of common
 stock options..........      521    1,864                                               2,385
                          -------  -------   --------       -------       -------     --------
Balance, December 28,
 1996...................  $17,213  $ 5,392   $(60,265)          --        $(1,208)    $(38,868)
                          =======  =======   ========       =======       =======     ========

          See accompanying notes to consolidated financial statements.

                        CONVERSE INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. SUMMARY OF BUSINESS OPERATIONS

  Converse Inc. ("Converse" or the "Company") is a leading global designer, manufacturer and marketer of high quality athletic footwear for men, women, and children. The Company is also a global licensor of sports apparel, accessories and selected footwear. Prior to November 17, 1994, Converse was a wholly-owned subsidiary of Furniture Brands International, Inc. ("Furniture Brands"), which until March 1, 1996 was named INTERCO INCORPORATED. Converse's principal markets are the United States, Europe and the Pacific Rim.

 Distribution

  On November 17, 1994, Furniture Brands distributed to the holders of Furniture Brands common stock all outstanding shares of common stock of Converse (the "Distribution"). The Distribution was part of a series of transactions that also included Converse entering into a $200,000 secured credit facility (the "Credit Facility") with BT Commercial Corporation ("BTCC"), as agent, and certain other institutional lenders (collectively, the "Banks") and (A) using $75,000 to repay an allocated portion of the outstanding joint and several indebtedness of Furniture Brands and its domestic subsidiaries issued in connection with their 1992 plan of reorganization and to repay an $8,000 industrial revenue bond and (B) using $5,000 of seasonal working capital borrowings under the Credit Facility, which was repaid in full prior to December 31, 1994, to repay other existing seasonal indebtedness. Subsequently, the total amount of the Credit Facility has been adjusted in connection with certain amendments to the facility. See
Note 9.

 1996 Operating Results and 1997 Outlook

  During 1996, Converse was adversely affected by weak U.S. and international market conditions and a decline in gross profit attributable to weak sell-through of certain products, sales of discontinued products and reduced manufacturing utilization and efficiencies. The 1996 operating results were favorably impacted by a reduction of selling, general and administrative expenses of approximately $31,400 as a result of the Company's previously announced restructuring plan and strong global royalty income growth. The Company's earnings from operations in Fiscal 1996 were approximately $200 compared to an operating loss of approximately $29,700 in the previous fiscal year.

  The Company has been repositioned based on a series of key business strategies including: (i) establishing a new management team; (ii) focusing on four core product categories; (iii) creating a single brand identity; (iv) coordinating marketing and product development; and (v) streamlining operations.

  Strategies implemented by the new management team during late 1995 and 1996 are beginning to yield positive results. The Company anticipates growth in future sales and profitability resulting from: (i) increasing penetration of the core categories; (ii) enhancing retail distribution; (iii) improving margins; (iv) continuing focus on licensing opportunities; and (v) increasing international sales.

  As discussed in Note 9, the Company's Credit Facility expires on November 17, 1997 and the Collateral Letter of Credit expires on June 30, 1997. As a result, total indebtedness outstanding at December 28, 1996 has been classified as current within the December 28, 1996 consolidated balance sheet.

  Converse expects that demands on its liquidity and credit resources will continue to be significant throughout 1997. The Company is currently pursuing various financing alternatives to address these liquidity constraints.

                        CONVERSE INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


2. SIGNIFICANT ACCOUNTING POLICIES

  The major accounting policies of Converse are set forth below.

 Fiscal Year

  Converse's fiscal year end is the Saturday closest to December 31 in each year.

 Principles of Consolidation

  The consolidated financial statements include the accounts of Converse and its subsidiaries. All material intercompany transactions are eliminated in consolidation.

  As more fully described in Note 3, effective May 18, 1995, Converse acquired 100% of the outstanding common stock of Apex One, Inc. ("Apex"). On August 11, 1995, Converse stopped funding the operations of Apex. As a result of this decision, Apex was unable to meet its obligations, ceased operations and on September 14, 1995 filed for Chapter 11 bankruptcy protection. Because Converse's control of Apex was temporary in nature, its investment in Apex has been recorded as an unconsolidated equity investment. Accordingly, the consolidated financial statements do not include the accounts of Apex.

 Accounting Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Cash and Cash Equivalents

  Converse considers all short-term investments with an original maturity of three months or less to be cash equivalents.

 Restricted Cash

  Restricted cash represents interest payments into escrow on outstanding subordinated notes issued in conjunction with the acquisition of Apex. See
Note 16.

 Fair Value of Financial Instruments

  The carrying amount of cash, cash equivalents, trade receivables and trade payables approximates fair value because of the short maturity of these financial instruments. The fair value of Converse's long-term instruments is estimated based on market values for similar instruments and approximates their carrying value at December 30, 1995 and December 28, 1996. As described in Note 3, the Apex subordinated notes and common stock warrants are carried within the accompanying consolidated balance sheet at their originally recorded amounts of $9,644 and $3,528, respectively. In the first quarter of 1997, the Company prevailed in a breach of warranty lawsuit brought against several former owners of Apex. Subsequently, the Company entered into settlement agreements with substantially all of the former owners of Apex whereby these former owners delivered to Converse in full satisfaction of Converse's indemnification claims, their subordinated notes, common stock warrants, and other contractual obligations issued by Converse in connection with the Apex acquisition. Any remaining claims are not significant. See Note 16.

 Inventories

  Inventories are stated at the lower of cost (first-in, first-out) or market.

                        CONVERSE INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


 Property, Plant and Equipment

  Property, plant and equipment are recorded at cost when acquired. Expenditures for improvements are capitalized while normal repairs and maintenance are expensed as incurred. When properties are disposed of, the related cost and accumulated depreciation or amortization are removed from the accounts, and gains or losses on the dispositions are reflected in results of operations. For financial reporting purposes, Converse utilizes the straight-line method of computing depreciation and amortization while accelerated methods are used for tax purposes. Such expense is computed based on the estimated useful lives of the respective assets.

 Current Assets in Excess of Reorganization Value

  In 1992, in connection with a reorganization under the bankruptcy code, Furniture Brands and its domestic subsidiaries, including Converse, were required to adopt "fresh-start" reporting. As a result of adopting "fresh-start" reporting, Converse recorded current assets in excess of reorganization value of approximately $41,553. This deferred credit is being amortized on a straight-line basis over a 20 year period.

 Capital Stock

  In December 1994, Converse's Board of Directors fixed the stated value of common stock at $1.00 per share. This resulted in an adjustment to the additional paid-in capital and retained earnings.

 Foreign Currency Transactions

  Assets and liabilities of international operations are translated into U.S. dollars at current exchange rates. Income and expense accounts are translated into U.S. dollars at average rates of exchange prevailing during the period. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are recorded in a separate component of stockholders' equity. Other foreign currency transaction gains and losses are included in the determination of net income.

  Converse entered into foreign currency contracts in 1995 in order to reduce the impact of foreign currency fluctuations. There were no open foreign currency contracts as of December 30, 1995 or December 28, 1996. For financial reporting purposes, any gains or losses are recognized as other income or expense. Aggregate foreign currency exchange gains (losses) were $(14), $403 and $(789) in Fiscal 1994, Fiscal 1995 and Fiscal 1996, respectively.

 Revenue Recognition

  Revenue from the sale of product is recognized at the time of shipment. Royalty income represents revenue from licensed products arising from domestic and foreign licensees who manufacture or source sports apparel, accessories and selected Converse-approved footwear using Converse trademarks and trade names. Royalty income is recognized by Converse upon the shipment of product by the licensees to the ultimate customer.

 Advertising

  Advertising production costs are expensed the first time an advertisement is run. Media placement costs, which include television, radio and print advertising, as well as co-operative advertising costs, are expensed as incurred. Total advertising costs included within prepaid expenses and other current assets were $914 and $934 as of December 30, 1995 and December 28, 1996, respectively.

 Endorsement Contracts

  Accounting for endorsement contracts is based upon specific contract provisions. Generally, endorsement payments are expensed uniformly over the term of the contract after giving recognition to periodic performance compliance provisions of the contracts.

                        CONVERSE INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


 Income Taxes

  Through November 17, 1994, the date of the Distribution, Converse's results of operations were included in Furniture Brands' consolidated income tax returns. In connection with the Distribution, Converse and Furniture Brands entered into a Tax Sharing Agreement providing, among other things, for an equal allocation between Furniture Brands and Converse of federal and state tax liabilities for all periods prior to completion of the Distribution. As described in Note 15, this agreement was amended to provide for the allocation of tax benefits relating to the carryback of certain net operating losses to periods prior to the Distribution.

 Earnings Per Share

  Net loss per share for Fiscal 1995 and Fiscal 1996 has been calculated based on 16,692,156 and 16,760,620 weighted average shares of common stock outstanding, respectively.

  Pro forma earnings per share for Fiscal 1994 are presented to give effect to the fees paid to Furniture Brands and Apollo Advisors, L.P., which together with its affiliates, is the majority owner of Converse's outstanding common stock (see Note 15), for consulting services, the increase in interest expense, and the decrease in income taxes resulting from the Distribution. Pro forma net earnings per share are calculated based on 16,692,156 weighted average shares of common stock outstanding, as outstanding stock options were not dilutive.

 Concentration of Risk

  Converse purchases dyed canvas raw material mainly from one dye house with the remaining balance supplied by two other dye houses. A change in dye houses could cause a delay in manufacturing; however, management does not expect such a change to impact long term supply due to alternative suppliers.

  Financial instruments which potentially expose the Company to concentrations of credit risk include trade accounts receivable. However, such risk is limited due to the large number of customers and their international dispersion. In addition, the Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management expectations.

 Reclassifications

  Certain amounts in the prior year financial statements and related notes have been reclassified to conform with the Fiscal 1996 presentation.

3. LOSS ON INVESTMENT IN UNCONSOLIDATED SUBSIDIARY

  On May 18, 1995, Converse consummated the acquisition of Apex. Under the terms of the Securities Purchase Agreement, the total consideration paid by Converse to the sellers in exchange for 100% of the outstanding common stock consisted of: (i) promissory notes in the aggregate principal amount of $11,000 discounted to $9,644 at a rate of 12%; and (ii) warrants to purchase 1,750,000 shares of Converse common stock at an exercise price of $11.40. The warrants expire on May 18, 2000 and were valued at the time of acquisition at $3,528.

  Subsequent to the acquisition of Apex, Converse, through its integration of Apex's information systems and in-depth review of Apex operating procedures and financial condition, determined that the operating losses of Apex and its weak financial position could not be corrected without additional significant investment or financing. On August 11, 1995, Converse's Board of Directors voted to cease funding Apex's operations as of that date.

                        CONVERSE INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


  As a result of this decision, Apex ceased operations and was unable to meet its obligations and on September 14, 1995 filed for Chapter 11 bankruptcy protection. Because Converse's control of Apex was temporary in nature, its investment in Apex was recorded as an unconsolidated equity investment. During 1995, Converse recorded a loss on this unconsolidated subsidiary, comprised primarily of: (i) the Company's initial investment in Apex; (ii) additional funding advances; (iii) contractual obligations, bank guarantees, professional fees and other closing costs; and (iv) loss on the sale of Apex inventory purchased by Converse for sale to independent third parties. The following table summarizes the Fiscal 1995 and 1996 activity relating to each applicable component:

                                                         CONTRACTUAL
                                                         OBLIGATIONS,
                                           FUNDING     BANK GUARANTEES,  LOSS ON
                             INITIAL      PROVIDED       PROFESSIONAL    SALE OF
                            INVESTMENT     MAY 18-      FEES AND OTHER    APEX
                             IN APEX   AUGUST 11, 1995  CLOSING COSTS   INVENTORY  TOTAL
                            ---------- --------------- ---------------- --------- --------
   Loss as of July 1,
    1995...................  $ 13,172     $ 10,422         $ 18,005         --    $ 41,599
   Changes in estimates....       --           --             2,680       7,881     10,561
   Charges/write-offs......   (13,172)     (10,422)         (10,460)     (7,881)   (41,935)
                             --------     --------         --------      ------   --------
   December 30, 1995
    Balance................       --           --            10,225         --      10,225
   Changes in estimates....       --           --            (1,877)        515     (1,362)
   Charges/write-offs......       --           --            (2,924)       (515)    (3,439)
                             --------     --------         --------      ------   --------
   December 28, 1996
    Balance................       --           --          $  5,424         --    $  5,424
                             ========     ========         ========      ======   ========

  As of July 1, 1995, Converse recorded a $41,599 loss on its unconsolidated equity investment in Apex, as described above. During the fourth quarter of 1995, Converse recorded an additional $10,561 loss on its unconsolidated equity investment in Apex, resulting in a total loss of $52,160. This additional loss was comprised of unanticipated losses of $7,881 on the fourth quarter sale of Apex inventory purchased by Converse for sale to independent third parties and additional contractual obligations, professional fees and other closing costs of $2,680. This additional amount was a result of changes in estimates made during the fourth quarter of 1995 due to previously unanticipated events and circumstances.

  During the second quarter of 1996, the Company recorded an additional loss of $515 relating to unanticipated credits issued to customers to settle claims of discrepancies on shipments of the Apex inventory. During the fourth quarter of 1996, the Company entered into agreements with two of the former owners of Apex to settle certain obligations for $1,877 less than originally anticipated, thereby resulting in a reduction in the accrual for the loss on investment in unconsolidated subsidiary.

  In the first quarter of 1997, the Company prevailed in a breach of warranty lawsuit brought against several former owners of Apex. Subsequently, the Company entered into settlement agreements with substantially all of the former owners of Apex whereby these former owners delivered to Converse in full satisfaction of Converse's indemnification claims, their subordinated notes, common stock warrants, and other contractual obligations issued by Converse in connection with the Apex acquisition. Any remaining claims are not significant. See Note 16.

                        CONVERSE INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


4. RESTRUCTURING CHARGES

  During 1995 Converse recorded restructuring charges relating primarily to initiatives aimed at reducing future operating costs, including domestic manufacturing, global distribution, marketing, and general and administrative costs. The following table summarizes the Fiscal 1995 and 1996 activity relating to these initiatives:

                                          LOSS                               REDUCTION IN
                             CONTRACT   (CREDIT)    EMPLOYEE       LEASE    LIABILITY FOR
                            TERMINATION ON ASSET  SEVERANCE AND TERMINATION POSTRETIREMENT
                               COSTS    DISPOSALS RELATED COSTS    COSTS       BENEFITS     TOTAL
                            ----------- --------- ------------- ----------- -------------- -------
   1995 accrual............   $ 6,150    $ 4,807     $2,502       $1,453        $(730)     $14,182
   Charges/write-offs......      (415)    (4,807)      (815)         --           730       (5,307)
                              -------    -------     ------       ------        -----      -------
   December 30, 1995
    Balance................     5,735        --       1,687        1,453          --         8,875
   Changes in estimates....    (1,000)    (1,533)     1,356          --           --        (1,177)
   Charges/write-offs......    (3,233)     1,533       (587)        (889)         --        (3,176)
                              -------    -------     ------       ------        -----      -------
   December 28, 1996
    Balance................   $ 1,502        --      $2,456       $  564          --       $ 4,522
                              =======    =======     ======       ======        =====      =======

  During the second quarter of 1995, Converse decided to close its Mission, Texas manufacturing facility and recorded a charge of $1,000. Converse completed the shutdown of the Mission facility during the third quarter of 1995. In the fourth quarter of 1995, Converse recorded a restructuring charge totaling $13,182. Principal costs included in the charge were: (i) contract termination costs relating to licensed apparel and certain marketing activities; (ii) estimated losses on the sale or disposal of assets, including a writedown for the proposed sale of a warehouse facility in Chester, South Carolina; (iii) costs for employee severance and related benefits for the termination of 140 employees; and (iv) lease termination costs relating to the shutdown of the manufacturing facility in Mission, Texas and a distribution facility in the United Kingdom.

  During the second quarter of 1996, the Company sold the warehouse facility in Chester, South Carolina. Proceeds from this sale exceeded the Company's estimates, resulting in a reversal of $2,209 of restructuring reserves. During the third quarter of 1996, certain contracts were terminated on terms more advantageous than originally anticipated resulting in a reversal of $1,000 of restructuring accruals. In addition, while implementing its fourth quarter 1995 restructuring plans, the company incurred additional severance charges of $1,000 and $356 in the third and fourth quarters of 1996, respectively, and additional asset write-offs of $676 during the fourth quarter of 1996. Such additional charges were in excess of previously estimated amounts. The remaining liabilities represent fixed amounts to be paid out over the next two years.

5. INVENTORIES

  Inventories are summarized as follows:

                                             DECEMBER 30, 1995 DECEMBER 28, 1996
                                             ----------------- -----------------
   Retail merchandise.......................      $ 5,766           $ 6,298
   Finished products........................       67,835            73,887
   Work-in-process..........................        4,226             3,320
   Raw materials............................        4,076             3,294
                                                  -------           -------
                                                  $81,903           $86,799
                                                  =======           =======

                        CONVERSE INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


6. PROPERTY, PLANT AND EQUIPMENT

  Property, Plant and Equipment consisted of the following:

                             ESTIMATED USEFUL
                               LIFE (YEARS)   DECEMBER 30, 1995 DECEMBER 28, 1996
                             ---------------- ----------------- -----------------
   Building and leasehold
    improvements...........        5-10            $ 4,288           $ 5,734
   Machinery and
    equipment..............        3-11              8,382             9,890
   Furniture and fixtures..         5-8              1,553             2,448
   Office and computer
    equipment..............           7              6,098             7,272
                                                   -------           -------
                                                    20,321            25,344
   Less accumulated
    depreciation...........                          4,800             7,495
                                                   -------           -------
                                                   $15,521           $17,849
                                                   =======           =======

7. SHORT-TERM DEBT

  Converse maintains asset based financing arrangements in certain European countries with various lenders. In general, these financing arrangements allow the Company to borrow against varying percentages of eligible customer receivable balances based on pre-established credit lines, along with varying percentages of inventory, as defined. Borrowings outstanding under these financing arrangements totaled $13,906 and $13,421 as of December 30, 1995 and December 28, 1996, respectively. Interest is payable at the respective lender's base rate plus 1.5% (6.0% to 8.25% at December 28, 1996). The obligations are secured by a first priority lien on the respective European assets being financed. In addition, Converse has provided guarantees of these borrowings in certain of the European countries.

8. ACCRUED EXPENSES

  Accrued expenses consisted of the following:

                                           DECEMBER 30, 1995 DECEMBER 28, 1996
                                           ----------------- -----------------
   Employee compensation..................      $ 6,223           $ 3,543
   Advertising and promotion..............        3,930             3,432
   Customer deposits......................           61             2,943
   Accrued interest.......................          661             2,160
   Restructuring charges..................        8,875             4,522
   Loss on investment in unconsolidated
    subsidiary............................       10,225             5,424
   Other..................................        3,320             3,100
                                                -------           -------
                                                $33,295           $25,124
                                                =======           =======

                        CONVERSE INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


9. LONG-TERM DEBT

  Long-term debt consisted of the following:

                                             DECEMBER 30, 1995 DECEMBER 28, 1996
                                             ----------------- -----------------
   Secured credit facility:
     A Facility.............................     $ 69,504          $  89,467
     B Facility.............................       40,000             28,298
     Subordinated notes.....................        9,644              9,644
                                                 --------          ---------
                                                  119,148            127,409
                                                 --------          ---------
     Less current maturities................       (6,324)          (117,765)
                                                 --------          ---------
                                                 $112,824          $   9,644
                                                 ========          =========

 Credit Facility

  As of December 28, 1996, Converse maintained the Credit Facility in the amount of $163,298 (an "A Facility" for $135,000 and a "B Facility" for $28,298).

  The A Facility expires on November 17, 1997 with Converse's option to extend for an additional two-year period provided certain conditions are met, including payment in full of the B Facility on or prior to November 17, 1997. The amount of credit available to Converse at any time under the A Facility is determined by reference to Converse's borrowing base as set forth in the Credit Facility, consisting primarily of domestic accounts receivable and inventory. During November 1995, the Credit Facility was amended, thereby reducing the commitment of the Banks under the A Facility from $160,000 to $135,000. In addition, the amendment provided for borrowings by Converse under the A Facility above those supported by its defined borrowing base in an amount up to $25,000 provided a standby letter of credit was issued for the benefit of the Banks. Apollo Investment Fund, L.P. ("Apollo"), which together with its affiliates, is the beneficial owner of approximately 65.2% of Converse's outstanding common stock as of December 28, 1996, caused a standby letter of credit for the account of Apollo (the "Collateral Letter of Credit") to be provided to the Banks in the amount of $25,000 (See Note 15). The Collateral Letter of Credit expires on June 30, 1997.

  During November 1996, the Credit Facility was amended in order to provide seasonal borrowing ("Seasonal Accommodation") by Converse under the A Facility above those supported by its defined borrowing base and Collateral Letter of Credit in an amount up to $10,000. Subsequent to December 28, 1996, the Credit Facility was amended whereby the Seasonal Accommodation was increased to $15,000, expiring October 15, 1997. In addition, the commitment of the Banks under the A Facility was increased from $135,000 to $150,000.

  As further described herein, the Credit Facility, Collateral Letter of Credit and Seasonal Accommodation expire during 1997. Accordingly, the total indebtedness outstanding pertaining to these debt instruments of $117,765 as of December 28, 1996 has been classified as current within the accompanying consolidated balance sheet.

  As of December 28, 1996, approximately $113,898 was available under the A Facility borrowing base, inclusive of availability as a result of the Collateral Letter of Credit and Seasonal Accommodation, for borrowing which may be used for revolving loans, letters of credit, foreign exchange contracts and acceptances. The aggregate of letters of credit, foreign exchange contracts and acceptances may not exceed $100,000 at any time; revolving loans are limited only by the facility's maximum availability less any amount outstanding for letters of credit, foreign exchange contracts or acceptances. As of December 28, 1996, utilization under the A Facility, inclusive of the Collateral Letter of Credit and Seasonal Accommodation, consisted of revolving loans of $78,467 and bankers acceptances of $11,000. In addition, outstanding letters of credit of $17,299 as of December 28,

                        CONVERSE INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1996 were reserved against the maximum available borrowing base. As a result, $7,132 of the maximum available borrowing base remained unutilized as of December 28, 1996. As of December 28, 1996, the B Facility, which also expires on November 17, 1997, had loans outstanding of $28,298. The Company is not permitted further borrowings against the B Facility.

  Loans under the A Facility bear interest either at the Prime Lending Rate (as defined therein) plus a margin of 1.25%, or at Adjusted LIBOR (as defined therein) plus a margin of 2.5% per annum. The foregoing LIBOR margin may be reduced following Converse's achievement of improved ratios under certain financial tests specified in the Credit Facility. At December 28, 1996, revolving loans outstanding under the A Facility bore interest at 8.20%, based upon the weighted average of the Prime and Adjusted LIBOR rates, as defined. Loans under the B Facility bear interest at the Prime Lending Rate plus a margin of 4%, or at Adjusted LIBOR plus a margin of 5.5% per annum. At successive six-month terms of the loan, the rate of interest on loans outstanding under the B Facility automatically increases 0.5%. At December 28, 1996, loans outstanding under the B Facility were Adjusted LIBOR rate loans bearing interest at 10.95%.

  On November 17, 1994, Converse paid to the Banks a closing and commitment fee and an agent fee of 2.5% of the total amount of the A Facility. Converse also paid a 3% commitment fee to the Banks for the B Facility. Additional fees of 1% and 2% of the B Facility were paid in September and November 1995, respectively, as defined, since loans against the entire availability of the B Facility remained outstanding as of those dates. As consideration for causing the Collateral Letter of Credit to be provided, Apollo received a fee from Converse equal to 3% of the amount of such letter of credit, and Converse agreed to reimburse Apollo for all of its expenses, including but not limited to expenses incurred in connection with obtaining the Collateral Letter of Credit.

  The Credit Facility also provides for certain other ongoing fees, including an unused line fee on the portion of the A Facility that is not utilized (equal to 0.5% per annum), fees with respect to letters of credit, foreign exchange contracts and acceptances issued under the Credit Facility (generally varying from 1.25% to 2.25% per annum) and an annual collateral management fee of $100.

  Obligations outstanding under the Credit Facility are secured by a first priority lien on substantially all of Converse's assets located in the United States and Canada.

  At December 28, 1996, Converse was in default of one financial covenant contained in the Credit Facility, as amended November 1996. Subsequent to December 28, 1996, the Banks waived Converse's default of this financial covenant as of December 28, 1996 and reset the financial covenants for the term of the A Facility. As such, Converse is currently in compliance with the amended covenants and believes that it will be in compliance with these amended financial covenants through the term of the A Facility.

  The Credit Facility requires Converse to pay the unpaid aggregate principal amount of the B Facility, in equal quarterly principal installments of one-twentieth of the then outstanding principal balance commencing September 30, 1996 and on each successive quarter end thereafter, with a final installment of any remaining unpaid principal then outstanding being due on November 17, 1997. Accordingly, on September 30, 1996, the Company paid the first principal installment totaling $1,598. The Credit Facility also required Converse to apply proceeds received during 1996 relating to the occurrence of specified events against the aggregate unpaid B Facility principal. During 1996, the Company remitted an additional $10,104 against the aggregate unpaid B Facility principal.

  In conjunction with Converse's acquisition of 100% of the outstanding common stock of Apex (see Note 3), Converse issued subordinated notes in the face amount of $11,000, discounted at a rate of 12%, to $9,644.

                        CONVERSE INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

The notes bear interest at the rate of 8% per annum for the first three years and increase to 10% and 12% in 1998 and 1999, respectively. The notes mature on May 18, 2003. As a result of the indemnification awards and claims against certain former owners of Apex and the related exchange and settlement agreements, no accretion of the subordinated note discount has been recorded in the accompanying consolidated balance sheet.

  In the first quarter of 1997, the Company prevailed in a breach of warranty lawsuit brought against several former owners of Apex. Subsequently, the Company entered into settlement agreements with substantially all of the former owners of Apex whereby these former owners delivered to Converse in full satisfaction of Converse's indemnification claims, their subordinated notes, common stock warrants, and other contractual obligations issued by Converse in connection with the Apex acquisition. Any remaining claims are not significant. See Note 16.

  Converse has capitalized certain fees incurred in conjunction with the acquisition of these various financing arrangements. These costs are amortized over the term of the related agreements. Unamortized financing fees included within the other asset component of the consolidated balance sheet were $5,028 and $2,104 at December 30, 1995 and December 28, 1996, respectively. Total interest expense was comprised of the following:

                                               FISCAL YEAR ENDED
                             -----------------------------------------------------
                             DECEMBER 31, 1994 DECEMBER 30, 1995 DECEMBER 28, 1996
                             ----------------- ----------------- -----------------
   Interest on borrowings..       $1,107            $ 9,220           $11,368
   Interest on Furniture
    Brands borrowings......        6,002                --                --
   Credit line fees........          146              2,504             2,398
   Amortization of original
    Credit Facility
    financing fees.........          141              1,767             1,767
   Credit Facility
    amendment and other
    fees...................           27                552             2,243
                                  ------            -------           -------
                                  $7,423            $14,043           $17,776
                                  ======            =======           =======

10. INCOME TAXES

  The domestic and foreign components of income (loss) before income taxes were as follows:

                                            FISCAL YEAR ENDED
                          -----------------------------------------------------
                          DECEMBER 31, 1994 DECEMBER 30, 1995 DECEMBER 28, 1996
                          ----------------- ----------------- -----------------
   Domestic..............      $14,926          $(84,482)         $(17,967)
   Foreign...............       13,235           (15,409)           (4,602)
                               -------          --------          --------
                               $28,161          $(99,891)         $(22,569)
                               =======          ========          ========

                         CONVERSE INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


  Income tax expense (benefit) was comprised of the following:

                                            FISCAL YEAR ENDED
                          -----------------------------------------------------
                          DECEMBER 31, 1994 DECEMBER 30, 1995 DECEMBER 28, 1996
                          ----------------- ----------------- -----------------
   Current:
     Federal.............      $ 7,926          $(12,666)          $(3,617)
     State...............        1,151               417               299
     Foreign.............        1,162             2,656             3,571
                               -------          --------           -------
                                10,239            (9,593)              253
                               -------          --------           -------
   Deferred:
     Federal.............          261           (16,557)           (3,906)
     State...............           65            (1,994)             (481)
                               -------          --------           -------
                                   326           (18,551)           (4,387)
                               -------          --------           -------
                               $10,565          $(28,144)          $(4,134)
                               =======          ========           =======

  The following table reconciles the differences between the Federal corporate statutory rate and Converse's effective income tax rate:

                                              FISCAL YEAR ENDED
                            -----------------------------------------------------
                            DECEMBER 31, 1994 DECEMBER 30, 1995 DECEMBER 28, 1996
                            ----------------- ----------------- -----------------
   Federal corporate
    statutory tax rate
    (benefit)..............       35.0%             (35.0)%           (35.0)%
   State taxes (benefit),
    net of Federal
    tax effect.............        3.1               (1.5)             (2.9)
   Foreign income taxes....        2.5                1.7              10.1
   Valuation allowance.....        --                 6.7              12.7
   Other...................       (3.1)              (0.1)             (3.2)
                                  ----              -----             -----
   Effective income tax
    (benefit) rate.........       37.5%             (28.2)%           (18.3)%
                                  ====              =====             =====

                        CONVERSE INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


  Deferred income taxes reflect the effect of temporary differences between the tax basis of assets and liabilities and the reported amounts of assets and liabilities for financial reporting purposes. Deferred income taxes also reflect the value of net operating losses, net of any valuation allowance. Converse's deferred tax assets and liabilities at December 30, 1995 and December 28, 1996, consisted of the following:

                                           DECEMBER 30, 1995 DECEMBER 28, 1996
                                           ----------------- -----------------
   Deferred tax assets:
     Tax benefit of loss carryforward.....      $ 7,272          $ 22,263
     Loss on investment in unconsolidated
      subsidiary..........................       13,015            11,739
     Restructuring accruals...............        2,900             1,524
     Fair value adjustments...............        4,266             3,718
     Employee postretirement benefits
      other than pensions.................        4,317             4,061
     Expense accruals.....................        2,725             3,182
     Receivable, inventory and other
      reserves............................        3,628             3,399
     Other................................          689               341
                                                -------          --------
       Gross deferred tax assets..........       38,812            50,227
   Deferred tax liabilities:
     Depreciation.........................         (702)              --
     Employee pension plans...............          --               (762)
     Other................................       (2,033)           (2,840)
                                                -------          --------
       Net deferred tax assets before
        valuation allowance...............       36,077            46,625
     Valuation allowance..................       (6,650)          (11,584)
                                                -------          --------
       Net deferred tax assets............      $29,427          $ 35,041
                                                =======          ========

  The net deferred tax assets are included in the consolidated balance sheet as follows:

                                          DECEMBER 30, 1995 DECEMBER 28, 1996
                                          ----------------- -----------------
   Prepaid expenses and other current
    assets...............................      $14,183           $14,491
   Other assets..........................       15,244            20,550
                                               -------           -------
                                               $29,427           $35,041
                                               =======           =======

  Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," requires that a valuation allowance be recorded against deferred tax assets for which there is a greater than fifty percent chance that the tax assets will not be realized. In assessing the realizability of the deferred tax assets, Converse has based its judgment primarily on estimated future earnings. Converse believes these deferred tax assets will be realized. However, based on the weight of objective evidence including historical operating results, operating forecasts and significant net operating loss carryforwards, Converse has concluded that a valuation allowance of $11,584 is required as of December 28, 1996.

  At December 28, 1996, Converse had operating loss carryforwards of $52,864. The loss carryforwards expire between the years 2009 and 2011.

11. EMPLOYEE BENEFITS

  Converse sponsors or contributes to retirement plans covering substantially all domestic employees. Converse has defined benefit pension and postretirement plans in addition to other retirement plans and benefits. The annual cost for defined benefit plans is determined using the projected unit credit actuarial cost method

                        CONVERSE INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

which includes significant actuarial assumptions and estimates which are subject to change in the near term. Prior service cost is amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits. In certain foreign countries, contributions are made to defined contribution plans as well as to government sponsored plans, as required in the respective jurisdictions. Liabilities and expenses related to these foreign employees are not material.

 Defined Benefit Pension Plan

  Converse has a non-contributory defined benefit pension plan covering substantially all salaried employees at its domestic operations. Retirement benefits generally are based on years of service and final average compensation with employees generally becoming vested upon completion of five years of service. The plan is funded by company contributions to trust funds which are held for the sole benefit of the employees. It is Converse's practice to fund pension costs to the extent that such costs are tax deductible and in accordance with ERISA. The assets of the plan are primarily comprised of equity securities and fixed income investments.

  The table below summarizes the plan's funded status and amounts recognized in the balance sheet:

                                           DECEMBER 30, 1995 DECEMBER 28, 1996
                                           ----------------- -----------------
   Actuarial present value of benefit
    obligations:
     Vested benefit obligation............      $38,467           $39,048
                                                =======           =======
     Accumulated benefit obligation.......       39,104            39,641
                                                =======           =======
     Projected benefit obligation.........       44,738            46,781
     Fair value of plan assets............       44,852            51,122
                                                -------           -------
     Plan assets in excess of projected
      benefit obligation..................          114             4,341
     Unrecognized net loss (gain).........          323            (2,166)
     Unrecognized prior service cost......          (89)              (82)
                                                -------           -------
     Prepaid pension cost included in
      other assets........................      $   348           $ 2,093
                                                =======           =======

  Net periodic pension cost for Fiscal 1994, 1995 and 1996 includes the following components:

                                              FISCAL YEAR ENDED
                            -----------------------------------------------------
                            DECEMBER 31, 1994 DECEMBER 30, 1995 DECEMBER 28, 1996
                            ----------------- ----------------- -----------------
   Service cost-benefits
    earned during
    the period.............      $ 1,204           $ 1,300           $ 1,410
   Interest cost on the
    projected
    benefit obligation.....        2,830             3,309             3,375
   Actual return on plan
    assets.................          664            (9,775)           (6,365)
   Net amortization and
    deferral...............       (3,986)            6,364             2,110
                                 -------           -------           -------
   Net periodic pension
    cost...................      $   712           $ 1,198           $   530
                                 =======           =======           =======

  Measurement of the projected benefit obligation was based on a weighted average discount rate of 8.0%, 7.25%, and 7.50% in Fiscal 1994, 1995 and 1996, respectively, and a rate of increase in future compensation levels of 4.5% in each year. The expected long-term rate of return on plan assets used in determining net pension cost was 8.5%, 9.5% and 9.5% in Fiscal 1994, 1995 and 1996, respectively.

                        CONVERSE INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


 Defined Benefit Postretirement Plan

  In addition to pension benefits, certain retired employees are currently provided with specified health care and life insurance benefits. Eligibility requirements generally state that benefits are available to employees who retire after a certain age with specified years of service if they agree to contribute a portion of the cost. Converse has reserved the right to modify or terminate these benefits. Health care and life insurance benefits are provided to both retired and active employees through medical benefit trusts, third-party administrators and insurance companies.

  The following table sets forth the combined financial status of deferred postretirement benefits other than pensions:

                                          DECEMBER 30, 1995 DECEMBER 28, 1996
                                          ----------------- -----------------
   Accumulated postretirement benefit
    obligation:
     Retirees............................      $ 4,501           $ 4,311
     Fully eligible active plan
      participants.......................           91               128
     Other active plan participants......        1,441             1,564
                                               -------           -------
     Total...............................        6,033             6,003
     Unrecognized net gain...............        1,635             1,735
     Unrecognized prior service gain.....        2,718             2,493
                                               -------           -------
     Accrued postretirement benefit
      obligation.........................      $10,386           $10,231
                                               =======           =======

  Net periodic postretirement benefit costs for Fiscal 1994, 1995 and 1996 include the following components:

                                              FISCAL YEAR ENDED
                            -----------------------------------------------------
                            DECEMBER 31, 1994 DECEMBER 30, 1995 DECEMBER 28, 1996
                            ----------------- ----------------- -----------------
   Service cost-benefits
    earned during
    the period.............       $  96             $  90             $ 105
   Interest cost on the
    postretirement
    benefit obligation.....         359               362               421
   Net amortization and
    deferral...............        (387)             (373)             (305)
                                  -----             -----             -----
   Net periodic
    postretirement benefit
    cost...................          68                79               221
   Curtailment gains.......         --               (730)              --
                                  -----             -----             -----
   Total periodic
    postretirement benefit
    cost (income)..........       $  68             $(651)            $ 221
                                  =====             =====             =====

  For measurement purposes, a 16.0%, 15.0% and 15.0% annual rate of increase in the cost of health care benefits for pre-age 65 retirees and 12.0%, 11.0% and 11.0% for post-age 65 retirees was assumed for Fiscal 1994, 1995 and 1996, respectively. For Fiscal 1994, 1995 and 1996, the rates are assumed to decrease gradually to 8.0% in the year 2002 for pre-age 65 retirees and to 7.0% in 1999 for post-age 65 retirees and remain at those levels thereafter. The health care cost trend rate assumption has an effect on amounts reported. Increasing the health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 28, 1996 by approximately $331 and the net periodic cost by $27 for the year.

  The unrecognized prior service gain resulted from a change in Converse's postretirement medical plan. Effective July 1, 1993, Converse required age and service related employee contributions and capped Converse's retiree medical costs at 1998 average claim levels. These changes apply to employees retiring after December 31, 1994.

                        CONVERSE INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


  Measurement of the accumulated postretirement benefit obligation was based upon a weighted average discount rate of 8.0%, 7.25% and 7.50% for Fiscal 1994, 1995 and 1996, respectively, and a long-term rate of compensation increase of 4.5% in each year.

  During 1995, Converse recognized curtailment gains resulting from workforce reductions. These gains are primarily due to the reduction of the accumulated postretirement benefit obligation associated with those employees' postretirement benefits and recognition of the prior service costs related to those employees.

 Other Retirement Plans and Benefits

  Converse has a non-contributory defined contribution plan covering all hourly employees with at least one year of service at their domestic manufacturing and warehouse facilities. Contributions under this plan are fixed at $0.37 per hour of service with a maximum contribution based on 2,000 hours per employee. The defined contribution expense was $662, $992 and $318 for Fiscal 1994, 1995 and 1996, respectively.

  Converse also sponsors a savings plan. The total cost of this plan for Fiscal 1994, 1995, and 1996 was $555, $609 and $329, respectively.

12. STOCK OPTION PLANS; WARRANTS

 Converse 1994 Stock Option Plan

  The Board of Directors of Converse adopted the Converse Inc. 1994 Stock Option Plan (the "1994 Plan") as a means to encourage ownership of Converse common stock by key employees and enable Converse to attract and retain the services of outstanding employees in competition with other employers.

  The 1994 Plan authorizes grants to key employees, including executive officers of Converse and its subsidiaries, and to its consultants, of incentive and non-qualified options to purchase shares of common stock. The plan administrator has discretion to grant non-qualified options at less than 100% of the fair market value per share of the common stock of Converse on the date of grant. The plan administrator has granted such below market exercise price options to certain Converse employees who held options to acquire Furniture Brands common stock in connection with the Distribution in exchange for such Furniture Brands options. Converse incentive stock options must be granted with an exercise price of not less than 100% of the fair market value per share of common stock of Converse on the date of grant. Option prices are payable, in full and in cash, upon the exercise of a stock option and the proceeds are added to the general funds of Converse. As of December 28, 1996, the number of shares of common stock which may be issued under the 1994 Plan is 2,300,000 subject to adjustment upon the occurrence of certain contingencies. The maximum number of shares with respect to which options may be granted to any individual during any calendar year and during the term of the 1994 Plan is 500,000 and 750,000, respectively. Options under the 1994 Plan expire nine years from the grant date.

  The 1994 Plan will terminate in October 2004, subject to the right of the Board of Directors to suspend or discontinue the 1994 Plan at any prior date and the rights of holders of options to exercise options after such date in accordance with the terms of such options.

                        CONVERSE INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


  The following table summarizes option activity under the 1994 Plan:

                                                                    WEIGHTED
                                                      EXERCISE      AVERAGE
                                          NUMBER       PRICE     EXERCISE PRICE
                                        OF OPTIONS   PER SHARE     PER SHARE
                                        ----------  ------------ --------------
   Outstanding at January 1, 1994......       --             --         --
   Granted.............................   920,000   $5.27-$11.46     $ 8.66
                                        ---------
   Outstanding at December 31, 1994....   920,000   $5.27-$11.46     $ 8.66
   Granted.............................   633,000   $5.00-$23.00     $ 9.64
   Canceled............................  (429,000)        $ 7.00     $ 7.00
                                        ---------
   Outstanding at December 30, 1995.... 1,124,000   $5.00-$23.00     $ 7.71
   Granted............................. 1,221,000   $4.00-$23.00     $ 7.17
   Canceled............................  (520,200)  $5.00-$23.00     $11.71
   Exercised...........................  (246,000)  $5.00-$ 7.00     $ 5.57
                                        ---------
   Outstanding at December 28, 1996.... 1,578,800   $4.00-$23.00     $ 6.31
                                        =========
   Exercisable at December 28, 1996....   214,050                    $ 7.15
                                        =========
   Available for future grants.........   475,200
                                        =========

  The following table summarizes information about the 1994 Plan stock options outstanding at December 28, 1996:

                                            OPTIONS OUTSTANDING        OPTIONS EXERCISABLE
                                        --------------------------- --------------------------
                                          WEIGHTED
                                          AVERAGE
                              NUMBER     REMAINING      WEIGHTED      NUMBER       WEIGHTED
           RANGE OF         OUTSTANDING CONTRACTUAL     AVERAGE     EXERCISABLE    AVERAGE
       EXERCISE PRICES      AT 12/28/96 LIFE (YEARS) EXERCISE PRICE AT 12/28/96 EXERCISE PRICE
       ---------------      ----------- ------------ -------------- ----------- --------------
   $4.00-$5.00.............    511,000        8          $ 4.99         1,000       $ 5.00
   $5.27...................    150,000        7            5.27       107,500         5.27
   $5.63-$6.50.............    514,000        9            6.23           --           --
   $7.00...................    275,800        8            7.00        57,800         7.00
   $7.75-$8.65.............     26,000        9            7.96           --           --
   $9.00-$23.00............    102,000        8           12.69        47,750        11.64
                             ---------                                -------
                             1,578,800                                214,050
                             =========                                =======

  On June 2, 1995, Converse repriced certain stock options granted under the 1994 Plan. Options to purchase 854,000 shares of common stock were repriced at an exercise price of $7.00 per share, which represented the closing price of Converse's common stock on June 2, 1995. The original vesting schedules and expiration dates associated with these stock options were also amended to coincide with the stock option repricing date. None of the foregoing stock option grants had vested prior to the repricing date and they did not begin to vest until June 2, 1996. On September 5, 1996, Converse repriced certain additional stock options granted under the 1994 Plan. Options to purchase 105,000 shares of common stock at prices ranging from $5.00 to $23.00 per share were repriced to an exercise price of $6.375 per share, which represented the closing price of Converse's common stock on September 5, 1996. In connection with this repricing, options to purchase 45,000 shares of common stock were canceled. None of the repriced options had vested prior to the repricing date and they do not begin to vest until September 5, 1997. The above option activity table reflects all options at their amended price and vesting terms.

                        CONVERSE INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


 Converse 1995 Non-Employee Director Plan

  On March 22, 1995, the Board of Directors of Converse adopted the 1995 Non-Employee Directors Plan ("the 1995 Plan") as a means of fostering and promoting the long term financial success of Converse by attracting and retaining Non-Employee Directors of outstanding ability.

  Converse has reserved an aggregate of 45,000 shares for issuance under the 1995 Plan. Options to purchase 22,500 of these shares were granted during 1995 at the fair market value on the date of grant of $9.88. These stock options become exercisable in equal one-third increments beginning on March 22, 1996 and expire ten years from the date of grant. No such options were exercised during 1996.

 Other Stock Option Activity

  On October 13, 1995, in addition to the aforementioned option grants, Converse granted options to purchase an aggregate of 275,000 shares of common stock not pursuant to any formal plan. These options were granted in conjunction with a consulting agreement at the fair market value on the date of grant of $4.88 and were exercised during Fiscal 1996.

 Warrants

  Warrants to purchase 1,750,000 shares of Converse stock at an exercise price of $11.40 per share were issued in conjunction with the acquisition of Apex, as discussed in Note 3. These warrants expire on May 18, 2000 and were valued at the time of acquisition at $3,528. In the first quarter of 1997, the Company prevailed in a breach of warranty lawsuit brought against several former owners of Apex. Subsequently, the Company entered into settlement agreements with substantially all of the former owners of Apex whereby these former owners delivered to Converse in full satisfaction of Converse's indemnification claims, their subordinated notes, common stock warrants, and other contractual obligations issued by Converse in connection with the Apex acquisition. See Note 16.

 New Accounting Pronouncement

  The Company accounts for stock-based compensation using the method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, no compensation cost has been recognized for the Company's stock option plans. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Had compensation cost been determined based on the fair value at the grant dates for awards in 1995 and 1996 consistent with the provisions of SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                      FISCAL YEAR ENDED
                                             -----------------------------------
                                             DECEMBER 30, 1995 DECEMBER 28, 1996
                                             ----------------- -----------------
   Net income--as reported..................     $(71,747)         $(18,435)
   Net income--pro forma....................      (73,031)          (19,559)
   Earnings per share--as reported..........        (4.30)            (1.10)
   Earnings per share--pro forma............        (4.38)            (1.17)

                        CONVERSE INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


  The fair value of options granted at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

                                                     FISCAL YEAR ENDED
                                            -----------------------------------
                                            DECEMBER 30, 1995 DECEMBER 28, 1996
                                            ----------------- -----------------
   Expected life (years)...................         5.3               6.0
   Interest rate...........................        6.45%             6.27%
   Volatility..............................       75.00%            65.00%
   Dividend yield..........................           0                 0

  The weighted average grant date fair value of options granted during Fiscal 1995 and Fiscal 1996 was $3.87 and $3.37, respectively.

  The pro forma net income and earnings per share amounts reflected above do not include a tax benefit for 1995 or 1996, as a full valuation allowance would have been provided against any such benefit. The pro forma effect on net income for Fiscal 1995 and Fiscal 1996 is not indicative of future amounts as it does not take into consideration pro forma compensation expense related to grants made prior to 1995. SFAS 123 does not apply to awards prior to 1995, and additional awards in future years are anticipated.

13. LEASE COMMITMENTS

  Substantially all of Converse's retail outlets and certain other real properties and equipment are operated under lease agreements expiring at various dates through the year 2012. Leases covering retail outlets and equipment generally require, in addition to stated minimums, contingent rentals based on retail sales and equipment usage. Generally, the leases provide for renewal for various periods at stipulated rates.

  Rental expense under operating leases was as follows:

                                               FISCAL YEAR ENDED
                             -----------------------------------------------------
                             DECEMBER 31, 1994 DECEMBER 30, 1995 DECEMBER 28, 1996
                             ----------------- ----------------- -----------------
   Minimum rentals.........       $3,681            $3,901            $4,244
   Contingent rentals......          962             1,088               825
                                  ------            ------            ------
                                   4,643             4,989             5,069
   Less: sublease rentals..          135               --                --
                                  ------            ------            ------
                                  $4,508            $4,989            $5,069
                                  ======            ======            ======

  Future minimum lease payments under operating leases are $3,720, $3,208, $2,450, $1,933 and $1,244 for 1997 through 2001, respectively.

14. COMMITMENTS AND CONTINGENCIES

  In December 1995, Converse issued a consumer alert relating to the RAW Energy and RAW Power product lines. This alert informed the public about the potential for the products' technology to fail under continuous, competitive strain. All retailers and consumers were given the option to return these products to Converse for a full credit. As a result of this action, as of December 30, 1995 Converse reversed sales with a gross margin impact of $2,400, provided $413 to repair the defective units and recorded a writedown of $4,354 relating to the inventory carrying value of the defective units. During 1996, the returns and repair processes were completed, resulting in $400 of previously provided reserves being reversed to income.

                        CONVERSE INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


  For discussion of Apex related litigation see Note 16.

  Converse is or may become a defendant in a number of pending or threatened legal proceedings in the ordinary course of its business. Converse believes the ultimate outcome of any such proceedings will not have a material adverse effect on its financial position or results of operations.

15. RELATED PARTY TRANSACTIONS

  In connection with the Distribution, Converse and Furniture Brands entered into a Tax Sharing Agreement (the "Agreement") providing, among other things, for an equal allocation between Furniture Brands and Converse of benefits derived from a carryback of federal and state tax liabilities to periods prior to completion of the Distribution. On February 21, 1996, Converse amended this Agreement with Furniture Brands, under which Converse agreed to carryback certain federal income tax operating losses for the years ended December 30, 1995 and December 28, 1996 to one or more Pre-Distribution tax periods. For the year ended December 30, 1995, the amendment applies to the first $41,000 of tax operating losses generated, which approximates the taxable income available in the carryback period. For the year ended December 30, 1995, tax operating losses of approximately $31,000 were carried back generating a tax refund of $10,832. In accordance with the Agreement, as amended, Furniture Brands paid Converse $8,000 on February 29, 1996 and in return Furniture Brands is entitled to the full amount of the tax refund. Furniture Brands is not entitled to any refund of the $8,000 payment in the event the ultimate tax refund it receives from the Internal Revenue Service is less than anticipated. In accordance with the Agreement, Furniture Brands is also entitled to tax refunds resulting from the carryback of approximately $10,000 of the Company's Fiscal 1996 tax operating losses.

  The $2,832 excess of the 1995 tax refund over Furniture Brands' payment to Converse and the $3,616 tax refund associated with the aforementioned $10,000 of 1996 tax operating losses of Converse being carried back to Furniture Brands have been recorded by Converse as other expense in Fiscal 1995 and 1996, respectively. In addition, Furniture Brands and Converse shared, on an equal basis, 1994 tax carryback benefits totaling $1,380. Furniture Brands' share of this amount, $690, was recorded by Converse as other expense for Fiscal 1995.

  Prior to the Distribution, Furniture Brands provided services to Converse, including legal, administration of benefit and insurance programs, income tax management and cash management and treasury services. The accompanying consolidated financial statements include a charge for Furniture Brands' administrative expenses totaling $500 for Fiscal 1994. Management believes the basis used to charge corporate administrative expenses to Converse was reasonable and representative of the amount of expenses that would have been incurred on a stand-alone basis.

  In connection with the Distribution, Converse and Furniture Brands entered into a Distribution and Services Agreement for Fiscal 1995 relating to the continued provision of certain of the services described above by Furniture Brands to Converse as well as additional advisory services, support and consulting as a result of Converse being a public company. In November 1995, this Agreement was amended to decrease the amount of fees payable from Converse to Furniture Brands. For the year ended December 30, 1995, Converse paid $210 to Furniture Brands for these services.

  As more fully described in Note 9, in November 1995, Apollo caused a standby letter of credit to be provided to the Banks to enable Converse to borrow an additional $25,000 under the A Facility above its defined borrowing base.

  On November 17, 1994, Converse entered into a consulting agreement with Apollo Advisors, L.P., an affiliate of Apollo, pursuant to which Apollo Advisors, L.P. will provide corporate advisory, financial and other consulting services to Converse. Fees under the agreement are payable at an annual rate of $500 plus out-of-pocket expenses for an unlimited period unless terminated by the Converse Board of Directors.

                        CONVERSE INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


16. APEX LITIGATION AND SUBSEQUENT EVENTS

  As a result of significant operational and financial difficulties discovered subsequent to the acquisition of Apex, Converse performed an investigation of potential breaches of representations and warranties by Apex and its former owners in connection with Converse's purchase of Apex. In November 1995, Converse paid into escrow, as opposed to paying the former owners directly, the first interest payment of $443 pertaining to the subordinated notes issued as part of the Apex purchase price. Converse also paid the May 1996 and November 1996 interest payments into escrow, bringing the total in escrow, including accumulated interest, at December 28, 1996 to $1,354. In January, 1996, certain former owners of Apex filed suit against Converse seeking a declaratory judgment that they were entitled to payment of this interest. In March 1996, Converse filed counter claims against these former Apex owners for breach of warranty and other claims relating to the Apex purchase (together, the "State Court Action"). In May 1996, the Company filed suit in U.S. District Court, Southern District of New York against certain former owners of Apex for violation of the federal securities laws. In a separate suit filed the same day, several former owners of Apex asserted certain securities law and other claims against Converse (together the "Federal Court Action").

  In January 1997, a jury ruled unanimously in favor of Converse and against each of the four former owners of Apex who were parties to the State Court Action. In connection with the favorable jury verdict, the Company was awarded damages against these four former Apex owners. Subsequently, the Company entered into settlement agreements with three of these parties, whereby subordinated notes, common stock warrants and other contractual obligations issued to such parties by Converse in connection with the acquisition of Apex were delivered to the Company, together with a cash payment of $2,000 by one of the former owners to Converse in satisfaction of Converse's indemnification claims. Separately, the Company entered into settlement agreements with all of the remaining former owners of Apex who were not parties to the State Court Action, whereby these former owners acknowledged their obligations to Converse for indemnification claims under the Securities Purchase Agreement. As part of these settlements, the former owners delivered to Converse in full satisfaction of Converse's indemnification claims their subordinated notes, common stock warrants, and other contractual obligations issued by Converse to these parties in connection with the acquisition of Apex. In addition, the settling former owners of Apex referred to above have agreed to forego all claims against Converse related to the Federal Court Action. As a result of the above, during the first quarter of 1997, Converse will realize a pretax gain of approximately $17,800. The settlements with the former owners referred to above will result in the reduction during the first quarter of 1997 of subordinated notes, common stock warrants, and accrued liabilities for other contractual obligations of $8,870, $3,528 and $5,424 respectively, from those amounts recorded at December 28, 1996.

  As of March 14, 1997, only one former owner of Apex has not settled with Converse. The jury award in the State Court Action included an indemnification award against this party in the amount of $750, which was the maximum indemnification obligation of this party to Converse under the Securities Purchase Agreement. This former owner holds subordinated notes in the amount of $774. Converse continues to pursue its claims against this remaining party in the Federal Court Action and believes it will prevail based upon, among other things, the jury award in the State Court Action.

  As described in Note 3, on September 14, 1995, Apex filed for Chapter 11 bankruptcy protection. As a result of the Chapter 11 bankruptcy filing, various lawsuits were filed against Converse alleging that the Company was liable for the debts of Apex. Claims in connection with these lawsuits totaled approximately $6,500. Despite Converse's belief that it had valid defenses to the claims made, the Company entered into settlement discussions with the Apex estate in order to avoid defending these lawsuits and incurring the associated legal fees. In February 1997, the United States Bankruptcy Court confirmed the Apex plan of liquidation pursuant to which Converse made a $4,000 payment to the Apex estate and a $500 payment to certain

                        CONVERSE INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

creditors of Apex during the first quarter of 1997, resulting in a pretax loss of approximately $4,500. In addition, Converse relinquished its claims against Apex. The confirmed plan also included injunction and release provisions which preclude Apex or its creditors from bringing or continuing any Apex related claims against Converse.

  As a result of the State Court Action, the settlement agreements with certain former owners of Apex and the Apex bankruptcy payments, Converse will record a net pretax gain of approximately $13,300 during the first quarter of 1997.

17. OTHER FINANCIAL DATA

  Items charged to earnings during Fiscal 1994, 1995 and 1996 include the following:

                                              FISCAL YEAR ENDED
                            -----------------------------------------------------
                            DECEMBER 31, 1994 DECEMBER 30, 1995 DECEMBER 28, 1996
                            ----------------- ----------------- -----------------
   Advertising and
    promotion..............      $51,339           $49,884           $28,544
   Research and
    development............        7,847             8,617             6,503

18. BUSINESS SEGMENT INFORMATION

  Converse operates in one industry segment; designing, manufacturing and marketing of athletic and leisure footwear. Converse has a diversified customer base with one customer accounting for 12% of the Company's net sales in both Fiscal 1995 and Fiscal 1996. Converse's products are distributed in the United States and internationally.

                                               FISCAL YEAR ENDED
                             -----------------------------------------------------
                             DECEMBER 31, 1994 DECEMBER 30, 1995 DECEMBER 28, 1996
                             ----------------- ----------------- -----------------
   Total Revenues:
     United States.........      $328,334          $277,241          $254,255
     Europe, Middle East,
      Africa...............        70,575           115,788            96,613
     Pacific...............        32,607            49,979            43,695
     Americas (excluding
      United States).......        40,010            36,577            19,374
     Less: Inter-Geographic
      Revenues.............       (34,219)          (72,102)          (64,602)
                                 --------          --------          --------
                                 $437,307          $407,483          $349,335
                                 ========          ========          ========
   Operating Income (Loss):
     United States.........      $ 20,404          $(38,922)         $(12,367)
     Europe, Middle East,
      Africa...............        (3,694)          (12,131)          (11,253)
     Pacific...............        14,356            18,276            23,576
     Americas (excluding
      United States).......         5,022             3,055               208
                                 --------          --------          --------
                                 $ 36,088          $(29,722)         $    164
                                 ========          ========          ========
   Identifiable Assets:
     United States.........      $127,394          $ 85,147          $ 99,724
     Europe, Middle East,
      Africa...............        49,558            83,358            72,293
     Pacific...............        24,155            33,780            35,611
     Americas (excluding
      United States).......        22,619            22,222            14,975
                                 --------          --------          --------
                                 $223,726          $224,507          $222,603
                                 ========          ========          ========

                         CONVERSE INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                              FISCAL YEAR ENDED
                            -----------------------------------------------------
                            DECEMBER 31, 1994 DECEMBER 30, 1995 DECEMBER 28, 1996
                            ----------------- ----------------- -----------------
   United States Export
    Sales:
    (included in geographic
    revenues above)
     Europe, Middle East,
      Africa...............     $ 35,354           $15,984           $12,203
     Pacific...............       32,607            31,171            23,570
     Americas (excluding
      United States).......       40,011            20,758            11,415
                                --------           -------           -------
                                $107,972           $67,913           $47,188
                                ========           =======           =======

  Beginning in Fiscal 1995, the Company began converting certain international independent distributors to operating units of Converse. Accordingly, United States export sales began to decline in Fiscal 1995.

  Inter-Geographic sales are accounted for based on established sales prices between the related companies and pertain primarily to sales from the United States to various foreign operations.

19. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

  Following is a summary of unaudited quarterly information:

                                         FIRST     SECOND    THIRD     FOURTH
                                        QUARTER   QUARTER   QUARTER   QUARTER
                                        --------  --------  --------  --------
   Year ended December 30, 1995:
     Net sales......................... $131,196  $ 89,324  $110,121  $ 76,842
     Gross profit......................   45,669    29,815    29,338     8,713
     Net earnings (loss)............... $  8,509  $(32,353) $ (6,583) $(41,320)
                                        ========  ========  ========  ========
     Net earnings (loss) per share..... $   0.51  $  (1.94) $  (0.39) $  (2.48)
                                        ========  ========  ========  ========
   Year ended December 28, 1996:
     Net sales......................... $ 86,551  $ 79,907  $113,318  $ 69,559
     Gross profit......................   21,617    22,887    29,930    11,803
     Net earnings (loss)............... $ (3,260) $ (3,743) $ (3,011) $ (8,421)
                                        ========  ========  ========  ========
     Net earnings (loss) per share..... $  (0.20) $  (0.22) $  (0.18) $  (0.50)
                                        ========  ========  ========  ========

                         CONVERSE INC. AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEET
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                 MARCH 29, 1997
                                                                 --------------
                             ASSETS
Current assets:
  Cash and cash equivalents.....................................    $  3,913
  Receivables, less allowance of $2,357 ........................     114,419
  Inventories (Note 3)..........................................      78,290
  Refundable income taxes.......................................         582
  Prepaid expense and other current assets......................      13,529
                                                                    --------
    Total current assets........................................     210,733
Net property, plant and equipment...............................      17,746
Other assets....................................................      27,355
                                                                    --------
                                                                    $255,834
                                                                    ========
       LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
  Short-term debt...............................................     $16,366
  Current maturities of long-term debt (Note 4).................     154,777
  Accounts payable..............................................      52,758
  Accrued expenses..............................................      15,319
  Income taxes payable..........................................       3,836
                                                                    --------
    Total current liabilities...................................     243,056
Long-term debt, less current maturities (Note 4)................         --
Current assets in excess of reorganization value................      31,857
Deferred postretirement benefits other than pensions............      10,207
Stockholders' equity (deficiency):
  Common stock, $1.00 stated value, 50,000,000 shares
   authorized, 17,250,056 shares issued and outstanding at March
   29, 1997.....................................................      17,250
  Preferred stock, no par value, 10,000,000 shares authorized,
   none issued and outstanding..................................         --
  Additional paid-in capital....................................       2,049
  Retained earnings (deficit)...................................     (47,585)
  Foreign currency translation adjustment.......................      (1,000)
                                                                    --------
    Total stockholders' equity (deficiency).....................     (29,286)
                                                                    --------
                                                                    $255,834
                                                                    ========

     See accompanying notes to condensed consolidated financial statements.

                         CONVERSE INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                      THREE MONTHS ENDED
                                                 -----------------------------
                                                 MARCH 30, 1996 MARCH 29, 1997
                                                 -------------- --------------
Net sales.......................................    $86,551        $135,969
Cost of sales...................................     64,934          93,809
                                                    -------        --------
Gross profit....................................     21,617          42,160
Selling, general and administrative expenses....     26,306          36,765
Royalty income..................................      4,928           6,377
Restructuring expense (credit)(Note 6)..........        --             (564)
                                                    -------        --------
Earnings from operations........................        239          12,336
Loss (credit) on investment in unconsolidated
 subsidiary.....................................        --          (13,051)
Interest expense, net...........................      3,837           2,679
Other (income) expense, net.....................        877           2,090
                                                    -------        --------
Earnings (loss) before income tax...............     (4,475)         20,618
Income tax expense (benefit)....................     (1,215)          7,938
                                                    -------        --------
Net earnings (loss).............................    $(3,260)       $ 12,680
                                                    =======        ========
Net earnings (loss) per share...................    $ (0.20)       $   0.71
                                                    =======        ========
Weighted average number of common shares (Note
 2).............................................     16,692          17,862
                                                    =======        ========

     See accompanying notes to condensed consolidated financial statements.

                         CONVERSE INC. AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                       THREE MONTHS ENDED
                                                  -----------------------------
                                                  MARCH 30, 1996 MARCH 29, 1997
                                                  -------------- --------------
Cash flows from operating activities:
 Net earnings (loss).............................    $ (3,260)      $ 12,680
 Adjustments to reconcile net earnings (loss) to
  net cash required for operating activities:
  (Credit) on investment in unconsolidated sub-
   sidiary ($13,051) less cash payments of
   $7,207........................................         --         (20,258)
  Provision for restructuring actions............         --            (564)
  Depreciation of property, plant and equipment..         818            860
  Amortization of intangible assets..............         108            118
  Amortization of current assets in excess of re-
   organization value............................        (519)          (519)
  Deferred tax benefit...........................      (3,086)         6,948
Changes in assets and liabilities:
  Receivables....................................     (15,714)       (52,873)
  Inventories....................................         221          8,509
  Refundable income taxes........................      11,377            --
  Prepaid expenses and other current assets......       1,254          1,397
  Accounts payable and accrued expenses..........       3,337          1,100
  Income taxes payable...........................         910            429
  Other long-term assets and liabilities.........         191            756
                                                     --------       --------
    Net cash required for operating activities...      (4,363)       (41,417)
                                                     --------       --------
Cash flows from investing activities:
  Additions to property, plant and equipment.....      (1,422)          (757)
                                                     --------       --------
    Net cash used by investing activities........      (1,422)          (757)
                                                     --------       --------
Cash flows from financing activities:
  Net proceeds from exercise of stock options....         --             222
  Net proceeds from short-term debt..............       1,051          2,945
  Net proceeds from the A Facility...............       6,958         38,819
  Payments on the B Facility.....................      (2,686)        (1,807)
                                                     --------       --------
    Net cash provided by financing activities....       5,323         40,179
Net decrease in cash and cash equivalents........        (462)        (1,995)
Cash and cash equivalents at beginning of peri-
 od..............................................       2,738          5,908
                                                     --------       --------
Cash and cash equivalents at end of period.......    $  2,276       $  3,913
                                                     ========       ========

     See accompanying notes to condensed consolidated financial statements.

                        CONVERSE INC. AND SUBSIDIARIES

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                            (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of presentation:

  In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation. This interim financial information and notes thereto should be read in conjunction with the Company's annual report on Form 10-K for the year ended December 28, 1996. The Company's consolidated results of operations for the three months ended March 29, 1997 are not necessarily indicative of the results to be expected for any other interim period or the entire fiscal year.

2. NET EARNINGS (LOSS) PER COMMON SHARE

  Net earnings (loss) per common share is computed based on the weighted average number of common shares and common equivalent shares, if dilutive, assumed outstanding for the applicable period.

  Net earnings for the first quarter of 1997 included a gain of approximately $8,000, net of income taxes, pertaining to the settlement of outstanding litigation relating to Apex One, Inc. (see Note 8). Earnings per share for the first quarter of 1997 of $0.71 includes $0.45 pertaining to these litigation settlements.

3. INVENTORIES

  Inventories are summarized as follows:

                                                                  MARCH 29, 1997
                                                                  --------------
   Retail merchandise............................................    $ 6,610
   Finished products.............................................     64,336
   Work in process...............................................      4,070
   Raw materials.................................................      3,274
                                                                     -------
                                                                     $78,290
                                                                     =======

4. DEBT

  As more fully described in Note 9 to the Consolidated Financial Statements for the year ended December 28, 1996 the Company maintains a $161,490 secured credit facility (comprising an "A Facility" for $135,000 and a "B Facility" for $26,490) (the "Credit Facility") with a group of participating lenders (the "Banks"). The amount of credit available to the Company under the A Facility at any time is determined by reference to the Company's borrowing base set forth in the Credit Facility, consisting primarily of domestic accounts receivable and inventory. In addition, in conjunction with certain amendments to the Credit Facility in November 1995 and February 1996, the borrowing base was increased by an additional $25,000 under the A Facility, provided a standby letter of credit is issued for the benefit of the Banks. Apollo Investment Fund, LP ("Apollo"), which together with its affiliates, is the beneficial owner of approximately 65.1% of the Company's outstanding common stock as of March 29, 1997, caused a standby letter of credit (the "Collateral Letter of Credit") to be provided to the Banks in the amount of $25,000. This additional $25,000 of availability to the Company under the A Facility will expire on June 30, 1997.

  During November 1996, the Credit Facility was amended in order to provide seasonal borrowing ("Seasonal Accommodation") by Converse under the A Facility above those supported by its defined borrowing base and Collateral Letter of Credit in an amount up to $10,000. Effective March 31, 1997, the Credit Facility was amended whereby the Seasonal Accommodation was increased to $15,000, expiring October 15, 1997. In addition, the commitment of the Banks under the A Facility was increased from $135,000 to $150,000.

                        CONVERSE INC. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)


  As further described herein, the Credit Facility, Collateral Letter of Credit and Seasonal Accommodation expire during 1997. Accordingly, the total indebtedness outstanding pertaining to these debt instruments of $154,777 as of March 29, 1997 has been classified as current within the accompanying consolidated balance sheet.

  As of March 29, 1997, approximately $135,000 was available under the A Facility borrowing base, inclusive of availability as a result of the Collateral Letter of Credit and Seasonal Accommodation, for borrowing which may be used for revolving loans, letters of credit, foreign exchange contracts and acceptances. The aggregate of letters of credit, foreign exchange contracts and acceptances may not exceed $100,000 at any time; revolving loans are limited only by the facility's maximum availability less any amount outstanding for letters of credit, foreign exchange contracts or acceptances. As of March 29, 1997, utilization under the A Facility, inclusive of the Collateral Letter of Credit and Seasonal Accommodation, consisted of revolving loans of $93,741 and bankers acceptances of $34,546. In addition, outstanding letters of credit of $3,559 as of March 29, 1997 were reserved against the maximum available borrowing base. As a result, $3,154 of the maximum available borrowing base remained unutilized as of March 29, 1997. As of March 29, 1997, the B Facility, which also expires on November 17, 1997, had loans outstanding of $26,490. The Company is not permitted further borrowings against the B Facility.

  Loans under the A Facility bear interest either at the Prime Lending Rate (as defined therein) plus a margin of 1.25%, or at Adjusted LIBOR (as defined therein) plus a margin of 2.5% per annum. The foregoing LIBOR margin may be reduced following Converse's achievement of improved ratios under certain financial tests specified in the Credit Facility. At March 29, 1997, revolving loans outstanding under the A Facility bore interest at 8.26%, based upon the weighted average of the Prime and Adjusted LIBOR rates, as defined. Loans under the B Facility bear interest at the Prime Lending Rate plus a margin of 4%, or at Adjusted LIBOR plus a margin of 5.5% per annum. At successive six-month terms of the loan, the rate of interest on loans outstanding under the B Facility automatically increases 0.5%. At March 29, 1997, loans outstanding under the B Facility were Adjusted LIBOR rate loans bearing interest at 11.24%.

  Subsidiaries of the Company maintain asset based financing arrangements in certain European countries with various lenders. In general, these financing arrangements allow the subsidiaries to borrow against varying percentages of eligible customer receivable balances based on pre-established credit lines, along with varying percentages of inventory, as defined, at varying interest rates. As of March 29, 1997, total short-term borrowings outstanding under these financing arrangements totaled $16,366. The obligations are secured by a first priority lien on the respective European assets being financed. In addition, Converse Inc. has provided guarantees of these borrowings outstanding in certain of the European countries, as defined in such agreements.

  In conjunction with the Company's acquisition of 100% of the outstanding common stock of Apex One, Inc. ("Apex"), Converse issued promissory notes in the face amount of $11,000, discounted at a rate of 12% to $9,644. The notes bear interest at the rate of 8% per annum for the first three years and increase to 10% and 12% in 1998 and 1999, respectively. On December 28, 1996, $9,644 of these notes were outstanding. As of March 29, 1997, substantially all of these remaining notes have been delivered to the Company by the former owners of Apex in conjunction with the lawsuit settlement agreements. See Note 8.

5. LOSS ON INVESTMENT IN UNCONSOLIDATED SUBSIDIARY

  As more fully described in Note 3 to the Consolidated Financial Statements for the year ended December 28, 1996, on August 11, 1995 the Company ceased funding the operations of its unconsolidated subsidiary, Apex. At December 28, 1996, an accrual of $5,424 remained, which represented the Company's estimates of its

                        CONVERSE INC. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

liabilities relating to Apex. During the first quarter of 1997, this remaining accrual was reversed in conjunction with the Apex litigation settlements. See
Note 8.

6. RESTRUCTURING

  As more fully described in Note 4 to the Consolidated Financial Statements for the year ended December 28, 1996, during 1995 the Company recorded restructuring charges relating primarily to initiatives aimed at reducing future operating costs. The following table presents the restructuring reserves remaining at March 29, 1997:

                                    DECEMBER 28, CHARGES/            MARCH 29,
                                        1996      WRITE-  CHANGES IN   1997
                                      BALANCE      OFFS   ESTIMATES   BALANCE
                                    ------------ -------- ---------- ---------
Contract termination costs.........    $1,502     $  858      --      $  644
Employee severance and related
 costs.............................     2,456        646      --       1,810
Lease termination costs............       564        --      (564)       --
                                       ------     ------    -----     ------
                                       $4,522     $1,504    $(564)    $2,454
                                       ======     ======    =====     ======

During the first quarter of 1997, the Company re-opened the manufacturing facility located in Mission, Texas for cutting and limited production due to an unexpected increase in demand for athleisure products. Accordingly, the remaining lease termination restructuring reserve was reversed. The remaining liabilities represent fixed amounts to be paid out over the next two years.

7. COMMITMENTS AND CONTINGENCIES

  Converse is or may become a defendant in a number of pending or threatened legal proceedings in the ordinary course of its business. Converse believes that the ultimate outcome of any such proceedings will not have a material adverse effect on its financial position or results of operations.

8. APEX ONE, INC. LITIGATION RESOLUTION

  As more fully described in Note 16 to the Consolidated Financial Statements for the year ended December 28, 1996, during the first quarter of 1997, the Company settled substantially all claims with the former owners of Apex as well as substantially all claims with former Apex creditors and the Apex bankruptcy estate. As a result of these settlements, the Company recorded a net pretax gain of approximately $13,051 during the first quarter of 1997. As of April 1997, one former owner of Apex has not settled with Converse. Subsequent to December 28, 1996, the Supreme Court of the State of New York issued a judgment in favor of Converse against this former owner. This former owner of Apex continues to hold subordinated notes issued by Converse in the amount of $774. This amount is included within accrued expenses in the accompanying March 29, 1997 consolidated balance sheet, offset by a receivable of $774. As of March 29, 1997, there are no remaining material claims against Converse relating to its 1995 acquisition of Apex.

9. RECENTLY ISSUED ACCOUNTING STANDARDS

  During 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share" (FAS 128). FAS 128 requires the Company to disclose a basic and diluted earnings per share calculation. Basic earnings per share excludes common stock equivalents from the EPS calculation, while diluted EPS is calculated consistent with the Company's primary earnings per share calculation. The Company will adopt the provisions of FAS 128 within the 1997 year-end consolidated financial statements. Basic and diluted earnings per share, as computed under FAS 128, would have been $0.74 and $0.71 per share, respectively, for the period ended March 29, 1997.

                        CONVERSE INC. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

10. SUBSEQUENT EVENT
  On April 30, 1997, the Company accepted a commitment letter of BT Commercial Corporation ("BTCC") to supply a new $150,000,000 revolving credit facility (the "New Credit Facility"), which will replace the Company's existing Credit Facility. The New Credit Facility will have term of five years, will provide for borrowings and other credit accommodations in a manner similar to the A Facility under the Company's existing Credit Facility and will be secured by substantially the same assets. Borrowings will initially bear interest at the rates currently provided under the A Facility but will have provisions for reduction in the event the Company achieves certain financial ratios. See Note
4. The commitment letter is conditioned upon receipt by the Company of a specified amount from the sale of equity or subordinated debt securities and other customary matters.

                              [All American Logo]


                              [All Original Logo]


                             [All Authentic Logo]


                               [All Sports Logo]


                           [Converse All Star Logo]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESPERSON, OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTI-TUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE NOTES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UN-LAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PRO-SPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HERE-OF.

                                  -----------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................  12
Use of Proceeds..........................................................  15
Capitalization...........................................................  16
Price Range of Common Stock and Dividend Policy..........................  16
Selected Consolidated Historical and
 Pro Forma Financial Information.........................................  17
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  19
Business.................................................................  30
Management...............................................................  41
Certain Transactions.....................................................  44
Security Ownership of Certain Beneficial Owners and Management...........  46
Description of Notes.....................................................  47
Description of Capital Stock.............................................  55
Certain United States Federal Tax Consequences...........................  57
Underwriting.............................................................  61
Legal Matters............................................................  62
Experts..................................................................  62
Additional Information...................................................  63
Incorporation of Certain Documents by Reference..........................  63
Index to Consolidated Financial Statements............................... F-1


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                  $60,000,000

                                 CONVERSE INC.

                           % CONVERTIBLE SUBORDINATED
                                NOTES DUE 2004


                                    -------

                                  PROSPECTUS

                                          , 1997

                                    -------


                               SMITH BARNEY INC.

                            DILLON, READ & CO. INC.

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                             GOLDMAN, SACHS & CO.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the estimated expenses to be incurred by Converse Inc. (the "Company") in connection with the offering of the Notes pursuant to this Registration Statement.

                                                                  PAYABLE BY THE
                                                                     COMPANY
                                                                  --------------
   Securities and Exchange Commission registration fee...........   $   31,364
   NASD filing fee...............................................       10,850
   Printing and engraving expenses...............................      350,000
   Accounting fees and expenses..................................      250,000
   Legal fees and expenses.......................................      250,000
   Trustee fees and expenses.....................................        6,000
   Blue Sky fees and expenses....................................       10,000
   Miscellaneous.................................................       91,786
                                                                    ----------
     Total.......................................................   $1,000,000
                                                                    ==========

  The Securities and Exchange Commission filing fee and National Association of Securities Dealers, Inc. filing fee are exact. All other amounts are estimates.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law ("Section 145") permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations, the Company's By-Laws provides for the indemnification of directors, officers and other authorized representatives of the Company to the maximum extent permitted by the Delaware General Corporation Law. Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he reasonably believed to be in or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

  The Company's By-Laws permit it to purchase insurance on behalf of any such person against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under the foregoing provision of the By-Laws.

ITEM 16. EXHIBITS

  See Exhibit Index.

ITEM 17. UNDERTAKINGS

  (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan, annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the Offerings or such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (c) The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN NORTH READING, MASSACHUSETTS ON MAY 14, 1997.

                                          Converse Inc.

                                                     /s/ Glenn N. Rupp
                                          By: _________________________________
                                              CHAIRMAN OF THE BOARD AND CHIEF
                                                     EXECUTIVE OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED.

              SIGNATURE                        TITLE                 DATE

          /s/ Glenn N. Rupp            Chairman of the
-------------------------------------   Board and Chief          May 14, 1997
            GLENN N. RUPP               Executive Officer
                                        (Principal
                                        Executive Officer)

        /s/ Donald J. Camacho          Senior Vice
-------------------------------------   President and Chief      May 14, 1997
          DONALD J. CAMACHO             Financial Officer
                                        (Principal
                                        Financial and
                                        Accounting Officer)

                  *                    Director
-------------------------------------                            May 14, 1997
           DONALD J. BARR

                  *                    Director
-------------------------------------                            May 14, 1997
            LEON D. BLACK

                                       Director
-------------------------------------                            May 14, 1997
          JULIUS W. ERVING

                  *                    Director
-------------------------------------                            May 14, 1997
           ROBERT H. FALK

              SIGNATURE                         TITLE                DATE

                  *                     Director
-------------------------------------                            May 14, 1997
            GILBERT FORD

                  *                     Director
-------------------------------------                            May 14, 1997
          MICHAEL S. GROSS

                  *                     Director
-------------------------------------                            May 14, 1997
           JOHN J. HANNAN

                  *                     Director
-------------------------------------                            May 14, 1997
          JOSHUA J. HARRIS

                                        Director
-------------------------------------                            May 14, 1997
           JOHN H. KISSICK

                  *                     Director
-------------------------------------                            May 14, 1997
          RICHARD B. LOYND

                                        Director
-------------------------------------                            May 14, 1997
          MICHAEL D. WEINER

        /s/ Donald J. Camacho
*By _________________________________
 DONALD J. CAMACHO,ATTORNEY-IN-FACT

                                 CONVERSE INC.

                                 EXHIBIT INDEX

  1   Form of Underwriting Agreement.
  4.1 Form of Indenture between the Registrant, as issuer, and First Union
      National Bank, as trustee.
  4.2 Form of Note (included in Exhibit 4.1).
  5   Opinion of Morgan, Lewis & Bockius LLP.*
 12   Statement re: Computation of Ratio of Earnings to Fixed Charges.*
 23.1 Consent of Price Waterhouse LLP.*
 23.2 Consent of KPMG Peat Marwick LLP.*
 23.3 Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5).*
 24   Power of Attorney.*
 25   Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 by First Union National Bank.*

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* Previously filed